
niche • pharmaceuticals • distribution
manufacturing • product development •
drug delivery •
formulations •
brand •
bioequivalent •
generic •

Andrx
CORPORATION

Andrx Corporation 2003 Annual Report

We are a pharmaceutical company that:

- develops and commercializes generic versions of controlled-release brand name pharmaceuticals, using our proprietary controlled-release drug delivery technologies, and generic versions of niche and immediate-release pharmaceutical products, including oral contraceptives;
- distributes pharmaceuticals, primarily generics, manufactured by others as well as manufactured by us, primarily to independent pharmacies, pharmacy chains, pharmacy buying groups and physicians' offices; and
- commercializes brand name pharmaceuticals, in some instances using our proprietary controlled-release drug delivery technologies.

financial highlights

($ in millions)

**Revenues:
Distributed Products**


$700
600
500
400
300
200
100
0
99
00
01
02
03

**Revenues:
Andrx Products**


$350
300
250
200
150
100
50
0
99
00
01
02
03

**Revenues:
Licensing & Royalties**


$80
70
60
50
40
30
20
10
0
99
00
01
02
03

**Revenues:
Total**


$1,100
1,000
900
800
700
600
500
400
300
200
100
0
99
00
01
02
03

**Research & Development
Expenses**


$60
50
40
30
20
10
0
99
00
01
02
03

**Selling, General &
Administrative Expenses**


$225
200
175
150
125
100
75
50
25
0
99
00
01
02
03

**Net Income
(Loss)**


$100
50
0
(50)
(100)
99
00
01
02
03



Thomas P. Rice
Chief Executive Officer and Director,
Andrx Corporation

Dear Andrx Stockholders:

I was very pleased to join the Andrx team in February 2004 as your Chief Executive Officer. I am excited about our Company's prospects for the future and eager to work with the management team to increase stockholder value. Since 1985, I have worked within the pharmaceutical industry and have significant experience in generic pharmaceutical manufacturing and quality systems, brand product development and financial management, which I believe will benefit Andrx.

As a member of the Andrx Board since April of 2003, I have considerable knowledge of the Company's operations and opportunities. The growth strategies for our business units – generic, distribution and brand pharmaceutical products – remain intact. I believe Andrx is uniquely positioned to benefit from these three distinct but strategically synergistic business units, offering a complementary blend of risk and reward for both the short and long-term.

Our generic business was founded on our drug delivery formulation capabilities and remains dynamic, successful and profitable. Our distribution business, which has been profitable and growing since its inception, guarantees market share

2003 Highlights:

- Achieved over $1 billion in revenues
- Filed 12 new ANDAs, received four tentative and 13 final approvals from FDA
- Signed agreement to market loratadine products through Perrigo Company, the nation's largest provider of store brand OTC pharmaceuticals
- Filed NDA for valproate product, which was later accepted for filing by FDA
- Launched Taztia XT®, a generic of Tiazac®
- Launched OTC generic Claritin-D® 24, marketed through Perrigo
- Signed exclusivity transfer agreement with Impax and Teva for generic Wellbutrin SR®/Zyban®
- Settled patent litigation and signed an agreement with Pfizer to market authorized generic of Glucotrol XL®
- Received approvable letter for Fortamet™
- Received FDA marketing approval for OTC generic Claritin RediTabs®
- Entered agreement to market Pfizer's Cardura® XL
- Collaborated with Teva to market our line of generic oral contraceptives
- Divested two non-core operations - a Massachusetts aerosol production facility and POL, an Internet website for physicians
- Initiated changes to improve our brand operations
- Invested in new technologies to enhance our businesses



Angelo C. Malahias
President, Andrx Corporation

for Andrx generic products as they are launched. More recently, Andrx commenced its sales and marketing effort to commercialize our internally developed brand products that offer long-term growth benefits. As the only company with all three of these synergistic business platforms, Andrx has a competitive advantage that the management team intends to optimize.

This year we will focus on ensuring that the executives on our team continue to have the resources they need to excel at their responsibilities and, through teamwork, create long-term growth in earnings and cash flow. Our senior management team has a proven track record in bringing successful pharmaceutical products to market and entering into strategic alliances. They know how to manage change and bring creative ideas to our Company, and I will draw upon that knowledge and challenge them to do even more.

In 2003, Andrx produced solid operating results. For the first time, we achieved revenue exceeding $1 billion, led by the strong performance of our generic and distribution businesses, both of which achieved record revenues.

In our generic business, we filed 12 ANDAs, some of which we believe will be awarded 180 days of market exclusivity, received four tentative and 13 final product approvals. We entered into strategic alliances that have generated or will generate significant revenues and profits from our generic Claritin products, our line of generic oral contraceptives and a generic version of Glucotrol XL.





Dr. Elliot F. Hahn
Chairman Emeritus and Director,
Andrx Corporation

Scott Lodin
Executive Vice President,
General Counsel and Secretary,
Andrx Corporation

In our distribution business, we continue to achieve steady revenue and profit growth (44 out of the 46 quarters since inception), and have positioned this business for the future, through improved utilization of our Ohio distribution center and investments in technology to improve and enhance our order entry systems.

Though our brand operations continue to operate at a loss, we made significant strides toward improving its performance in both the short and longer term, including our Fortamet and valproate filings with the FDA, the reduction and realignment of our sales and clinical operations, as well as the agreements we entered into with Pfizer Inc. (Pfizer) for the marketing of Cardura XL, and with Takeda Chemical Industries, Ltd. (Takeda), for the development and marketing of a new combination product. We will continue to focus on optimizing the commercial value of our current brand products and product candidates, and to seek potential partners whose products may be enhanced by the application of our drug delivery technologies.

In the first few months of 2004, the Andrx team continued on its strategic pathway:

- Collaborated with Takeda to develop and market a product combining our extended-release metformin and Takeda's pioglitazone, a market-leading diabetes product
- Received FDA final marketing approval for OTC generic Claritin-D® 12
- Received FDA approvable letter for valproate
- Filed ANDA for the major strength of Toprol-XL®, which Andrx believes will have 180 days of market exclusivity
- Launched generic versions of Lotensin® and Lotensin HCT®
- Announced pending ANDAs for Concerta®
- Launched Previfem™ and Tri-Previfem™, generic versions of Ortho-Cyclen 28® and Ortho Tri-Cyclen®, respectively, through Teva

We, at Andrx, plan to celebrate numerous additional achievements in 2004 and beyond. We will continue to focus on creating value for our stockholders through internal growth and external opportunities, while ensuring our Company's operating systems and processes are positioned to support our growth. We thank the stockholders, employees and customers for their support.

Our distribution business reported $657.1 million in revenue, an increase of $122.5 million from full-year 2002; generic products produced $255.0 million in revenue, up from $183.9 million in 2002; and brand product revenue was $46.6 million, which includes full-year sales of Altocor, up from $25.5 million in 2002. Licensing and royalties revenue increased to $80.1 million, from $17.3 million, and included $76.7 million of revenue from our agreement related to another company's generic version of Prilosec®. Bottom line, we delivered $0.66 diluted earnings per share compared to a ($1.22) diluted loss per share in 2002, while maintaining our R&D spend at a significant level of approximately $52 million. We generated positive cash flow and increased cash and equivalents from $97 million as of December 31, 2002, to approximately $205 million as of December 31, 2003. Our performance in 2003 is a stepping-stone to achieving even greater success in the future.

The Andrx management team is committed to another successful year in 2004, which will include continued improvement in our manufacturing and quality operations, additional product launches and increased R&D with an intense focus on building our portfolio of generic products. We are intent on keeping Andrx positioned for the future – making the changes needed to build for the years ahead – without losing the spirit and dedication that got Andrx where it is today. We are committed to providing value for our customers, patients and stockholders; as well as a challenging and rewarding work environment for our employees.

Sincerely,

Thomas P. Rice
Chief Executive Officer
April 2004


Andrx
Cartia XT
(diltiazem HCl extended-release capsules, USP)

Andrx Pharmaceuticals, our generic pharmaceuticals operation, develops bioequivalent versions of difficult to formulate, controlled-release tablets and capsules. Though the commercialization process for these products is often fraught with legal and other challenges, these hurdles result in limited competition and greater financial returns. We also develop and commercialize niche and immediate-release products, which have fewer hurdles, but may face more competition than controlled-release generics.

We employ a collaborative approach among our research and development (R&D), sales and marketing, and legal teams to determine which products may provide us with attractive economic returns. Working together, these groups evaluate our ability to design a formulation that will not infringe any valid patents associated with the brand product.

Over the last five years, we have made significant investments in R&D, which have enabled us to continue to expand our product portfolio and our sources of profitability. In 2003, Andrx spent a total of $52 million on generic and brand R&D and received final approval for 13 ANDAs. Over the course of 2003 and into early 2004, our generic product highlights included:

- In January 2003, we signed an agreement with Perrigo Company (Perrigo), the nation's largest provider of store-brand, over-the-counter (OTC) pharmaceuticals, to market our generic Claritin products. Through this arrangement, Perrigo now markets our generic versions of Claritin-D 24 (which received 180 days of market exclusivity) and Claritin RediTabs as store-brand OTC products, and will likely market later this year our generic version of Claritin-D 12, which was approved by FDA in 2004.
- In April 2003, we launched Taztia XT, our generic version of Tiazac.
- In July 2003, we signed an exclusivity transfer agreement with IMPAX Laboratories, Inc. (Impax) and Teva Pharmaceutical Industries Ltd. (Teva) for generic Wellbutrin SR and Zyban, ensuring that we would be able to commercialize the value of our ANDA filings for these products. We relinquished our exclusivity rights for the 150mg strength of generic Wellbutrin SR in early 2004, and will receive a share of the profits generated by this product for a period of six months after its March 2004 launch.
- In September 2003, we resolved our patent litigation with Pfizer and Alza Corporation regarding Glucotrol XL and obtained the right to market all strengths of Pfizer's Glucotrol XL as a generic, which we did beginning in November 2003.
- In December 2003, we entered into an agreement for Teva to market our line of oral contraceptive (OC) products. In April 2004, Teva commenced marketing

Our drug delivery technologies are the building blocks of our product portfolio. Using these patented, proprietary technologies, we have established a proven ability to develop controlled-release products.

In 2003, we filed 12 Abbreviated New Drug Applications (ANDAs) with the Food and Drug Administration (FDA), some of which we believe will be entitled to 180 days of market exclusivity. We also received four tentative and 13 final marketing approvals.

Lawrence J. Rosenthal
President, Andrx Pharmaceuticals, Inc.



Previfem, our generic version of Ortho-Cyclen 28, and Tri-Previfem, our generic version of Ortho Tri-Cyclen, both of which were approved by FDA in early 2004. Though small in number, our line of approved and pending ANDAs for OC products addresses approximately 50% of the total market of OC scripts currently written in the U.S.

- In February 2004, our generic versions of Lotensin and Lotensin HCT were approved by the FDA, and launched into the marketplace.
- Also in February 2004, we announced what we believe is the first filed paragraph IV ANDA for a bioequivalent version of Toprol-XL, 50mg dosage, which could result in 180 days of market exclusivity for our product.
- In March 2004, we disclosed our pending ANDAs for generic Concerta Extended-release Tablets, 18mg, 27mg, 36mg and 54mg strengths.

As we have done in the past, we will both internally develop and pursue other initiatives to increase our generic pipeline and position our generic business for future growth.

We have over 95 patents issued or pending in the United States and even more internationally.

distribution

Anda and VIP, our distribution operations, primarily provide generic pharmaceuticals to independent pharmacies, pharmacy chains, pharmacy buying groups and physicians' offices throughout the United States. Over 200 telesales representatives place more than 80,000 phone calls per week to approximately 18,000 active accounts offering over 5,700 different products manufactured by others as well as our own line of generic pharmaceuticals. These products are shipped throughout the United States, with next day delivery, from our distribution centers in Florida and Ohio.

Today's retail pharmaceutical market is generally comprised of approximately 25,000 independent pharmacies and 30,000 outlets that are part of national pharmacy chains. Andrx's distribution operations, Anda and VIP, provide approximately 5,000 generic pharmaceuticals and 1,000 brand pharmaceuticals and other products to this independent pharmacy segment.

Andrx's distribution operations have shown consistent growth, profits and cash flow – a proven track record – and have achieved sequential revenue growth in 44 out of the 46 quarters we have been in business. Our distribution business continues to grow rapidly. Superior customer service and "quick to market" product launches are the hallmark of Anda and VIP. Our distribution operations meet our customers' needs and help them to increase their profits. By decreasing the time needed to get product onto our customers' shelves nationwide (sometimes within 24 hours of FDA approval), offering competitive prices and keeping products in stock, Anda and VIP provide superior service and competitive advantages for both our suppliers and customers.



Our telesales representatives have established, long-standing relationships with our customers. Over the years, our sales force has developed a vast knowledge of the pharmaceutical industry, which enables them to be a resource about new products, product mix, prices and product supply. The business intelligence our telesales representatives share helps our pharmacy customers effectively run their businesses and improve profitability.

Anda and VIP also offer trade-specific, intuitive, E-ordering devices, including Internet-based systems and handheld devices. These technologies are additional tools for continued growth. AndaConnect® and VIPConnect™, our handheld ordering devices with built-in bar code scanners, have been well received by our customers, as they simplify and expedite the ordering

AndaConnect and VIPConnect, our handheld pharmacy ordering systems with barcode scanning, were internally developed and are now used in approximately 600 pharmacies in the United States and Puerto Rico, generating more than $3 million of revenue each


Anda



Daniel H. Movens
President, Anda, Inc.

process. AndaCentral.com, an Internet site where chains can purchase pharmaceuticals from a central buying location and disperse individual orders to all of their stores, is an effective tool for sourcing products that are new to the market. AndaMeds.com, an Internet site for doctors' offices and clinics, allows doctors to order pharmaceuticals, vaccines, injectibles and medical supplies online along with other office-related services. And, our AndaNet.com and VIPpharm.com Internet ordering systems allow pharmacies to place orders and receive access to timely industry information. These systems enable our customers to order efficiently, contain costs, and will allow us to provide additional value-added services in the future.

Our distribution operations also complement the sales and marketing efforts of our Andrx Pharmaceuticals' generic product line. Whether sold to independent pharmacies and regional chains through Anda and VIP, or to national pharmacy chains and wholesalers through Andrx Pharmaceuticals, each Andrx generic product, when launched, is guaranteed market share.

month. By the end of 2004, we estimate that the usage of our units and the revenue they generate will double.

brands

Andrx Laboratories, our emerging brand pharmaceutical operation, currently markets Altocor, our first internally developed product, for the lowering of cholesterol. We also have two other brand products awaiting FDA marketing approval: Fortamet, an extended-release metformin for the treatment of diabetes, and a valproate product for the treatment of seizures. Though we reduced the size of our clinical development staff in December, we will continue our efforts to participate in the development of new brand products using our controlled-release technologies, as evidenced by our recent agreement with Takeda, Japan's largest pharmaceutical company, to jointly develop a product combining Takeda's Actos (pioglitazone) and our extended-release metformin.



Sylvia S. McBrinn
Executive Vice President,
Andrx Laboratories, Inc.

Andrx's brand business is at an earlier stage of development than our generic and distribution operations. As a result of the substantial cost required to maintain a sales force and promote a brand product, our brand business currently operates at a loss. However, we are balancing that cost – and its impact on our current profitability – with the significant, sustainable profits that can ultimately be generated by a successful brand platform. Obtaining increasing and sustainable profits from our brand product operations is a significant part of our strategy for the future. Even with the launch of Fortamet and Cardura XL in 2004, and the significant up-front expenses required for their promotion, beginning in 2005, we plan for our brand product revenues to exceed the expenses required for their promotion and sale.

Considerable progress was made in 2003 and early 2004:

- The FDA accepted our filing for Fortamet and we later received an FDA approvable letter. We anticipate that Fortamet will be specifically indicated as a once-a-day therapy to lower blood glucose, and that its smaller tablet size and its unique 1000mg dosage strength will improve patient compliance. We plan to launch this product in 2004.

Demand for brand pharmaceutical products, unlike generics, needs to be created through a sales force


605
605

- The FDA also accepted our filing for a valproate product and we later received an FDA approvable letter. The approval and launch of this product is not anticipated to occur until at least 2005, as a result of the patent infringement litigation commenced against us.

- We signed a supply and distribution agreement with Pfizer, which allows us to market Pfizer's Cardura XL product, for the treatment of benign prostatic hyperplasia (BPH). If the FDA approves this product in a timely manner, with certain minimum labeling requirements, we will begin marketing Cardura XL to urologists and primary care physicians in 2004.

- We entered an agreement with Takeda, Japan's largest pharmaceutical company, to jointly develop a product combining Takeda's Actos (pioglitazone) and our extended-release metformin, from which we received a milestone payment of $10 million and the right to receive additional milestone and other payments in the future.

The successful development of a profitable brand business, along with a growing distribution business, will balance the variability of earnings from our generic business. This blended earnings model will provide us with a platform for growth that is unique to our industry.



that details these products, by explaining their use, benefits and other characteristics to physicians.

FINANCIAL REVIEW

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Our Business

We are a pharmaceutical company that:

- develops and commercializes generic versions of controlled-release brand name pharmaceuticals, using our proprietary controlled-release drug delivery technologies, and generic versions of niche and immediate-release pharmaceutical products, including oral contraceptives;

- distributes pharmaceuticals, primarily generics, manufactured by others as well as manufactured by us, primarily to independent pharmacies, pharmacy chains, pharmacy buying groups and physicians' offices; and

- commercializes brand pharmaceuticals, in some instances using our proprietary controlled-release drug delivery technologies.

Controlled-release pharmaceuticals generally provide more consistent drug levels in the bloodstream than immediate-release dosage forms and may improve drug efficacy and reduce side effects by releasing drug dosages at specific times and in specific locations in the body. Controlled-release pharmaceuticals allow for "patient friendly" dosage forms, which reduce the number of times a drug must be taken, thus improving patient compliance.

2003

In 2003, we for the first time achieved revenues exceeding $1 billion, led by the strong performances of our distribution business and our generic business, both of which achieved record revenues. Our distribution business reported sales of $657 million, a 23% increase from 2002. Our generic business launched six products, filed 12 ANDAs, some of which we believe will be awarded first-to-file exclusivity, received four tentative and 13 final product approvals, and generated over $255 million in revenues. We also had significant licensing revenues from our 2002 agreement relating to KUDCo's generic version of Prilosec, and entered into agreements with:

- Perrigo, to commercialize our generic Claritin products, which are being sold in the over-the-counter (OTC) market;

- Pfizer, in conjunction with our legal settlement, which allowed us to more quickly market all strengths of generic Glucotrol XL;

- Teva, to increase the value of our oral contraceptive product line by marketing them as part of Teva's broader product line;

- Impax and Teva, to commercialize the value of our ANDAs for generic versions of Wellbutrin SR/Zyban;

- Pfizer, to market Cardura XL through our brand business; and

- Takeda, to co-develop and manufacture a combination product consisting of Takeda's Actos (pioglitazone) and our extended-release metformin.

Our brand business contributed 4% of total revenues in 2003 and continued to operate at a significant loss. In December 2003, we reorganized our brand business by reducing the size and focus of our research and development group, as we intend to focus on more selected opportunities that leverage our formulation technologies, and we reduced the number of our brand sales representatives by approximately 100 to 250 and changed the territories they cover. These changes are intended to improve our brand operations and its contribution to our overall business.

In 2003, we incurred charges of $18.4 million directly to cost of goods sold, related to the production of products and product candidates, including $5.7 million in write-offs of pre-launch inventories of our version of generic Wellbutrin SR/Zyban, $4.7 million directly to cost of goods sold related to under-utilization and inefficiencies at our Florida and North Carolina manufacturing facilities, and we wrote-off $3.9 million in manufacturing machinery and equipment at our Florida operations. While substantial progress has been made, we will continue to focus on further improving our pharmaceutical manufacturing operations.

Key Performance Factors

In our generic business, increased revenues will result primarily from the launch of our new products and whether and to what extent we will be entitled to market exclusivity with respect to such products, offset by price erosion of our existing products. In our distribution business, growth will continue to be primarily a function of our participation in the distribution of new generic products launched by others, offset by the net price declines typically associated with the distribution of generic products over time. In our brand business, revenue growth will depend primarily upon our ability to stimulate prescription demand for Altocor, and later Fortamet and Cardura XL.

Our operating results are highly dependent on a limited number of products, particularly the net revenues from our generic versions of Cardizem CD, and, to a lesser extent, our generic versions of OTC Claritin products, Glucophage and Tiazac; net sales of generic Glucotrol XL, purchased from Pfizer; net sales of our Altocor brand product and licensing revenue related to KUDCo's sales of generic Prilosec. Licensing revenues from KUDCo, which was significant in 2003, will decrease substantially in 2004, as expected. Future operating results will also be dependant upon our ability to generate revenues from our generic Wellbutrin SR/Zyban (either through the launch of our product or through our Exclusivity Agreement with Impax and a subsidiary of Teva) and Prilosec filings, as well as future generic and brand product introductions. The value and timing of those product introductions depends on a number of factors, including successful scale-up, final FDA marketing approval, satisfactory resolution of patent litigation, our manufacturing capabilities and capacities, competition and various other factors described in this annual report and in our other SEC filings.

Cash Requirements

We believe we can fund our 2004 operating cash requirements and planned capital expenditures from operations. Our most significant 2004 cash requirement is the planned spending of approximately $100 million for facilities, machinery and equipment related to the renovation of our North Carolina and Florida manufacturing facilities. We will pay Sandoz additional milestones of $2.0 million and $3.0 million upon the approval and launch, respectively, of Fortamet. Under our agreement with Pfizer, we will pay an additional $25 million milestone in the event that the Cardura XL NDA is approved with certain minimum labeling requirements, and we will purchase a minimum of $21 million of product from Pfizer during the first 12-month period following that approval. We have additional minimum purchase requirements for Cardura XL of approximately $130 million in the following 24-month period as well.

We had $205.1 million in cash, cash equivalents and investments available-for-sale at December 31, 2003. In addition, we have a $185 million secured credit facility, of which $172 million is currently available pursuant to the borrowing base limits, to provide additional funds if necessary. No amounts were outstanding under this credit facility as of December 31, 2003.

	Payment due by period ($ in thousands)				
Contractual Obligations	**Total**	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligations	$ —	$ —	$ —	$ —	$ —
Capital lease obligations	**2,597**	981	1,592	24	—
Operating lease obligations	**70,162**	11,313	20,086	15,822	22,941
Purchase obligations	**282,000**	95,000	176,000	11,000	—
Other long-term liabilities reflected on the Consolidated Balance Sheet	**11,079**	—	11,079	—	—
Total	**$365,838**	$107,294	$208,757	$ 26,846	$ 22,941

Forward Looking Statements

Forward-looking statements (statements which are not historical facts) in this report are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. For this purpose, any statements contained herein or which are otherwise made by us or on our behalf that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may," "will," "to," "plan," "expect," "believe," "anticipate," "intend," "could," "would," "estimate," or "continue" or the negative other variations thereof or comparable terminology are intended to identify forward-looking statements. Investors are cautioned that all forward-looking statements involve risk and uncertainties, including but not limited to, our dependence on a relatively small number of products; licensing revenues; the timing and outcome of patent, antitrust and other litigation; the timing and commercial success of future generic product launches; whether we will be awarded any market exclusivity period and, if so, the precise dates thereof; government regulation generally; competition; manufacturing capacities, output and quality processes; our ability to develop and successfully commercialize new products; the loss of revenues from existing products; development and marketing expenses that may not result in commercially successful products; our inability to obtain, or the high cost of obtaining, licenses for third party technologies; commercial obstacles to the successful introduction of brand products generally, including Fortamet and Cardura XL; exclusion of our brand products from formularies; the consolidation or loss of customers; our relationship to our suppliers; the success of our joint ventures; difficulties in integrating, and potentially significant charges associated with, acquisitions of technologies, products and businesses; the inability to obtain sufficient supplies from key suppliers; the impact of returns, allowances and chargebacks; product liability claims; rising costs and limited availability of product liability and other insurance; the loss of key personnel; failure to comply with environmental laws; and the absence of certainty regarding the receipt of required regulatory approvals or the timing or terms of such approvals. We are also subject to other risks detailed herein or detailed from time to time in our filings with the U.S. Securities and Exchange Commission.

Readers are cautioned not to place reliance on the forward-looking statements contained in this report. We undertake no obligation to update or revise any forward-looking statements to reflect new information, the occurrence or non-occurrence of future events or otherwise.

2000 Equity Reorganization and 2002 Conversion of Cybear Common Stock

Andrx was organized in August 1992 as a Florida Corporation. On September 7, 2000, we completed a reorganization whereby Andrx acquired the outstanding equity of its Cybear Inc. subsidiary that it did not own, reincorporated in Delaware, and created two new classes of common stock: (i) Andrx Common Stock to track the performance of the Andrx Group, which then included Andrx Corporation and its majority owned subsidiaries, other than its ownership of the Cybear Group and (ii) Cybear common stock to track the performance of the Cybear Group. Cybear Group then included (i) Cybear Inc. and its subsidiaries, (ii) certain potential future Internet businesses of Andrx Corporation, and (iii) certain operating assets of AHT Corporation. Mediconsult.com, Inc. and its subsidiaries were added to the Cybear group following our acquisition by merger of Mediconsult.com, Inc. in April 2001.

On May 17, 2002, each share of Cybear common stock was converted into 0.00964 of a share of Andrx common stock resulting in the issuance of approximately 65,000 shares of common stock. The 2002 Cybear conversion included a 25% premium on the value of Cybear common stock as provided by the terms of our Certificate of Incorporation. Subsequent to the conversion we have only one class of common stock outstanding.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our significant accounting policies are described in Note 2 to the Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates and judgments that effect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including but not limited to those related to:

- revenue recognition,
- allowance for doubtful accounts receivable,

- inventories and cost of goods sold,
- useful life or impairment of goodwill,
- useful life or impairment of other intangible assets,
- litigation settlements and related accruals,
- income taxes, and
- self-insurance programs.

We base our estimates on, among other things, currently available information, our historical experience and on various assumptions, the results of which form the basis of making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Although we believe that that these assumptions are reasonable under the circumstances, estimates would differ if different assumptions were utilized and these estimates may prove in the future to have been inaccurate.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements:

Revenue Recognition

Revenues from our distributed products and from our generic products and the related cost of goods sold are recognized at the time the product is received by our customers. Estimated sales returns and allowances related to the sales to our customers are provided in the same period as the related sales are recorded based on currently available information and are continuously monitored and evaluated.

Revenues from our brand products are recognized for products received by customers that Andrx reasonably estimates will be pulled through the distribution channel taking into account, among other things, historical and projected prescription data, provided by external, independent sources, incentives granted to customers, customers' right of return, generic introductions and inventory levels in the distribution channel, which we periodically evaluate. As a result, we had $5.7 million and $18.2 million in deferred revenue in the December 31, 2003 and 2002 Consolidated Balance Sheets, respectively.

Allowances against sales for estimated returns, chargebacks, rebates and other sales allowances are established by us concurrently with the recognition of net revenue. These allowances are established based upon consideration of a variety of factors, including, but not limited to, historical return experience by product type, the number and timing of competitive products approved for sale, both historical and projected, the estimated size of the market for the product, estimated customer inventory levels by product and current and projected economic conditions, including historical and anticipated price declines. However, actual product returns, chargebacks, rebates and other sales allowances incurred are dependent upon future events. We periodically monitor the factors that influence sales allowances and make adjustments to these provisions when we believe that actual product returns, chargebacks, rebates and other sales allowances may differ from established allowances. If conditions in future periods change, additional allowances may be required, potentially in significant amounts. Net revenues from sales of our generic and brand products may be affected by the level of provisions for estimated sales returns, chargebacks, rebates and other sales allowances.

In the pharmaceutical industry, the practice is generally to grant customers the right to return or exchange purchased goods. In the generic pharmaceutical industry, this practice has resulted in generic manufacturers issuing credits (also known as shelf-stock adjustments) to customers based on the customers' existing inventory following decreases in the market price of the related generic pharmaceutical product. The determination to grant an inventory credit to a customer following a price decrease is generally at our discretion, and not pursuant to contractual arrangements with customers. Shelf-stock adjustments occur frequently, potentially in significant amounts. We accrue an estimate for sales allowances in the same period the sale is recognized. Accordingly, net revenues from sales of our generic products are affected by the level of provisions for estimated shelf-stock adjustments. In order to make such accrual, we make significant accounting estimates, including estimates of the quantities shipped by customers and product still on customers' shelves, and estimates of the price declines that will occur before the products pull through the distribution channel. We periodically review and, as necessary, adjust such estimates. As a result, if conditions in future periods change, additional allowances or reversals may be required. Such additional allowances or reversals could be significant.

In our brand business, we make significant estimates for sales returns and allowances, which are dependent on our ability to promote to physicians, create demand for our products, pull products through the distribution channel and estimate returns, future levels of prescriptions for our products and the inventory levels in the distribution channel. It is a common pharmaceutical industry practice for brand manufacturers to offer customers, among other things, buy-in allowances on initial purchases prior to promotion activities by the manufacturer. In addition, we conduct a significant amount of our sales with a limited number of large pharmaceutical wholesalers and warehousing pharmacy chains that have a right to return or exchange product they purchased. In 2003, approximately 59% of the brand products shipments were made to three customers. As there are a limited number of large customers and we do not have a substantial and unique brand product line, these customers can and do exert significant leverage on us relative to, among other things, product returns and other concessions. As a result, we make significant estimates related to sales returns and allowances in connection with the recognition of revenues, and periodically review such estimates. Our policy is to recognize net revenues to the extent we can reasonably estimate returns and the product being pulled through the distribution channel. If conditions change in future periods, additional allowances or reversals may be required. Such additional allowances could be significant.

From time to time we enter into collaborative arrangements under which we may manufacture products that are marketed by other parties. The arrangements generally define the way that the parties share profits from the product sales. We recognize revenue from these arrangements based on information supplied by the other parties related to shipment of the product to and acceptance by their customers, less their estimates for sales returns and allowances. The net revenues we report are subject to several estimates by such parties similar to those we experience with the sales of our products. We periodically monitor the factors that influence sales returns and allowances and conduct inquiries of the other parties regarding these estimates. Such estimates are revised as changes become known. In addition, we receive periodic reports by the other parties that support the amount of revenue that we recognize. Amounts recognized are then compared to the cash subsequently remitted to us.

We have an arrangement with Perrigo whereby we agreed to manufacture and supply Perrigo with our generic versions of Claritin-D 12, Claritin-D 24 and Claritin RediTabs, and Perrigo agreed to market such products as store brand OTC products. In June 2003, Perrigo launched our OTC generic version of Claritin-D 24 and in January 2004, our OTC generic version of Claritin RediTabs. Under the terms of the arrangement, we will manufacture and Perrigo will package and market these products, and the parties will share the net profits, as defined, from product sales. We recognize revenue from such sales after Perrigo has shipped and the customer has received and accepted the product, less estimates by Perrigo for product returns and other customary allowances. The net revenues reported by us are subject to numerous estimates by Perrigo, such as returns and other sales allowances and certain related expenses.

Licensing and royalty fees are recognized when the obligations associated with the earning of the licensing or royalty fee have been satisfied. Our accounting policy is to review each contract, and if appropriate, we defer up-front and milestone payments, whether or not they are refundable, and recognize them over the obligation period. Revenue recognition is deferred until all significant contingencies have been resolved.

In October 2002, we entered into an agreement with Genpharm and KUDCo, pursuant to which Andrx and Genpharm relinquished any marketing exclusivity rights to the 10mg and 20mg strengths of omeprazole (generic Prilosec), thereby accelerating the ability of KUDCo to receive final FDA marketing approval for its version of that product, which KUDCo received on November 1, 2002. Pursuant to the agreement with KUDCo, the licensing rate earned by Andrx was 15% until June 9, 2003, when the rate decreased to 9% and was further reduced to 6.25% in February 2004, as a result of the December 2003 appellate court decision affirming the lower court decision that Andrx's generic Prilosec product infringed patents issued to AstraZeneca plc. We will be entitled to receive the 6.25% licensing rate for 24 months. Additional competition from the August 2003 launch of two additional generic versions of Prilosec and the September 2003 launch of an OTC version of Prilosec has resulted in reduced sales for KUDCo's version of generic Prilosec, thereby reducing licensing revenues for Andrx. Such licensing fees may also cease if either Andrx or Genpharm becomes lawfully permitted to launch its own generic version of Prilosec. Licensing revenues from KUDCo for the years ended 2003 and 2002 were $76.7 million and $16.6 million, respectively. The licensing fee amounts due to us are subject to numerous estimates by KUDCo, including shelf-stock adjustments, returns, discounts, rebate and other sales allowances and related expenses.

Allowance for Doubtful Accounts Receivable

We maintain an allowance for doubtful accounts receivable for estimated losses resulting from our inability to collect from customers. As of December 31, 2003, our accounts receivable, net totaled $138.8 million, including an allowance for doubtful accounts receivable of $7.7 million. Accounts receivable generated from our distribution operations are principally due from independent pharmacies, pharmacy chains, pharmacy buying groups and physicians' offices. Accounts receivable generated from our generic and brand product sales operations are principally due from large warehousing pharmacy chains, wholesalers and large pharmacy benefit managers. In extending credit, we attempt to assess our ability to collect by, among other things, evaluating the customer's financial condition, both initially and on an ongoing basis. Collateral is generally not required. In evaluating the adequacy of our allowance for doubtful accounts receivable, we primarily analyze accounts receivable balances, the percentage of accounts receivable by aging category, and historical bad debts and also consider, among other things, customer concentrations, customer credit-worthiness, and changes in customer payment terms or payment patterns. If the financial conditions of our customers were to deteriorate, resulting in an impairment of their ability to make payments or our ability to collect, an increase to the allowance may be required. Also, should actual collections of accounts receivable be different than our estimates included in the determination of our allowance, the allowance would be increased or decreased through charges or credits to selling, general and administrative (SG&A) expenses in the Consolidated Statements of Income in the period in which such changes in collection become known. If conditions change in future periods, additional allowances or reversals may be required. Such additional allowances could be significant.

In August 2002, we learned that an employee had made numerous improper entries that affected the aging of certain customer accounts receivable and, accordingly, the adequacy of our allowance for doubtful accounts receivable. After extensive investigation and analysis, including discussions with certain customers regarding past due amounts, management determined that our provision for doubtful accounts receivable included in SG&A was understated for the years ended 2001, 2000 and 1999, by an aggregate amount of $4.0 million. After consideration of all of the facts and circumstances, we recognized the full amount of the $4.0 million prior period misstatement in the second quarter of 2002, as we believed it was not material to any period affected.

Activity in the allowance for doubtful accounts receivable is as follows:

	Years Ended December 31, ($ in thousands)		
	2003	2002	2001
Beginning of year	**$15,495**	$ 7,663	$ 7,077
Provision for doubtful accounts receivable	**4,340**	13,178	1,357
Writeoffs, net of recoveries	**(12,101)**	(5,346)	(771)
End of year	**$ 7,734**	$15,495	$ 7,663

The provision for doubtful accounts receivable in 2002 of approximately $13.2 million includes $4.0 million related to prior years as discussed above and additional provisions for the first and second quarters of 2002, of $1.4 million related to this matter. Since August 2002, we have continued aggressive follow-up with our customers and have collected a significant amount of past due balances. However, as certain other amounts were not collected and continue to age, we recorded additional provisions in the third and fourth quarters of 2002, as the likelihood of collection of those accounts decreased. We wrote off a significant portion of past due accounts in 2003 at the conclusion of our vigorous efforts to collect these balances. Additional provisions or reversals may result in future periods as actual collections may differ from our current estimates.

Inventories and Cost of Goods Sold

Inventories consist primarily of finished goods held for distribution, and raw materials, work-in-process and finished goods of our generic and brand products. As of December 31, 2003, we had $209.9 million in inventories. Inventories are stated at the lower of cost (first-in, first-out) or market. Cost of inventories held for distribution is based on purchase price, net of vendor discounts, rebates and other allowances, but excludes shipping, warehousing and distribution costs, which are expensed as incurred and reported as SG&A expenses. In evaluating whether inventory is stated at the lower of cost or market, management considers such factors as the amount of inventory on hand and in the distribution channel, the estimated time required to sell such inventory, remaining shelf life and current and expected market conditions, including levels of competition. As appropriate, provisions through cost of goods sold are made to reduce inventories to their net realizable value. If conditions change in future periods, additional allowances may be required. Such additional allowances could be significant. From time to time, we have made, are in the process of making or may make commercial quantities of our product candidates prior to the date by which we anticipate that such products will receive FDA final marketing approval and/or satisfactory resolution of the patent infringement litigation, if any, involving them (i.e. pre-launch inventory). Production of pre-launch inventories involves the risk that such product(s) may not be approved for marketing by the FDA on a timely basis or ever and/or that the results of related litigation may not be satisfactory. If this risk were to occur or the launch of such product is significantly postponed, additional allowances may be required. Such additional allowances could be significant.

For the year ended December 31, 2003, cost of goods sold includes charges totaling $18.4 million for the write-off of inventory for our products and product candidates, which is inclusive of $5.7 million for our version of generic Wellbutrin SR/Zyban placed into production after December 31, 2002. Cost of goods sold also includes charges of $12.1 million relating to the write-down of certain assets, inventory and under-utilization and inefficiencies from the Massachusetts aerosol manufacturing operation which was sold in October 2003. We also incurred charges of $3.9 million for the write-off of certain manufacturing machinery and equipment at our Florida manufacturing operations and $4.7 million related to under-utilization and inefficiencies at our Florida manufacturing facilities, as well as start-up costs for our Morrisville, North Carolina facility, which we are renovating. As of December 31, 2003, we had approximately $12.2 million of raw materials, work-in-process and finished goods inventories pending final FDA approval and/or satisfactory resolution of litigation, of which $5.0 million represents inventory for products that have been approved by the FDA subsequent to December 31, 2003.

Useful Life or Impairment of Goodwill

Under the purchase method of accounting for acquisitions, goodwill represents the excess of purchase price over the fair value of the net assets acquired. As of December 31, 2003, we had $34.0 million of goodwill consisting of $26.3 million from the acquisition of CTEX Pharmaceuticals, Inc. in January 2001, and $7.7 million from the acquisition of Valmed Pharmaceuticals, Inc. in March 2000. Prior to 2002, we measured impairment of goodwill using the undiscounted cash flow method whenever events and circumstances warranted revised estimates of useful lives or recognition of an impairment of goodwill. The undiscounted cash flow method compared the net book value being tested to the estimated aggregate undiscounted cash flows. If the net book value exceeded the estimated aggregate undiscounted cash flows, the excess carrying amount of goodwill would be written-off. With the adoption of Statement of Financial Accounting Standards (SFAS) No. 142 in 2002, goodwill is subject to at least an annual assessment for impairment in value by applying a fair value based test. Any applicable impairment loss is the amount, if any, by which the implied fair value of goodwill is less than the carrying value. Accordingly, if there is a change in the value of the goodwill we acquired, impairment charges may be required. Such additional charges could be significant. We may or may not maintain acquired businesses as discreet operating units. In the event that we integrate an acquisition into our other operations as we did with CTEX into our brand business, the acquired business and its related goodwill are combined with our other operations. Consequently, the potential impairment is evaluated in relation to the business unit as a whole.

Useful Life or Impairment of Other Intangible Assets

Brand product rights purchased from other pharmaceutical companies or acquired through the allocation of purchase price upon the acquisition of another entity (included in other intangible assets), are being amortized over periods ranging from three to 10 years. Other intangible assets also include patents relating to our electronic prescription process, which are being amortized over a period of 14 years. We established the amortization period based on an estimate of the period the assets would generate positive cash flows. If conditions change, we may be required to decrease the estimated amortization period. Amortization is provided using the straight-line method over the estimated useful life. Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If conditions in future periods change, additional allowances may be required, which could be significant.

During 2002, we recorded a charge of $7.8 million for the impairment of goodwill and certain intangible assets related to Physicians' Online (POL). That charge was the result of our decision not to commit additional resources, to seek the sale of POL and an evaluation of the goodwill and intangible assets arising from the acquisition of Mediconsult and the subsequent integration of Internet operations into Andrx. As a result, we believed that the future benefits previously associated with this transaction no longer existed under our current operations. In December 2003, we sold our POL web portal operations for $2.0 million.

As of December 31, 2003, we had $13.7 million of other intangible assets, net which consisted primarily of $1.2 million related to patents for our electronic prescription process and $11.0 million and $1.5 million for product rights related to the Entex and Anexsia product lines, respectively. An impairment charge could potentially occur with respect to the unamortized portion of our Entex product rights and Entex inventories ($11.0 million and $396,000, respectively, as of December 31, 2003), as a result of FDA's October 17, 2003 draft compliance policy guide with respect to pharmaceutical products that are presently permitted to be on the market and sold by prescription without an approved ANDA or NDA, such as the Entex line of products. This draft guidance is intended to provide notice that once FDA approves a version of such product, unapproved drug products such as our Entex product line may be subject to FDA enforcement action at any time, and that FDA will evaluate each product on a case-by-case basis. In determining whether to permit a grace period, and how long such grace period will be, FDA indicates that it will consider factors such as: (i) the effects on the public health of immediate removal; (ii) the difficulty of conducting any required studies, and preparing and obtaining approval of an application; (iii) the burden on affected parties; (iv) FDA's available enforcement resources; and (v) any special circumstances. We are continuing to assess this matter, including whether to seek FDA approval for marketing some or all of the Entex line of products as prescription or OTC products, and the requirements imposed by FDA for NDA and ANDA submissions.

Litigation Settlements and Related Accruals

We account for the exposure of our various litigation matters under the provisions of SFAS No. 5 "Accounting for Contingencies", which requires, among other things, an exposure to be accrued when it becomes probable and estimatable. We disclose possible significant exposure for legal matters in Note 16 and litigation settlements and other charges in Note 17 of our Notes to Consolidated Financial Statements. No accrual or disclosure of legal exposures judged to be remote is required. To the extent possible, the exposure to legal matters is evaluated and estimated, based on currently available information and following consultation with legal counsel. The ultimate outcome of any litigation may be significantly different than the amounts estimated, given the uncertainties inherent in complex litigation.

During 2003, we incurred an $8.8 million charge relating to various previously announced legal claims and the negotiated settlement of an obligation to one of our law firms with respect to our generic version of Tiazac. The 2002 period includes, among other things, a litigation settlement charge of $65.0 million, which we recorded in anticipation of reaching a settlement on certain litigation. This contingency became probable and estimatable in June 2002, as a result of mediation discussions between Andrx, Aventis S.A. and the various classes of plaintiffs in the Cardizem CD antitrust litigation that was pending for multidistrict proceedings in the United States District Court for the Eastern District of Michigan. In July 2002, Andrx and Aventis entered into a settlement, which is now binding, with the direct purchaser class of plaintiffs. In January 2003, Andrx and Aventis entered into a settlement, which has now been approved by the District Court, with the indirect purchaser class of plaintiffs, as well as with the attorneys general for all 50 states, the District of Columbia and Puerto Rico. The respective payments made or to be made by Andrx and Aventis under these agreements have not been disclosed. The litigation is still ongoing for the remaining group of litigants, including those who timely choose to opt out of the settlements described above, and an indirect purchaser who has appealed the District Court's approval of the settlement, purportedly on behalf of a class of Tennessee residents. If not settled, Andrx anticipates that these matters may take several years to be resolved, and an adverse judgment could have a material adverse effect on our business and consolidated financial statements. Andrx intends to litigate vigorously any outstanding related cases that it cannot settle on a reasonable basis. Any portion of the accrued litigation settlements charge that was not paid as of December 31, 2003, is included in accrued expenses and other liabilities in our December 31, 2003 Consolidated Balance Sheet.

Income Taxes

The provisions of SFAS No. 109, "Accounting for Income Taxes", require, among other things, recognition of future tax benefits measured at enacted rates attributable to the deductible temporary differences between the financial statement and income tax bases of assets and liabilities and to benefit deferred tax assets to the extent that the realization of such benefits is "more likely than not". Under the provisions of SFAS No. 109, deferred income tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse.

We record a valuation allowance to reduce our deferred income tax assets to the amount that is more likely than not to be realized. As of December 31, 2003, we had deferred income tax assets totaling $65.2 million. We have considered our ability to carry back certain net operating losses, future taxable income and ongoing prudent and feasible tax planning strategies and have determined that no valuation allowance is necessary on our deferred income tax assets. In the event that we were to determine that we would not be able to realize all or part of our deferred income tax assets in the future, an adjustment to the valuation allowance would be charged to the Consolidated Statement of Income in the period such determination was made. We previously recorded a valuation allowance of $7.2 million on certain Cybear net operating loss carryforwards. Due to a later change in circumstances during 2002, we determined that it is more likely than not that the net operating loss carryforwards would be utilized, and we reversed this $7.2 million valuation allowance.

Our future effective tax rate is based on estimates of expected income, statutory tax rates and tax planning opportunities. Significant judgment is required in determining our effective tax rate and the ultimate resolution of our tax return positions. Despite our belief that our tax return positions are supportable, our policy is to establish reserves for taxes that may become payable in future years as a result of examination by tax authorities. We believe our tax reserves provide an adequate allowance for such contingencies. The tax reserves are analyzed periodically and adjustments are made to the tax reserves, as events occur to warrant such adjustment. Our federal income tax returns for the years 1999 to 2002 are currently under audit by the Internal Revenue Service. Our effective tax rate and cash flows could be materially impacted by the ultimate resolution of our tax positions.

Self-Insurance Programs

We maintain self-insured retentions and deductibles for some of our insurance programs and limit our exposure to claims by maintaining stop-loss and/or aggregate liability coverages. The estimate of our claims liability, which may be material, contains uncertainty since we must use judgment to estimate the ultimate costs that will be incurred to settle reported claims and unreported claims for incidents incurred but not reported as of the balance sheet date. When estimating our liability for such claims, we consider a number of factors, including, but not limited to, self-insured retentions, deductibles, historical claim experience, demographic factors, severity factors and maximum claims exposure. If actual claims exceed these estimates, additional charges may be required.

Consolidated Selected Financial Data

The following summary historical financial information is based on our consolidated audited financial statements, including the consolidated audited financial statements for the years ended December 31, 2003, 2002 and 2001, included elsewhere herein. Our consolidated audited financial statements for the years ended December 31, 2003, 2002 and 2001, have been audited by Ernst & Young LLP, our current independent auditors. Our consolidated financial statements for the years ended December 31, 2000 and 1999, were audited by Arthur Andersen LLP, our former independent auditors.

	Years Ended December 31, ($ in thousands, except for share and per share amounts)				
	2003	2002	2001	2000	1999
STATEMENTS OF OPERATIONS DATA (1)					
Revenues					
Distributed products	**$ 657,098**	$ 534,618	$ 495,241	$ 329,110	$ 262,402
Andrx products	**301,652**	209,407	229,003	175,428	134,796
Stipulation fees	—	—	—	—	70,733
Licensing and royalties	**80,080**	17,340	13,648	14,966	8,059
Other	**7,508**	9,615	11,149	456	—
Total revenues	**1,046,338**	770,980	749,041	519,960	475,990
Operating expenses					
Cost of goods sold	**700,401**	620,069	479,595	301,475	235,346
Selling, general and administrative (2)	**217,085**	193,253	145,321	82,510	70,010
Research and development	**52,235**	51,479	52,846	45,467	25,327
Litigation settlements and other charges	**8,750**	72,833	14,759	7,322	—
Total operating expenses	**978,471**	937,634	692,521	436,774	330,683
Income (loss) from operations	**67,867**	(166,654)	56,520	83,186	145,307
Other income (expense)					
Equity in earnings (losses) of joint ventures	**5,135**	3,697	1,025	(1,202)	(370)
Interest income	**2,242**	5,420	11,386	13,039	3,603
Interest expense	**(2,641)**	(200)	—	(767)	(1,661)
Gain on sale of assets	**5,605**	5,094	—	—	—
Minority interest in Cybear	—	—	—	4,146	1,937
Gain on sales of Cybear shares	—	—	—	—	643
Income (loss) before income taxes	**78,208**	(152,643)	68,931	98,402	149,459
Income taxes (benefit)	**30,031**	(60,826)	31,385	39,870	55,405
Net income (loss)	**$ 48,177**	$ (91,817)	$ 37,546	$ 58,532	$ 94,054

(Continued)

Consolidated Selected Financial Data (Continued)

	Years Ended December 31, ($ in thousands, except for share and per share amounts)				
	2003	2002	2001	2000	1999
EARNINGS (LOSS) PER SHARE					
ANDRX GROUP COMMON STOCK (3)(4)					
Net income (loss) allocated to Andrx Group (including Cybear Group from January 1, 1999 through September 6, 2000 and May 18, 2002 through December 31, 2003)	**$ 48,177**	$ (85,873)	$ 72,862	$ 66,873	$ 94,054
Premium on Conversion of Cybear common stock	**—**	(526)	—	—	—
Total net income (loss) allocated to Andrx	**$ 48,177**	$ (86,399)	$ 72,862	$ 66,873	$ 94,054
Net income (loss) per share of Andrx Group common stock					
Basic	**$ 0.67**	$ (1.22)	$ 1.04	$ 0.99	$ 1.52
Diluted	**$ 0.66**	$ (1.22)	$ 1.01	$ 0.95	$ 1.45
Weighted average shares of Andrx Group common stock outstanding					
Basic	**71,892,000**	70,876,000	69,998,000	67,756,000	61,980,000
Diluted	**72,655,000**	70,876,000	72,243,000	70,456,000	64,953,000
CYBEAR GROUP COMMON STOCK (4) (5)					
Net loss allocated to Cybear Group (from September 7, 2000 through May 17, 2002)		$ (5,944)	$ (35,316)	$ (8,341)	
Premium on Conversion of Cybear common stock		526	—	—	
Total net loss allocated to Cybear Group		$ (5,418)	$ (35,316)	$ (8,341)	
Basic and diluted net loss per share of Cybear Group common stock		$ (0.80)	$ (6.09)	$ (2.19)	
Basic and diluted weighted average shares of Cybear Group common stock outstanding		6,743,000	5,802,000	3,801,000	

(1) Certain prior year amounts have been reclassified to conform with the current year presentation.

(2) In 2002, Andrx adopted Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" which resulted in goodwill no longer being subject to amortization. Goodwill amortization expense in 2001, 2000, and 1999, was $4,967, $1,850 and $115, respectively.

(3) Andrx Group share and per share amounts reflect Andrx's May 1999 and March 2000 two-for-one stock splits of Andrx common stock effected in the form of 100% stock dividends.

(4) Effective May 17, 2002, all outstanding shares of Cybear common stock were converted to Andrx common stock. For periods subsequent to the May 2002 conversion, Andrx will only report earnings (loss) per share for Andrx common stock which includes all of the former Cybear operating results from the effective date of the May 2002 conversion and will no longer report separate earnings (loss) per share for the former Cybear common stock.

(5) The basic and diluted weighted average shares of Cybear common stock outstanding and diluted net loss per share of Cybear common stock, included herein for the period from January 1, 2002 to May 17, 2002, and years ended December 31, 2001 and 2000, reflect the July 31, 2001 one-for-four reverse stock split for Cybear common stock.

Consolidated Selected Financial Data (Continued)

	December 31, ($ in thousands)				
	2003	2002	2001	2000	1999
BALANCE SHEET DATA					
Cash, cash equivalents and investments available-for-sale	**$205,123**	$ 97,394	$245,424	$336,809	$123,418
Accounts receivable, net	**138,849**	127,698	129,900	92,960	72,032
Inventories	**209,910**	140,625	161,691	101,219	78,771
Working capital	**354,822**	291,848	446,835	453,860	179,829
Property, plant and equipment, net	**239,173**	227,864	139,898	77,773	39,874
Total assets	**958,446**	789,479	789,214	669,416	357,954
Short-term borrowings	**—**	—	—	—	20,226
Retained earnings	**132,215**	84,038	176,381	138,835	80,303
Total stockholders' equity	**622,901**	565,707	647,894	559,797	220,972

Results of Operations

Revenues and Gross Profit (Loss)

	Years Ended December 31, ($ in thousands)		
	2003	2002	2001
Distributed Products			
Revenues	**$ 657,098**	$ 534,618	$ 495,241
Gross profit	**120,229**	100,968	84,949
Gross margin	**18.3%**	18.9%	17.2%
Andrx Products — Generic			
Revenues	**$ 255,014**	$ 183,873	$ 197,940
Gross profit	**119,440**	37,848	145,666
Gross margin	**46.8%**	20.6%	73.6%
Andrx Products — Brand			
Revenues	**$ 46,638**	$ 25,534	$ 31,063
Gross profit	**33,794**	12,271	18,900
Gross margin	**72.5%**	48.1%	60.8%
Andrx Products — Total			
Revenues	**$ 301,652**	$ 209,407	$ 229,003
Gross profit	**153,234**	50,119	164,566
Gross margin	**50.8%**	23.9%	71.9%
TOTAL PRODUCT SALES			
Revenues	**$ 958,750**	$ 744,025	$ 724,244
Gross profit	**273,463**	151,087	249,515
Gross margin	**28.5%**	20.3%	34.5%
LICENSING AND ROYALTIES			
Revenues	**$ 80,080**	$ 17,340	$ 13,648
Gross margin	**100.0%**	100.0%	100.0%
OTHER			
Revenues	**$ 7,508**	$ 9,615	$ 11,149
Gross profit (loss)	**(7,606)**	(17,516)	6,283
Gross margin (loss)	**(101.3%)**	(182.2%)	56.4%
TOTALS			
Revenues	**$1,046,338**	$ 770,980	$ 749,041
Gross profit	**345,937**	150,911	269,446
Gross margin	**33.1%**	19.6%	36.0%

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

For 2003, we generated net income of $48.2 million, compared to a net loss of $91.8 million for 2002. For 2002, of the $91.8 million of net loss, $86.4 million of total net loss was allocated to Andrx common stock and $5.4 million of total net loss was allocated to the former Cybear common stock.

TOTAL REVENUES AND COST OF GOODS SOLD

Distributed Products

Revenues from distributed products increased by 22.9% to $657.1 million for 2003, compared to $534.6 million for 2002. The increase generally reflects our participation in the distribution of new generic products introduced by generic manufacturers, and an increase in sales to existing and new customers, offset by the overall price declines common to generic products. In 2003, revenues from distributed products generated $120.2 million of gross profit with a gross margin of 18.3%, compared to $101.0 million of gross profit with a gross margin of 18.9% for 2002. When we participate in the distribution of generic products which face little or no competition, we generally record higher sales revenues and lower gross margins. When such products encounter additional competition, the resulting lower price generally cause us to record lower sales, but higher margins, as we generally are able to purchase such products at more favorable prices.

Andrx Products Revenues

Generic Products

For 2003, revenues from our generic products increased by 38.7% to $255.0 million, compared to $183.9 million in 2002. For 2002, revenues from our generic products include sales of our generic versions of Cardizem CD, Dilacor XR, Glucophage, K-Dur, Ventolin (albuterol metered dose inhalers) and Naprelan. For 2003, revenues include sales of those products as well as the 2003 launches of our generic versions of Tiazac, Claritin-D 24, which is marketed by Perrigo as an OTC product, and from generic Glucotrol XL, which we obtain from Pfizer. The increase in revenues from our generic products for 2003, compared to 2002, results primarily from the launches of these additional products, which include initial stockings, offset by price declines from our other generic products. Due to a relatively stable competitive environment, our generic version of Cardizem CD continues to generate significant levels of revenue and gross profit and materially contributes to our overall current level of operating results. In October 2003, we sold our Massachusetts aerosol manufacturing operation that makes our generic version of Ventolin (albuterol metered dose inhalers). As we retained a supply relationship with the purchaser of that operation, we will continue to generate revenues from this product, which will be recorded under revenues from distributed products.

In 2003, our generic products generated $119.4 million of gross profit with a gross margin of 46.8%, compared to $37.8 million of gross profit with a gross margin of 20.6% in 2002. The increase in gross margin from our generic products for 2003, compared to 2002, results primarily from the launches of our additional generic products, partially offset by price declines from our other generic products and reduced charges to cost of goods sold for pre-launch inventories. The 2002 period includes charges to cost of goods sold of $41.0 million to fully reserve pre-launch inventories of our generic version of Prilosec (which was not launched) as well as a $34.7 million charge related to production of generic products and pre-launch inventories of our generic products, including Wellbutrin SR/Zyban. Cost of goods sold for 2003 includes charges of $18.4 million related to production of our products and product candidates and $3.9 million for the write-off of certain manufacturing machinery and equipment at our Florida manufacturing operations, a significant portion of which related to the manufacture of generic Prilosec. We have experienced and, in the near term, expect to continue to experience, significant charges to cost of goods sold as a result of production and utilization issues at our manufacturing facilities related to the expansion of manufacturing facilities in anticipation of new product launches and other factors. In 2003, we incurred costs of approximately $4.7 million related to under-utilization and inefficiencies at our Florida manufacturing facilities and our North Carolina facility, which we are renovating. In the 2002 period, we incurred $5.8 million of charges to cost of goods sold related to under-utilization issues at our Florida manufacturing facilities, including costs associated with our Weston, Florida facility, which we had intended to use for manufacturing, but which we are now using for R&D and other non-manufacturing operations.

Brand Products

For 2003, revenues from our brand products increased by 82.7% to $46.6 million from $25.5 million in 2002. 2003 revenues include sales generated from our Altocor (lipid lowering), Entex (cough and cold), including two reformulated versions thereof, Anexsia (pain) and Embrex (prenatal vitamins) product lines. The increase in revenues for 2003 compared to 2002 was primarily the result of a full year of sales of Altocor, which we began marketing in July 2002, partially offset by decreases in revenues from the Entex, Embrex and Anexsia product lines, which were affected by various factors, including the advent of generic competition.

In 2003, our brand products generated $33.8 million of gross profit with a gross margin of 72.5%, compared to $12.3 million of gross profit with a gross margin of 48.1% for 2002. The increase in gross profit and gross margin for 2003 resulted primarily from a full year of Altocor sales in 2003. Gross margins were also affected by, among other things, inventory charges of approximately $1.5 million and $4.8 million, respectively (through cost of goods sold) in 2003 and 2002, for production failures and inventory expiration issues. Cost of goods sold in 2003 and 2002 also included royalties accrued on the revenues generated from the Entex and Anexsia product lines, as well as amortization of the marketing rights we acquired for the Embrex, Entex and Anexsia products, calculated on a straight-line basis.

Licensing and Royalties

In 2003, we recorded $80.1 million in licensing and royalties revenue, compared to $17.3 million in 2002. Licensing and royalties revenue for 2003 and 2002 includes $76.7 million and $16.6 million, respectively, from the agreement with KUDCo (for relinquishing exclusivity rights to the 10mg and 20mg strengths of generic Prilosec). The licensing rate due from KUDCo reduced from 15% to 9% on June 9, 2003, and was further reduced in February 2004 to 6.25% as a result of the December 2003 appellate court decision affirming the district court decision that our generic Prilosec product infringed patents issued to AstraZeneca. Licensing revenues for Andrx were further reduced in 2003, as a result of competitors' launches of two additional generic versions of Prilosec in August 2003, and the launch of an OTC version of generic Prilosec in September 2003, which resulted in reduced sales for KUDCo's generic version of Prilosec.

Other Revenues

We recorded $7.5 million of other revenues in 2003, compared to $9.6 million in 2002. Other revenues for 2003 primarily represented revenues from the contract manufacture and sale of albuterol metered dose inhalers from our Massachusetts aerosol manufacturing operation and from our Internet operations, primarily the POL web portal. We sold our Massachusetts aerosol manufacturing operation in October 2003 and our POL web portal in December 2003.

During 2003 and 2002, we recorded to cost of goods sold of other revenues, charges of $7.9 million and $11.8 million, respectively, related to an excess facilities lease, related leasehold improvements, excess aerosol product inventories, and equipment and severance at our Massachusetts aerosol manufacturing operation. During 2003 and 2002, we also recorded charges to cost of goods sold related to excess capacity at the Massachusetts aerosol manufacturing operation of $4.3 million and $7.9 million, respectively.

SG&A

SG&A expenses were $217.1 million, or 20.7% of total revenues for 2003, compared to $193.3 million, or 25.1% of total revenues for 2002. For both periods, SG&A expenses included expenses related to the administration, marketing, sale, distribution and warehousing of distributed products and our brand and generic products, royalties to our former Co-Chairman and Chief Scientific Officer related to sales of our generic version of Cardizem CD, corporate overhead and legal costs (primarily patent infringement and antitrust matters related to our ANDA filings). The increase in SG&A expenses in 2003, compared to 2002, was primarily due to the increase in sales and marketing costs for our brand products, the expansion of our distribution business, including the opening of our Ohio distribution center, and increases in insurance expense and other corporate overhead, offset by a decrease in operating expenses related to our former Internet business. SG&A expenses for 2002 include a $4.0 million allowance for doubtful accounts receivable recorded in connection with an understatement of our provisions for doubtful accounts receivable for the years ended December 31, 2001, 2000 and 1999, due to the unauthorized actions of a single employee who had made numerous improper entries that affected the adequacy of our allowance for doubtful accounts receivable. Also included in SG&A for 2002 is an increase in the provision for doubtful accounts receivable of $1.4 million related to this matter for the first and second quarters of 2002.

We employed an average of approximately 385 brand sales representatives in 2003, compared to an average of approximately 290 in 2002. In addition, the average direct cost of an Andrx brand sales representative, including training costs, was approximately $125,000 in 2003, compared to $105,000 in 2002. In December 2003, we reorganized our brand sales force structure to comprise 325 primary care sales territories and reduced the number of brand sales representatives by approximately 100 to 250 brand sales representatives. In connection with this reorganization, we recorded a charge of approximately $1.1 million for severance and outplacement services for the reduction in brand sales personnel. We will review and adjust the number of sales representatives we maintain based on the needs of our business and our products, particularly for our expected launch of Pfizer's Cardura XL product. In our distribution operations, we employed approximately 200 sales representatives and sales support staff in both 2003 and 2002.

RESEARCH AND DEVELOPMENT

R&D expenses were $52.2 million for 2003, compared to $51.5 million for 2002. R&D expenses in 2003 primarily reflect our continued research, development and commercialization efforts in our generic (ANDA) product development program. We filed 12 ANDAs in 2003. We also filed two NDAs (a valproate product and Fortamet) and later received approvable letters from FDA. As of December 31, 2003, we had a total of 30 ANDA and two NDA submissions pending at the FDA. R&D expenses for 2002 include a milestone payable to Geneva Pharmaceuticals, Inc. (now known as Sandoz Inc. ("Sandoz")) of $3.0 million for Fortamet.

In our generic R&D operations, we seek to research and develop generic formulations of currently marketed products. We estimate that the average cost of developing a controlled-release generic product (excluding legal costs) is approximately $2.0 million and the average cost of developing a niche or immediate-release generic product is approximately $1.0 million. R&D expenses for generic research and development activities include, among other things, costs relating to personnel, overhead, laboratories for conducting bioequivalence studies and raw materials used in developing the products.

Our research and development efforts are currently focused on developing controlled-release generic products, using our proprietary controlled-release drug delivery technologies, as well as niche and immediate-release generic products, including oral contraceptives. The reduced focus on brand R&D resulted in a reduction in personnel and the recording of a charge of approximately $1.4 million for severance and outplacement services in the fourth quarter of 2003.

Our current brand R&D consists primarily of the development of a combination product of Actos (pioglitazone), which is marketed by Takeda, and an extended-release metformin product, each of which is administered once-a-day for the treatment of Type 2 diabetes. Pursuant to our December 2003 agreement with Takeda, we are responsible for the formulation and manufacture of the combination product and Takeda is responsible for obtaining regulatory approvals for, and marketing the product. We have received a milestone payment under this agreement and have deferred recognition of the related revenue because the amount to be retained by us is contingent upon the occurrence of certain future events. We are also entitled to receive significant additional milestone payments from Takeda upon the occurrence of certain specified events, as well as a transfer price for product manufactured by us and a royalty and certain additional performance payments related to Takeda's sale of the combination product.

LITIGATION SETTLEMENTS AND OTHER CHARGES

Litigation settlements and other charges were $8.8 million in 2003 compared to $72.8 million in 2002. The 2003 charges related to various previously disclosed legal claims, including a negotiated settlement of an obligation to one of our law firms with respect to our generic version of Tiazac. The 2002 charges included a $65.0 million charge in anticipation of reaching a settlement on certain litigation related to Cardizem CD. This contingency became probable and estimatable in June 2002 as a result of mediation discussions between Andrx, Aventis and the various classes of plaintiffs in the Cardizem CD antitrust litigation that was pending for multidistrict proceedings in the United States District Court for the Eastern District of Michigan. In connection therewith, in July 2002, we entered into a settlement, which is now binding, with the direct purchaser class of plaintiffs and Aventis. In January 2003, we entered into a settlement, which has been approved by the District Court, with the indirect purchaser class of plaintiffs, the attorneys general for all 50 states, the District of Columbia and Puerto Rico, and Aventis. The respective payments made or to be made by Andrx and Aventis under these agreements have not been disclosed. The litigation is still ongoing for the remaining group of litigants, including those who chose to opt out of the settlements described above and a member of the indirect purchaser class who has appealed the District Court's approval of the settlement, purportedly on behalf of a class of Tennessee residents. Any portion of the accrued litigation settlements charge that was not paid as of December 31, 2003, is included in accrued expenses and other liabilities in the December 31, 2003 Consolidated Balance Sheet.

The 2002 period also included a charge of $7.8 million related to a write-off of goodwill and certain intangible assets for the physician's network and trademarks created during the Mediconsult acquisition. Such charges were the result of management's decision in the fourth quarter of 2002 not to commit additional resources to POL and an evaluation of the goodwill and intangible assets arising from the acquisition of Mediconsult and the subsequent integration of Internet operations into Andrx. We sold the POL web portal in December 2003.

EQUITY IN EARNINGS OF JOINT VENTURES

We recorded $5.1 million of equity in earnings of our unconsolidated joint ventures in 2003, compared to $3.7 million in 2002. For 2003 and 2002, equity in earnings of our joint ventures was generated by ANCIRC's net sales of its generic versions of Oruvail and, to a lesser extent, Trental, and CARAN's net sales of its generic versions of Mevacor and, to a lesser extent, Pepcid and Prozac. ANCIRC is a 50/50 joint venture with Watson Pharmaceuticals, Inc. and CARAN is a 50/50 joint venture with Carlsbad Technologies, Inc.

INTEREST INCOME

We recorded interest income of $2.2 million in 2003, compared to $5.4 million in 2002. The decrease in interest income is primarily the result of the lower average level of cash, cash equivalents and investments available-for-sale maintained and lower interest rates on these investments during 2003, compared to 2002. We invest in taxable, tax-advantaged and tax-free investment grade securities.

INTEREST EXPENSE

We incurred interest expense of $2.6 million in 2003, compared to $200,000 in 2002. Interest expense in 2003 was primarily related to the unused line fee and amortization of issuance costs related to our secured line of credit entered into in December 2002 and financing charges on capital lease obligations. For 2003 and 2002, interest expense also included financing charges on certain insurance premiums.

GAIN ON SALE OF ASSETS

Gain on sale of assets for 2003 includes a gain on the sale of the POL web portal of $344,000, a gain of $875,000 on the sale of certain brand marketing rights and a gain of $3.7 million associated with the sale of the Massachusetts aerosol manufacturing operation. In 2002, gain on sale of assets includes a $5.1 million gain from the June 2002 sale of the Histex cough and cold line of products.

INCOME TAXES

For 2003, we provided $30.0 million for income taxes or 38.4% of income before income taxes. This provision exceeded the expected annual effective federal statutory rate of 35%, primarily due to the effect of state income taxes. For 2002, we recorded an income tax benefit of $60.8 million, or 39.8% of loss before income taxes. Such tax benefit for 2002 included the reversal of a $7.2 million valuation allowance on deferred income tax assets relating to certain net operating loss carryforwards.

WEIGHTED AVERAGE SHARES OUTSTANDING

The basic and diluted weighted average shares of Andrx common stock outstanding was 71.9 million and 72.7 million, respectively, in 2003, and the basic and diluted weighted average shares outstanding were both 70.9 million in 2002. The basic weighted average share computations for 2003 and 2002 include the weighted average number of shares of common stock outstanding during the period, as well as the vested portion of restricted stock units. For 2003 diluted per share calculations include weighted average shares of common stock outstanding plus dilutive common stock equivalents (stock options and the unvested portion of restricted stock units, computed using the treasury stock method). For 2003, the dilutive common stock equivalents consist of stock options and unvested restricted stock units in which the exercise price or issuance price, respectively, were in excess of the average market price for the respective period. For 2002, all potential common stock equivalents were excluded from the diluted share computation as we reported a net loss and, accordingly, such potential common stock equivalents were anti-dilutive. The increase in the basic weighted average number of shares of Andrx common stock outstanding in 2003, compared to 2002, was attributable to exercises of stock options and issuances of shares under our employee stock purchase plan.

The basic and diluted weighted average shares of Cybear common stock outstanding were 6.7 million for the period from January 1, 2002 to May 17, 2002 (at which date such shares were converted into Andrx common stock). All common stock equivalents were excluded from the diluted share computation as Cybear was allocated a net loss, and accordingly, such stock equivalents were anti-dilutive. After May 17, 2002, no Cybear common stock was outstanding as a result of its conversion to Andrx common stock.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

For 2002, we recorded a net loss of $91.8 million, compared to net income of $37.5 million for 2001. For 2002, of the $91.8 million of net loss, $86.4 million of total net loss was allocated to Andrx common stock and $5.4 million of total net loss was allocated to the former Cybear common stock. For 2001, of the $37.5 million of net income, $72.9 million of total net income was allocated to Andrx common stock and $35.3 million of total net loss was allocated to the Cybear common stock.

TOTAL REVENUES AND COST OF GOODS SOLD

Distributed Products

Revenues from distributed products increased by 8.0% to $534.6 million for 2002, compared to $495.2 million for 2001. The increase in sales from distributed products reflects the participation in the distribution of generic products introduced by generic manufacturers, and an increase in sales to existing and new customers, generally offset by overall price declines, as is common with generic products. For 2001, sales from distributed products include approximately $41.3 million of our participation in the distribution of generic Prozac, which enjoyed marketing exclusivity from August 2001 through February 2002. In February 2002, after the expiration of generic Prozac's marketing exclusivity period, numerous competitors entered the market and the price declined in excess of 90%, resulting in $5.7 million in 2002 net revenues from the distribution of generic Prozac manufactured by other pharmaceutical companies.

In 2002, net revenues of distributed products generated $101.0 million of gross profit with a gross margin of 18.9%, compared to $84.9 million of gross profit with a gross margin of 17.2% for 2001. When we participate in the distribution of generic products that face little or no competition, we will generally record higher sales revenues and lower gross margins. When such products encounter additional competition, we will generally record lower sales, as prices will decrease, but higher margins, as our ability to purchase such products at favorable prices will generally increase. The 2001 year included the high dollar volume net sales, but low gross margin distribution of generic Prozac, during its August 2001 through February 2002 180-day marketing exclusivity period.

Andrx Product Revenues

Generic Products

For 2002, revenues from our generic products decreased by 7.1% to $183.9 million, compared to $197.9 million in 2001. For 2002 and 2001, net revenues from our generic products include sales of our generic versions of Cardizem CD, Dilacor XR, Ventolin metered dose inhalers and, commencing in 2002, net sales of our generic versions of Glucophage, K-Dur and Naprelan. The decrease in net sales of our generic products for 2002 compared to 2001 related to a significant decline in net sales of our generic version of Ventolin and a decline in net revenues of our generic version of Cardizem CD, partially offset by 2002 product launches. Net revenues of our generic version of Ventolin were $14.2 million during 2002, compared to $50.9 million in 2001, and the significant decrease began during the fourth quarter of 2001 and continued throughout 2002, as a result of a marked increase in competition. Our generic version of Cardizem CD continues to generate significant levels of net sales and gross profits and materially contributes to our overall current level of operating results. Net sales of our generic products in 2002 include a $721,000 allowance for a November 2002 voluntary recall of the 120mg Diltia XT capsules.

In 2002, our generic products generated $37.8 million of gross profit with a gross margin of 20.6%, compared to $145.7 million of gross profit with a gross margin of 73.6% in 2001. Primary contributors to this decrease in gross profit and gross margins were the October 2002 district court determination that the generic version of Prilosec developed by us infringes certain patents owned by AstraZeneca and production and utilization issues. Accordingly, we recorded a charge of $41.0 million in 2002 to cost of goods sold to fully reserve pre-launch inventories of our generic version of Prilosec, as well as a $34.7 million charge related to production of currently marketed generic products and pre-launch inventories of our generic products, including Wellbutrin SR/Zyban. As a result of the expansion of manufacturing facilities in anticipation of new product launches, we recorded charges to cost of goods sold of approximately $4.9 million related to under-utilization and inefficiencies at our Davie, Florida manufacturing facilities, and $867,000 related to start-up costs for our Weston, Florida manufacturing facility, which we had intended to use for manufacturing, but which will now be for R&D and other non-manufacturing operations.

Brand Products

For 2002, revenues from our brand products decreased by 17.8% to $25.5 million from $31.1 million in 2001. Net sales of our brand products during 2002 include sales generated from Altocor, our first internally developed brand product, Entex (cough and cold), Histex (cough and cold) through June 28, 2002 when the product rights were sold, Anexsia (pain) product lines and Embrex (prenatal vitamins). The decrease in net sales in 2002, compared to 2001, was primarily the result of a lower level of net sales from the cough and cold product lines, and the absence of net sales from the Histex product line after its June 28, 2002 sale, offset by net sales from Anexsia, which we began marketing in the fourth quarter of 2001 and Altocor, which we began marketing in the third quarter of 2002. Net sales from the cough and cold product lines in 2002 were affected by, among other things, competition from generic introductions.

In 2002, our brand products generated $12.3 million of gross profit with a gross margin of 48.1%, compared to $18.9 million of gross profit with a gross margin of 60.8% for 2001. As a result of our estimate of demand for our brand products and the obsolescence of certain products due to aging and reformulations caused by generic introductions, we provided inventory charges of approximately $1.8 million and $4.1 million through cost of goods sold in 2002 and 2001, respectively. Also included in brand cost of goods sold in 2002, is a charge of $3.0 million related to production failures. Cost of goods sold in 2002 and 2001 included royalties accrued on the net revenues generated from the Entex and Anexsia product lines, as well as amortization of the marketing rights Andrx acquired for the Histex, Embrex, Entex and Anexsia products, calculated on a straight-line basis. The decrease in the 2002 gross margin also includes the effect of a change in the brand product mix.

Licensing and Royalties

In 2002, we recorded $17.3 million in licensing and royalties revenue, compared to $13.6 million in 2001. Licensing and royalties revenue for 2002 includes $16.6 million of revenues from the agreement with KUDCo, whereby we and Genpharm relinquished our shared exclusivity rights and thereby accelerated KUDCo's ability to receive final FDA marketing approval for its 10mg and 20mg versions of generic Prilosec. Licensing and royalties revenues for 2001 primarily represented $13.0 million of fees from an agreement with Sandoz, which was terminated in October 2001. In connection with such termination, we reacquired from Sandoz the marketing rights for certain of our brand products under development.

Other Revenues

We recorded $9.6 million of other revenues in 2002, compared to $11.1 million in 2001. Other revenues for 2002 primarily represented revenues from the contract manufacture of albuterol metered dose inhalers by our Massachusetts facility and revenues generated by our Internet operations, primarily the POL web portal. We sold both our Massachusetts aerosol manufacturing operation and our POL web portal in 2003.

During the fourth quarter of 2002, included in cost of goods sold of other revenues, we recorded a charge of $11.8 million related to an excess facilities lease, related leasehold improvements, excess aerosol product inventories, equipment and severance at our Massachusetts aerosol manufacturing operation. During 2002, we also recorded a

$7.9 million charge to cost of goods sold related to excess capacity from the Massachusetts aerosol manufacturing operation.

SG&A

SG&A expenses were $193.3 million, or 25.1% of total revenues for 2002, compared to $145.3 million, or 19.4% of total revenues for 2001. SG&A expenses included expenses related to the administration, marketing, selling and warehousing of distributed and Andrx products, the brand sales and marketing efforts, royalties to our former Co-Chairman and former Chief Scientific Officer related to sales of our generic version of Cardizem CD, as well as corporate overhead and legal costs, primarily patent infringement matters and antitrust related to our ANDA filings. The increase in SG&A expenses in 2002, compared to 2001, was due primarily to an increase in the brand sales and marketing costs, the expansion of the distribution business including the opening of our Ohio distribution center, increases in legal costs, insurance premiums, allowances for doubtful accounts receivable, and corporate overhead, offset by a decrease in Internet operating expenses. We had approximately 400 sales representatives at December 31, 2002. In the 2002 second quarter, we recorded a $4.0 million charge to the allowance for doubtful accounts receivable relating to the periods prior to January 1, 2002, and $1.4 million related to the first and second quarters of 2002, as we believed such charges were not material to any period affected. Operating expenses related to our Internet operations are classified as SG&A for all periods presented except cost of goods sold, and cost included in litigation settlement and other charges, which include goodwill, the write-off of computer software licenses and other intangible assets, allowance for possible loss on subleasing facilities, merger costs, agreement termination costs and an allowance for a note receivable.

R&D

R&D expenses were $51.5 million, or 24.6% of Andrx product sales in 2002, compared to $52.8 million, or 23.1% of Andrx product sales in 2001. R&D expenses in 2002 and 2001 reflect our development and commercialization efforts in our generic (ANDA) and brand product (NDA) product development programs. During 2002, ANDAs were accepted by the FDA as filed for 11 products. Additionally, during 2002, we submitted an NDA to the FDA for an extended-release metformin, which was accepted as filed, and we initiated NDA clinical studies for use of Altocor at doses higher than those currently approved. In 2002 and 2001, brand R&D expenses included $3.0 million and $2.0 million, respectively, of milestones payable to Sandoz in connection with the October 2001 agreement, whereby we reacquired from Sandoz the marketing rights for certain Andrx brand products under development.

LITIGATION SETTLEMENTS AND OTHER CHARGES

Beginning in August 1998, several putative, or self-appointed, class action lawsuits were filed against Andrx and Aventis arising from the stipulation entered into between Andrx and Aventis in connection with a patent infringement suit brought by Aventis with regard to its product, Cardizem CD. In anticipation of potentially reaching settlements with all plaintiffs in the related litigations, we recorded an estimated litigation settlements charge of $65.0 million in 2002. Such contingency became estimable in 2002 as a result of the mediation discussions among the various parties to the Cardizem CD antitrust litigation.

During the fourth quarter of 2002, we recorded a charge of $7.8 million related to a write-off of goodwill and certain intangible assets for the physician's network and trademarks created during the Mediconsult acquisition. Such charges were the result of management's decision in the fourth quarter of 2002 not to commit additional resources to POL, an evaluation of the goodwill and intangible assets arising from the acquisition of Mediconsult and the subsequent integration of Internet operations into Andrx. As a result, we believed that the future benefits previously associated with this transaction no longer existed under our operating plan. We sold the POL web portal in December 2003.

Litigation settlements and other charges were $14.8 million in 2001, comprised of $9.3 million associated with the write-off of the remaining net goodwill created in the Cybear reorganization, $2.0 million associated with the write-off of the remaining net goodwill created with the acquisition of Telegraph Consulting Corporation by our Cybear subsidiary in 1999, $1.7 million associated with the write-off of certain computer software licenses that we no longer intend to commercialize, and a $1.8 million allowance associated with the loss we expect to incur in subleasing all or portions of our facilities. As a result of changes in Cybear's business, subsequent to the Cybear reorganization and the Telegraph acquisition and other considerations, management evaluated the future benefits previously associated with the Cybear reorganization and Telegraph, and determined that goodwill no longer exists.

EQUITY IN EARNINGS OF JOINT VENTURES

We recorded $3.7 million of equity in earnings of our unconsolidated joint ventures in 2002, compared to $1.0 million in 2001. For 2002 and 2001, equity in earnings of our joint ventures results from the net sales of the ANCIRC generic versions of Oruvail and Trental and the CARAN generic versions of Pepcid and Prozac, offset by the R&D expenses at CARAN.

INTEREST INCOME

We recorded interest income of $5.4 million in 2002, compared to $11.4 million in 2001. The decrease in interest income is primarily the result of the lower average level of cash, cash equivalents and investments available-for-sale maintained and lower interest rates on these investments during 2002, compared to 2001. We invest in taxable, tax-advantaged and tax-free investment grade securities.

INTEREST EXPENSE

We incurred interest expense of $200,000 in 2002, primarily from financing charges on certain insurance policies. There was no interest expense for 2001.

GAIN ON SALE OF ASSETS

On June 28, 2002, we sold the Histex cough and cold line of products. This transaction resulted in a pre-tax net gain of $5.1 million primarily from the extinguishment of liabilities.

INCOME TAXES

For 2002, we recorded an income tax benefit of $60.8 million, or 39.8% of loss before income taxes. Such tax benefit for 2002 included the reversal of a $7.2 million valuation allowance on deferred income tax assets relating to certain net operating loss carryforwards. For 2001, we provided $31.4 million for income taxes or 45.5% of income before income taxes. For 2001, we provided for income taxes in excess of the expected annual effective federal statutory rate of 35%, primarily due to the effect of state income taxes, amortization and write-offs of non-deductible goodwill and intangible assets that are not deductible for tax purposes. In connection with the Cybear reorganization, we changed our method of accounting for allocating income taxes within the consolidated group from the pro rata method to the separate return method. Applying the pro rata method for the period from January 1, 2002 through May 7, 2002, and the year ended December 31, 2001 would have resulted in an income tax benefit allocation from Andrx to its Cybear subsidiary of approximately $2.0 million and $7.6 million, respectively.

WEIGHTED AVERAGE SHARES OUTSTANDING

The basic and diluted weighted average shares of Andrx common stock outstanding was 70.9 million in 2002, compared to 70.0 million and 72.2 million, respectively, in 2001. For 2002, all potential common stock equivalents and the unamortized restricted stock unit grants were excluded from the diluted share computation, as we reported a net loss and, accordingly, such items were anti-dilutive. The increase in the basic weighted average number of shares of Andrx common stock outstanding in 2002, compared to 2001, was attributable to exercises of stock options and issuances of shares under our employee stock purchase plan, which commenced on January 1, 2002, and approximately 65,000 shares of Andrx common stock issued in connection with the conversion of Cybear common stock to Andrx common stock on May 17, 2002. All share and per share amounts of Andrx common stock give effect to the May 1999 and March 2000 two-for-one stock splits of Andrx common stock effected in the form of 100% stock dividends.

The basic and diluted weighted average shares of Cybear common stock outstanding were 6.7 million for the period from January 1, 2002 to May 17, 2002 (at which date such shares were converted into Andrx common stock), and

5.8 million for 2001. All common stock equivalents were excluded from the diluted share computation as Cybear was allocated a net loss, and accordingly, such stock equivalents were anti-dilutive. After May 17, 2002, no Cybear common stock was outstanding as a result of its conversion to Andrx common stock. For 2001, Cybear common stock includes the 2.9 million shares issued in conjunction with the acquisition of Mediconsult. The basic and diluted weighted average shares of Cybear common stock included herein give effect to the July 2001 one-for-four reverse stock split of Cybear common stock.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2003, we had $205.1 million in cash, cash equivalents and investments available-for-sale, and $354.8 million of working capital.

OPERATING ACTIVITIES

In 2003, net cash provided by operating activities was $143.2 million, compared to net cash used in operating activities of $44.0 million in 2002, and net cash provided by operating activities of $27.6 million in 2001.

In 2003, net cash provided by operating activities of $143.2 million includes net income of $48.2 million, increases in accounts payable and accrued and other liabilities of $68.0 million, offset by increases in accounts receivable of $15.6 million, inventories of $72.3 million, prepaid and other assets of $6.2 million. In addition, 2003 also includes an income tax refund of $51.7 million, deferred income tax provision of $30.0 million, depreciation and amortization of $29.1 million, a provision for doubtful accounts receivable of $4.3 million, other non-cash impairment charges related to our Internet and Massachusetts aerosol manufacturing operations and machinery and equipment write-offs in Florida of $12.1 million, income tax benefits on exercises of stock options of $3.1 million and amortization expense of restricted stock units of $1.5 million, offset by a gain on the sale of assets of $5.6 million and equity in earnings of joint ventures of $5.1 million. The increases in accounts receivable, inventories and accounts payable and accrued expenses were primarily related to the launch of generic Glucotrol XL, purchased from Pfizer. Our levels of inventories and accounts payable and accrued expenses are influenced by purchasing opportunities in our distribution business.

In 2002, net cash used in operating activities of $44.0 million included a net loss of $91.8 million, increases in accounts receivable of $13.2 million and prepaid and other assets of $4.0 million, offset by a decrease in inventories of $11.6 million, increases in accounts payable and accrued and other liabilities of $28.3 million. In addition, 2002 also included a gain on the sale of Histex product line of $5.1 million, equity in earnings of joint ventures of $3.7 million and deferred income tax benefit of $25.8 million, income taxes paid of $838,000 offset by depreciation and amortization of $22.1 million, a provision for doubtful accounts receivable of $13.2 million, other non-cash impairment charges related to our Internet and aerosol operations of $19.6 million, income tax benefits on exercises of stock options of $5.4 million and amortization expense of restricted stock units of $295,000.

In 2001, net cash provided by operating activities of $27.6 million included net income of $37.5 million, income tax benefits on exercises of stock options of $18.4 million, an increase in accounts payable and accrued and other liabilities of $21.9 million, and a decrease in prepaid and other assets of $6.2 million, offset by increases in accounts receivable of $35.0 million, inventories of $41.0 million, and income taxes paid of $9.5 million. In addition, 2001 also included depreciation and amortization of $22.0 million, a provision for doubtful accounts receivable of $1.4 million, and $14.8 million of other non-cash impairment charges related to our Internet and aerosol manufacturing operations, offset by equity in earnings of joint ventures of $1.0 million and a deferred income tax benefit of $8.0 million.

INVESTING ACTIVITIES

Net cash used in investing activities was $72.2 million in 2003, compared to net cash provided by investing activities of $11.1 million in 2002, and net cash used in investing activities of $90.0 million in 2001.

In 2003, net cash used in investing activities of $72.2 million consisted of $39.5 million in purchases of property, plant and equipment, $33.2 million in purchases of investments available-for-sale, and $10.1 million in acquisition of brand product rights, offset by $5.9 million in proceeds from the sale of assets and $4.6 million in proceeds from distributions of joint ventures. Our purchases of property, plant and equipment are primarily from capital investments in our manufacturing and R&D facilities in Florida and the renovation of our North Carolina manufacturing facility. We anticipate significant capital expenditures in 2004 for facilities, machinery and equipment related to our North Carolina and Florida manufacturing facilities.

In 2002, net cash provided by investing activities of $11.1 million consisted of $121.0 million in maturities of investments available for sale, $1.6 million in proceeds from the sale of Histex product line and $949,000 in proceeds from distributions of joint ventures, offset by $112.3 million in purchases of property, plant and equipment and $100,000 for the acquisition of brand product rights.

In 2001, net cash used in investing activities of $90.0 million consisted of: $75.1 million in purchases of property and equipment; $16.9 million in the acquisition of brand product rights; $14.8 million in the acquisition of CTEX, net of cash acquired; $18.2 million in the acquisition of certain assets of Massachusetts aerosol manufacturing operation; and $3.2 million in advances to and transaction costs associated with the Mediconsult acquisition; offset by $38.3 million in maturities of investments available for sale.

FINANCING ACTIVITIES

Net cash provided by financing activities was $3.8 million in 2003, $6.0 million in 2002 and $9.1 million in 2001.

In 2003, net cash provided by financing activities of $3.8 million consisted of $3.4 million in proceeds from issuances of shares of Andrx common stock from exercises of Andrx stock options, $1.2 million in proceeds from issuances of shares of Andrx common stock under the employee stock purchase plan, which commenced on January 1, 2002, offset by $843,000 in principal payments on capital lease obligations.

In 2002, net cash provided by financing activities of $6.0 million consisted of $4.3 million in proceeds from issuances of shares of Andrx common stock from exercises of Andrx stock options, $1.9 million in proceeds from issuances of shares of Andrx common stock under the employee stock purchase plan, which commenced on January 1, 2002, offset by $146,000 in principal payments on capital lease obligations.

In 2001, net cash provided by financing activities consisted of $9.1 million in proceeds from issuance of shares of Andrx common stock from exercises of Andrx stock options.

On December 30, 2002, we entered into a four-year secured revolving line of credit facility, for up to an aggregate amount of $185.0 million, none of which was outstanding at December 31, 2003. Borrowings available under the credit facility are limited to defined values of eligible accounts receivable, inventories, property, plant and equipment and reasonable reserves established by the lenders. Interest accrues on the average outstanding principal balance under the credit facility and a fee accrues on the unused portion of the credit facility. Andrx and its subsidiaries granted the lenders a first priority security interest in substantially all of their respective assets, including accounts receivable, inventories, deposit accounts, property, plant and equipment and general intangibles, and real estate owned at the date of the credit facility. The credit facility contains certain financial covenants and we are currently in compliance with all the required covenants. However, the borrowing base limits our borrowing availability to approximately $172 million as of December 31, 2003. We are considering amending the terms of or replacing the credit facility to more appropriately serve our liquidity needs.

We anticipate that our cash requirements will continue to increase due to the completion of construction of our R&D and manufacturing facilities, including the acquisition of related equipment, at our Florida and North Carolina facilities. In 2004, we expect to incur approximately $100 million in capital expenditures, which we intend to pay for with cash generated from our operations. We will periodically review our level of capital expenditure spending based on our level of profitability and cash flow. Additionally, we will pay a $25 million milestone to Pfizer upon FDA approval of their Cardura XL NDA provided certain minimum labeling requirements are met. In that event, we will purchase approximately $21 million of Cardura XL from Pfizer during the following 12 months. Absent an acquisition or other presently unforeseen circumstances, we anticipate that our existing capital resources will be sufficient to enable us to maintain our operations for the foreseeable future without drawing on our credit facility.

OUTLOOK

As noted elsewhere in this *Management's Discussion and Analysis of Financial Condition and Results of Operations,* investors are cautioned that all forward-looking statements involve risk and uncertainties, including those identified in our Form 10-K under *Risk Factors.* Accordingly, investors are cautioned not to place reliance on those forward-looking statements, including those made in this *Outlook* section of *Management's Discussion and Analysis of Financial Condition and Results of Operations.*

Andrx Generic Products

The generic pharmaceutical industry is highly competitive and selling prices are often subject to significant and rapid declines from competition among existing or new generic products entering the market. In our sales efforts for our generic products, we compete with domestic and international companies and generic divisions of large brand pharmaceutical companies. Many of these competitors offer a wider variety of generic products to their customers. As patents and other bases for market exclusivity expire, generic competitors enter the marketplace, possibly including the brand product sold as an authorized generic. As the number of generic competitors increase and they compete for market share, a unit price decline generally results. The timing of these price decreases is difficult to predict and can result in significantly curtailed profitability for a generic product. Revenues and gross profits from our generic products may also be affected by competition involving the corresponding brand product, including the introduction and promotion of alternative brand or OTC versions of such products. We anticipate that our net revenues and gross profit will be significantly affected by sales of our generic version of Cardizem CD, and to a lesser extent, by sales of our generic OTC version of Claritin-D 24, generic Tiazac and generic Glucotrol XL, purchased from Pfizer.

We believe that our controlled-release products may face more modest competition than other generic products due to the limited number of competitors having the scientific expertise, legal expertise and financial resources necessary to develop these products and bring them to market. We also believe that, for various reasons, our generic niche products may also face less competition than most generic products. These competitive barriers, combined with the synergistic value derived from our pharmaceutical distribution operations, may better position Andrx to compete in the highly competitive, generic product marketplace.

Currently, our overall level of profitability remains dependent, to a great extent, on a relatively small number of products and our ability to successfully manufacture sufficient quantities of these products on a timely basis. If these products, and particularly our generic version of Cardizem CD, and to a lesser extent, Tiazac, were to experience increased competition, the resulting price reductions and/or reduced market share would significantly adversely affect these products' contribution to our results of operations and our operating results. Publicly available information indicates that competition for our generic versions of Cardizem CD and Tiazac could occur by mid-2004 if not sooner. Sales of our generic products may also decrease as a result of the occurrence of the matters set forth in the *"Risk Factors"* section of this report. Under our arrangement with Perrigo, we will share the net profits as defined derived from the manufacture of our generic versions of Claritin-D 12, Claritin-D 24 and Claritin RediTabs products and Perrigo's marketing and sale of those products as "store brand" OTC products. Perrigo commenced sales of our OTC generic version of Claritin-D 24 in June 2003, and our generic OTC version of Claritin RediTabs in January 2004. Our OTC generic version of Claritin-D 12 was approved in January 2004 and we hope to place Perrigo in a position to launch this product in 2004 subject to our manufacturing capacities. Future revenues and profits with respect to these products will be dependent upon a number of factors, including our manufacturing capacity, market competition for the OTC Claritin products, the introduction of additional OTC generic Claritin products, particularly store brand products, as well as other factors.

We are continuing to work towards resolving the FDA and USP issues affecting ANDAs for our generic versions of Wellbutrin SR/Zyban. In July 2003, we entered into an Exclusivity Agreement with Impax and a subsidiary of Teva pertaining to the pending ANDAs for generic versions of Wellbutrin SR/Zyban. Though the agreement originally extended to both the 100mg and 150mg strengths of Wellbutrin SR/Zyban, we have since learned that we did not enjoy a marketing exclusivity period for the 100mg strength, as we were not the first to file an ANDA for that strength. Consequently, we will not share in any of the profits from the sale of Impax's 100mg strength of this product, which was approved for sale in January 2004. The Exclusivity Agreement provides, among other things, that we will continue to seek to launch our own versions of Wellbutrin SR/Zyban. If we are unable to do so within a defined period of time, and Impax is able to market its ANDA products, we will enable Impax to launch the Impax products through Teva. Impax and Teva will then share certain payments with us relating to the sale of the Impax products for a 180-day period. Should we launch our own products prior to the launch of the Impax products, we will share with Impax and Teva certain payments relating to the sale of our products for a 180-day period. At this time, our product has not been approved by the FDA and we do not have any lower court decision on whether our product infringes the brand product's patents, and the Impax product has been tentatively approved by the FDA and the appellate court has determined that Impax's product does not infringe the brand product's patents. Though we cannot at this time predict or advise whether or when the FDA and USP issues and litigation involving our ANDAs will be satisfactorily resolved and whether or when our or Impax's products will be introduced, we anticipate that we will be able to commercialize the value of our ANDAs and that generic versions of these products will become available to consumers.

Pursuant to our September 2003 agreements with Pfizer and Alza, which resolved patent infringement litigation involving our ANDAs for the 2.5mg, 5mg and 10mg strengths of Glucotrol XL (extended-release glipizide), we received the right to either market Pfizer's Glucotrol XL product (or any strength thereof) as a generic or our own ANDA product(s), in exchange for a royalty. We launched all three strengths of Glucotrol XL, supplied by Pfizer, during the fourth quarter of 2003. As we will pay less of a royalty to Pfizer and Alza from the sale of our own ANDA product than the product we acquire from Pfizer, we are working towards FDA approval to give us the ability to launch our ANDA products in the future.

We are planning to launch our generic versions of Ortho Tri-Cyclen (tentatively approved by FDA) and Ortho Cyclen-28 (which has been approved by the FDA), through Teva in 2004. Our other ANDAs at the FDA for oral contraceptive products include, but are not limited to, generic versions of OrthoNovum 1-35 and OrthoNovum 7/7/7. Though limited in number, our currently filed or approved ANDAs are for products that currently generate approximately 50% of total oral contraceptive prescriptions.

We also have other undisclosed products that we anticipate launching in 2004.

Future growth in the generic products business will be generated from the launch of new products. We continue to invest in R&D and currently have approximately 30 ANDAs pending at the FDA. However, the launch of our generic product candidates is dependent upon a number of factors, both within and outside our control. Factors outside our control include new Orange Book patent listings and related patent infringement litigation and the expiration of others' exclusivity rights, which affect the timing of our receipt of FDA marketing approval, and the timing and outcome of our patent litigation. The revenues and gross profits to be generated by these new products will also be affected by the amount of generic competition they encounter, once launched, particularly after the expiration of any 180-day exclusivity period that we might have, either alone or on a shared basis and whether there is an "authorized generic." We have made, are in the process of making or will make commercial quantities of certain new products prior to the date on which we anticipate that such products will receive FDA final marketing approval and/or satisfactory resolution of any patent infringement litigation involving such products. The commercial production of these products involves the risk that such product(s) may not be successfully scaled-up or approved for marketing by the FDA on a timely basis or ever and/or that the outcome of such litigation may not be satisfactory. When an exclusivity period is involved, this is a particularly difficult determination. The risks notwithstanding, we plan to continue to scale-up and build pre-launch inventories of certain products (or, in the case of Wellbutrin SR/Zyban, extend funding for Impax's preparation for the launch of its generic version of Wellbutrin SR/Zyban) that have not yet received final FDA marketing approval or for which patent infringement litigation may be pending, when we believe that such action is appropriate in relation to the commercial value of the product launch opportunity.

Distributed Products

Our pharmaceutical distribution operations have a history of consistent, quarterly sequential growth as a result of, among other things, introduction of generic products manufactured predominantly by others, but also by us and our continued penetration of the market servicing independent pharmacies, pharmacy chains, pharmacy buying groups and physicians' offices.

Our growth is affected, in large part, by our participation in the launch of new generic products by other generic manufacturers, and the advent and extent of competition encountered by these products, and the other products we distributed. According to published data, there are numerous brand products having substantial annual sales expected to be launched as new generic products in the next few years. Sales prices for generic products typically decline with the onset of competition from new generic manufacturers particularly after such products were sold during an initial marketing exclusivity period. Consequently, growth in revenues will continue to be primarily a function of new generic products launched by other generic manufacturers, offset by the overall level of net price declines on existing distributed products. Nevertheless, we believe our distribution operations will continue to grow at a rate generally consistent with the growth of the overall generic industry. Our pharmaceutical distribution operations compete with a number of large wholesalers that market, among other things, both brand and generic pharmaceutical products to their customers and may therefore offer broader marketing programs. We also compete with other pharmaceutical distributors. Though the distribution of pharmaceutical products is historically a relatively low gross margin industry, we believe that consolidation among wholesalers (who already had far greater financial and other resources than Andrx), the growing role of managed care organizations, the formation of buying groups and competition between distributors could result in further pressure on margins.

Our distribution operations play a significant role in the sale of our current generic products and, we believe, will continue to play a significant role in our new product launches. For external reporting purposes, this segment's financial results do not include its participation in the distribution of our generic products. Such revenues are classified as Andrx product sales in our Consolidated Statements of Income.

Andrx Brand Products

With Altocor's launch in the third quarter of 2002, we entered a highly competitive market against brand pharmaceutical manufacturers having significantly larger and more experienced sales forces and significantly greater financial resources dedicated to advertising and promotion. We anticipate that until a profitable sales level of prescriptions is achieved (currently from Altocor, our primary brand product), brand revenues and consequently gross profits will not be sufficient for our brand operations to achieve profitability during 2004. Overall prescription levels for Altocor for January 2004 were lower than those of December 2003. Until a profitable sales level is achieved, whether through increased prescriptions or revenues from additional brand products, the costs of our brand operations will exceed our gross profit from brand products.

In October 2003, we received an approvable letter from the FDA for the 500mg and 1000mg strengths of Fortamet (extended-release metformin), our second internally developed brand product. Though our Fortamet NDA used immediate-release Glucophage as its reference listed drug, FDA recently advised us that we must make a patent certification with respect to the Orange Book patents listed for Glucophage XR. Accordingly, the timing of the FDA's approval of Fortamet depends upon whether the NDA holder initiates patent infringement litigation within the 45-day period following its receipt of our patent notice, among other things. We believe our product does not infringe such patents and note that the NDA holder did not initiate patent infringement litigation against the many ANDAs, including our own, filed for Glucophage XR. If litigation is not commenced, we plan to launch this product in 2004.

In November 2003, we acquired the right to market Cardura XL for five years for $35 million, provided the FDA grants approval for the product in 2004 with certain agreed upon minimum labeling requirements, and agreed to annually provide a minimum number of physician details and to purchase approximately $150 million of Cardura XL in the first three years following FDA approval of the product. We have paid Pfizer $10 million to date, which is refundable under certain circumstances, and we will pay Pfizer an additional $25 million if the FDA approves the product in 2004 with agreed upon minimum labeling requirements. We anticipate that the FDA will approve Pfizer's Cardura XL product in mid to late 2004.

We are continuing to pursue opportunities that will leverage or otherwise optimize our brand sales force, including the possible launch of Fortamet and Pfizer's Cardura XL product. We will also from time to time evaluate or seek to enter collaborative arrangements with other pharmaceutical companies that can increase revenues, reduce the costs associated with our brand operations or otherwise use our controlled-release technologies or our sales force to gain mutual benefits, such as acquiring or licensing additional brand products for our sales force to promote or co-promote or using contract sales arrangements with respect to the products we are marketing. In connection with these efforts, and the levels of profit or loss that we anticipate we will generate, we will continue to assess the size of our brand sales force and the other costs of our brand operations.

Net revenues of our other brand products are recognized to the extent we estimate shipments to customers are being pulled through the distribution channel. These other brand products are generally not protected by patents and net sales of our other brand products can be adversely affected by generic introductions, as well as seasonality (for cough and cold brand products) and the dedication of the sales force's efforts to Altocor and other products.

In November 2003, we launched reformulations of two Entex products affected by generic competition. We anticipate that these reformulated products will increase the revenues generated by our Entex line of products in the first quarter of 2004, compared to the first quarter of 2003. As a result of the October 17, 2003, draft FDA compliance policy guide with respect to pharmaceutical products presently permitted to be on the market and sold by prescription without an approved ANDA or NDA, such as our Entex line of products, we will continue to periodically assess the unamortized portion of our Entex product rights and Entex inventories ($11.0 million and $396,000, respectively, as of December 31, 2003).

Licensing and Royalties

Pursuant to our KUDCo agreement, the licensing rate earned by Andrx was reduced in February 2004 from 9% to 6.25%, as a result of the December 2003 appellate court decision that Andrx's generic version of Prilosec infringed patents issued to AstraZeneca. We are entitled to the 6.25% licensing rate for 24 months. We expect our licensing revenues from our KUDCo agreement will decrease significantly in future periods due to the decrease in the licensing rate due to us, as well as anticipated additional competition in the generic Prilosec marketplace.

We may obtain revenues from our Exclusivity Agreement with Impax and a subsidiary of Teva in 2004, in the event that we enable Impax to launch the 150mg strength of generic Wellbutrin SR/Zyban through Teva. The revenues would be for a 180-day period. The amount and timing is dependent upon a variety of factors.

Other Revenues

Given the sale in October 2003 of our Massachusetts aerosol manufacturing operation and the sale in December 2003 of our POL web portal, we will not have further revenues with respect to those assets. In 2003, we recorded $7.5 million of other revenues of which, $3.8 million was from contract manufacturing services at our Massachusetts aerosol manufacturing operation and $2.5 million was generated from our agreement with Aventis, relating to our POL web portal.

Cost of Goods Sold

We continue to make improvements in the efficiency of our manufacturing operations in order to meet the market demand for our current and anticipated products. These improvements include: (i) optimizing our processes and reducing equipment failures and thereby reducing product rejections; (ii) hiring additional experienced manufacturing operations personnel, and reducing the turnover of manufacturing operations personnel; (iii) assuring compliance with FDA's current Good Manufacturing Practices regulations (cGMP); (iv) increasing personnel training, accountability, development and expertise; (v) implementing a more fully integrated use of our operating systems, in anticipation of our migration to a JD Edwards Enterprise Resource Planning (ERP) system; (vi) evaluating the commercial viability of producing certain products that we anticipate will generate a relatively small amount of profit compared to the utilization of resources in order to allow us to optimize our output and maximize our profitability; (vii) transferring production (or portions thereof) for certain products to third parties; and (viii) renovating and acquiring additional facilities to increase or optimize production. Because we manufacture products that employ a variety of technology platforms, certain of our manufacturing capabilities may at times be over-utilized, while others may be under-utilized.

As a result of all of the foregoing factors, we may at times have difficulty fulfilling all of the market demand for our products and having pre-launch quantities of our product candidates available when we obtain FDA approval to market our products. Until all of our efforts come to fruition, we will continue to incur costs related to inefficiencies at and under-utilization of our manufacturing facilities. We will also incur additional charges directly to cost of goods sold in the manufacture of our products and product commercialization activities.

SG&A Expenses

Our SG&A expenses are related to the level of sales and the sales product mix, which includes distributed products, our generic products and our brand products. SG&A expenses related to our distribution business are primarily variable in nature, and increase or decrease with our distribution revenues. SG&A expenses related to our generics business are relatively flat and do not vary significantly with the level of generic revenues. SG&A expenses related to our brand business increase or decrease as a result of our sales and marketing efforts. We anticipate that our SG&A expenses will continue to increase in 2004, primarily as a result of the increases in distribution revenues, promotional expenses related to the brand products we hope to launch, as well as corporate overhead. We currently maintain a brand sales force of approximately 250 sales representatives. We will periodically review and adjust the number of sales representatives we maintain based on the needs of our business and our products, which may include the launch of our Fortamet and Pfizer's Cardura XL product. Brand product promotional expenses, which are expensed as incurred, will be periodically evaluated throughout 2004.

R&D Expenses

We anticipate that R&D expenses for 2004 will increase to approximately $55 million from approximately $52.2 million for 2003, and will focus primarily on generic product R&D. R&D expenses will be periodically evaluated throughout 2004 following consideration of, among other things, our level of profitability.

Income Taxes

We believe our combined federal and state effective tax rate for 2004 will be approximately 38%.

Earnings Guidance

Our policy is not to provide specific earnings projections or guidance, and not to comment on research analyst reports, including earnings estimates or consensus. Through public disclosures such as our press releases and periodic SEC reports, we attempt to provide sufficient disclosure of both our current status and future prospects, using the Safe Harbor provision for forward-looking statements prescribed in the Private Securities Litigation Reform Act of 1995, to allow the investment community to properly evaluate us and our prospects for performance. There can be no assurance that research analysts in using publicly available information will generate research reports or earnings estimates consistent with our actual internal plan or that such estimates will not vary significantly from analyst to analyst. Accordingly, even if we execute our own plans, our actual performance may be substantially different than what is reflected in any individual research analyst's reports or earnings estimate or the consensus of such estimates.

We are evaluating whether to issue our earnings press release simultaneously with the filing of our Form 10-Q in future periods.

RECENT ACCOUNTING PRONOUNCEMENTS

Costs Associated With Exit or Disposal Activities

In June 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS No. 146"). The provisions of this pronouncement require that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred and nullifies the guidance of Emerging Issues Tasks Force ("EITF") 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in Restructuring)", which recognized a liability for an exit cost at the date of an entity's commitment to an exit plan. The provisions of SFAS No. 146 require that the initial measurement of a liability be at fair value. SFAS No. 146 will be effective for exit or disposal activities that are initiated after December 31, 2002. Adoption of the provisions of SFAS No. 146 had no significant impact on our consolidated financial statements.

Accounting for Stock-Based Compensation — Transition and Disclosure

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure" ("SFAS No. 148"). SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition to the fair value method of accounting for stock-based employee compensation and to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. SFAS No. 148 does not amend SFAS No. 123 to require companies to account for their employee stock-based awards using the fair value method. However, the disclosure provisions are required for all companies with stock-based employee compensation, regardless of whether they utilize the fair value method of accounting described in SFAS No. 123 or the intrinsic value method described in APB No. 25, "Accounting for Stock Issued to Employees." The disclosure requirements of SFAS No. 148 are included herein. We currently intend to continue to account for employee stock-based compensation in accordance with APB No. 25.

We account for our stock-based compensation plans under the recognition and measurement principles of APB No. 25 and related interpretations. Options granted under those plans are to employees or members of the Board of Directors with an exercise price equal to the market value of the underlying common stock on the date of grant. Accordingly, no stock-based employee compensation expense is reflected in the Consolidated Statements of Income. For restricted stock unit grants, the fair value on the date of the grant is fixed and is amortized on a straight-line basis over the related period of service and such amortization expense is included in SG&A.

Variable Interest Entities

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN No. 46"), which is intended to clarify the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. In December 2003, the FASB issued a revision to FIN No. 46, which partially delayed its effective date for public companies until the period ending after March 15, 2004, but permitted earlier adoption for some or all of their investments. FIN No. 46 requires a company to consolidate variable interest entities ("VIEs"), if that Company has a variable interest (or combination of variable interest) that will absorb a majority of the entity's expected losses, receive a majority of the entity's expected returns or both. The company that is required to consolidated the VIE is the primary beneficiary. The adoption of FIN No. 46 for provisions effective during 2003 did not have an impact on the Company's consolidated financial statements, since the Company does not have any VIEs. The Company expects that the adoption of the provisions effective for the period ending after March 15, 2004, will also not have an impact on the Company's consolidated financial statements.

Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS No. 149"). The provisions of SFAS No. 149 amend and clarify financial accounting and reporting for derivative instruments embedded in other contracts, collectively referred to as derivatives, and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". The provisions of SFAS No. 149 are effective for contracts entered into or modified after June 30, 2003, except under certain circumstances as contained in SFAS No. 149. Adoption of the provisions of SFAS No. 149 had no effect on our consolidated financial statements, since we do not have any derivative financial instruments and do not engage in hedging activities.

Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" ("SFAS No. 150"). The provisions of SFAS No. 150 establish standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability or an asset in some circumstances. The provisions of SFAS No. 150 are effective for financial instruments entered into or modified after May 31, 2003, and otherwise are effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of non-public entities and certain other specific deferrals. Adoption of the provisions of SFAS No. 150 had no effect on our consolidated financial statements, since we do not have any financial instruments with characteristics of both liabilities and equity.

Revenue Arrangements with Multiple Deliverables

In May 2003, the EITF finalized EITF 00-21, "Revenue Arrangements with Multiple Deliverables" ("EITF 00-21"). This pronouncement addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. Specifically, this issue addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. This pronouncement is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. Adoption of the provisions of EITF 00-21 did not have a significant effect on our consolidated financial statements.

Revenue Recognition

In December 2003, the SEC published Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition." This SAB updates portions of the SEC staff's interpretive guidance provided in SAB 101 and included in Topic 13 of the Codification of Staff Accounting Bulletins. SAB 104 deletes interpretative material no longer necessary, and conforms the interpretive material retained, because of pronouncements issued by the FASB's EITF on various revenue recognition topics, including EITF 00-21. SAB 104 also incorporates into the SAB Codification certain sections of the SEC staff's "Revenue Recognition in Financial Statements — Frequently Asked Questions and Answers" ("FAQ"). To the extent not incorporated into the SAB codification, the SEC staff's FAQ on SAB 101 (Topic 13) has been rescinded. Adoption of the provisions of SAB 104 did not have a significant effect on our consolidated financial statements.

LITIGATION

See Note 16 of Notes to Consolidated Financial Statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

We invest cash balances in excess of operating requirements in cash equivalents and short-term marketable securities, generally money market funds, corporate debt and government securities with an average maturity of less than one year. Our investments are investment-grade securities and deposits are with investment-grade financial institutions. All marketable securities are considered available-for-sale. The primary objective of our cash investment activities is to preserve principal while at the same time maximizing the income we receive from our invested cash without significantly increasing risk of loss. Our marketable securities are subject to interest rate risk and will decrease in value if market interest rates increase. However, because of the short-term nature of the marketable securities, we do not believe that interest rate fluctuations would materially impair the principal amount of our investments. We believe that the realization of losses due to a change in interest rates is unlikely as we expect to hold our investments to maturity.

During the year ended December 31, 2003, the effects of changes in interest rates on the fair market value of our marketable investment securities and our earnings were not material. Further, we believe that the impact on the fair market value of our securities and our earnings from a hypothetical 10% change in interest rates would not be significant.

Borrowings under our revolving credit facility are also interest rate sensitive, because the applicable rate varies with changes in the prime rate of lending or the average Eurodollar rate. We had no debt outstanding at December 31, 2003. If we incur indebtedness under our credit facility in the future, we cannot assure you that interest rate fluctuations will not harm our business.

We do not use derivative financial instruments in our investment portfolio. We have operated primarily in the United States. Accordingly, we do not have any material exposure to foreign currency rate fluctuations.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Stockholders and the Board of Directors of Andrx Corporation:

We have audited the accompanying consolidated balance sheets of Andrx Corporation and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Andrx Corporation and subsidiaries as of December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2, in 2002, the Company changed the composition of its reportable segments and, as required by the adoption of Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets", the Company changed its method of accounting for goodwill.

/s/ Ernst & Young LLP

Fort Lauderdale, Florida,
February 25, 2004

ANDRX CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share amounts)

	December 31, 2003	December 31, 2002
ASSETS		
Current assets		
Cash and cash equivalents	**$110,248**	$ 35,521
Investments available-for-sale, at market value	**94,875**	61,873
Accounts receivable, net of allowance for doubtful accounts of $7,734 and $15,495 at December 31, 2003 and 2002, respectively	**138,849**	127,698
Inventories	**209,910**	140,625
Income taxes receivable	**—**	33,710
Deferred income tax assets, net	**65,153**	68,148
Prepaid and other current assets	**29,790**	32,360
Total current assets	**648,825**	499,935
Property, plant and equipment, net	**239,173**	227,864
Goodwill	**33,981**	33,981
Other intangible assets, net	**13,721**	15,604
Other assets	**22,746**	12,095
Total assets	**$958,446**	$789,479
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable	**$149,762**	$ 80,671
Accrued expenses and other liabilities	**144,241**	127,416
Total current liabilities	**294,003**	208,087
Deferred income tax liabilities	**28,933**	12,590
Obligations under capital leases and other obligations	**12,609**	3,095
Total liabilities	**335,545**	223,772
Commitments and contingencies		
Stockholders' equity		
Convertible preferred stock; $0.001 par value, 1,000,000 shares authorized; none issued and outstanding	**—**	—
Common stocks:		
Andrx Group common stock; $0.001 par value, 100,000,000 shares authorized; issued and outstanding 72,331,600 shares and 71,501,200 shares at December 31, 2003 and 2002, respectively	**72**	72
Cybear Group common stock; $0.001 par value, 50,000,000 shares authorized; none issued and outstanding	**—**	—
Additional paid-in capital	**498,366**	487,928
Restricted stock units, net	**(7,761)**	(6,525)
Retained earnings	**132,215**	84,038
Accumulated other comprehensive income, net of income taxes	**9**	194
Total stockholders' equity	**622,901**	565,707
Total liabilities and stockholders' equity	**$958,446**	$789,479

The accompanying notes to consolidated financial statements are an integral part of these consolidated balance sheets.

ANDRX CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except share and per share amounts)

	Years Ended December 31,		
	2003	2002	2001
Revenues			
Distributed products	$ **657,098**	$ 534,618	$ 495,241
Andrx products	**301,652**	209,407	229,003
Licensing and royalties	**80,080**	17,340	13,648
Other	**7,508**	9,615	11,149
Total revenues	**1,046,338**	770,980	749,041
Operating expenses			
Cost of goods sold	**700,401**	620,069	479,595
Selling, general and administrative	**217,085**	193,253	145,321
Research and development	**52,235**	51,479	52,846
Litigation settlements and other charges	**8,750**	72,833	14,759
Total operating expenses	**978,471**	937,634	692,521
Income (loss) from operations	**67,867**	(166,654)	56,520
Other income (expense)			
Equity in earnings of joint ventures	**5,135**	3,697	1,025
Interest income	**2,242**	5,420	11,386
Interest expense	**(2,641)**	(200)	—
Gain on sale of assets	**5,605**	5,094	—
Income (loss) before income taxes	**78,208**	(152,643)	68,931
Provision (benefit) for income taxes	**30,031**	(60,826)	31,385
Net income (loss)	$ **48,177**	$ (91,817)	$ 37,546
EARNINGS (LOSS) PER SHARE			
ANDRX GROUP COMMON STOCK:			
Net income (loss) allocated to Andrx Group (including Cybear Group commencing May 18, 2002)	$ **48,177**	$ (85,873)	$ 72,862
Premium on conversion of Cybear Group common stock	**—**	(526)	—
Total net income (loss) allocated to Andrx Group	$ **48,177**	$ (86,399)	$ 72,862
Net income (loss) per share of Andrx Group common stock:			
Basic	$ **0.67**	$ (1.22)	$ 1.04
Diluted	$ **0.66**	$ (1.22)	$ 1.01
Weighted average shares of Andrx Group common stock outstanding:			
Basic	**71,892,000**	70,876,000	69,998,000
Diluted	**72,655,000**	70,876,000	72,243,000
CYBEAR GROUP COMMON STOCK:			
Net loss allocated to Cybear Group (through May 17, 2002)		$ (5,944)	$ (35,316)
Premium on conversion of Cybear Group common stock		526	—
Total net loss allocated to Cybear Group		$ (5,418)	$ (35,316)
Basic and diluted net loss per share of Cybear Group common stock		$ (0.80)	$ (6.09)
Basic and diluted weighted average shares of Cybear Group common stock outstanding		6,743,000	5,802,000

The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

ANDRX CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands, except for share amounts)

	Common Stocks				Additional Paid-In Capital	Restricted Stock Units, Net	Retained Earnings	Accumulated Other Comprehensive Income	Comprehensive Income (Loss)
	Andrx Group		Cybear Group						
	Shares	Amount	Shares	Amount					
Balance, December 31, 2000	69,311,200	$ 69	3,801,000	$ 4	$ 420,685	$ —	$138,835	$ 204	
Shares of Andrx common stock issued in connection with CTEX Pharmaceuticals, Inc. acquisition	291,400	—	—	—	18,166	—	—	—	
Shares of Andrx common stock issued in connection with exercises of stock options	881,000	1	—	—	9,059	—	—	—	
Shares of Cybear common stock issued in connection with Mediconsult.com, Inc. acquisition	—	—	2,942,000	3	4,762	—	—	—	
Income tax benefit on exercises of Andrx stock options	—	—	—	—	18,363	—	—	—	
Unrealized gain on investments available-for-sale, net of income taxes of $225	—	—	—	—	—	—	—	197	$ 197
Net income	—	—	—	—	—	—	37,546	—	37,546
Comprehensive income									$ 37,743
Balance, December 31, 2001	70,483,600	70	6,743,000	7	471,035	—	176,381	401	
Shares of Andrx common stock issued in connection with exercises of stock options	863,500	2	—	—	4,332	—	—	—	
Income tax benefit on exercises of Andrx stock options	—	—	—	—	5,350	—	—	—	
Shares of Andrx common stock issued in connection with the employee stock purchase plan	89,100	—	—	—	1,851	—	—	—	
Shares of Andrx common stock issued upon conversion of Cybear common stock	65,000	—	(6,743,000)	(7)	533	—	(526)	—	
Issuance of restricted stock units	—	—	—	—	6,820	(6,820)	—	—	
Compensation expense on amortization of restricted stock units	—	—	—	—	—	295	—	—	
CTEX Pharmaceuticals, Inc. acquisition adjustment	—	—	—	—	(1,993)	—	—	—	
Unrealized loss on investments available-for-sale, net of income tax benefit of $110	—	—	—	—	—	—	—	(207)	$ (207)
Net loss	—	—	—	—	—	—	(91,817)	—	(91,817)
Comprehensive loss									$ (92,024)
Balance, December 31, 2002	71,501,200	72	—	—	487,928	(6,525)	84,038	194	

(Continued)

ANDRX CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (Continued)
(in thousands, except for share amounts)

	Common Stocks				Additional Paid-In Capital	Restricted Stock Units, Net	Retained Earnings	Accumulated Other Comprehensive Income	Comprehensive Income (Loss)
	Andrx Group		Cybear Group						
	Shares	Amount	Shares	Amount					
Balance, December 31, 2002	71,501,200	72	—	—	487,928	(6,525)	84,038	194	
Shares of Andrx common stock issued in connection with exercises of stock options	730,200	—	—	—	3,360	—	—	—	
Income tax benefit on exercises of Andrx stock options	—	—	—	—	3,135	—	—	—	
Shares of Andrx common stock issued in connection with the employee stock purchase plan	100,200	—	—	—	1,233	—	—	—	
Issuance of restricted stock units, net	—	—	—	—	2,710	(2,710)	—	—	
Compensation expense on amortization of restricted stock units, net	—	—	—	—	—	1,474	—	—	
Unrealized loss on investments available-for-sale, net of income tax benefit of $109	—	—	—	—	—	—	—	(185)	$ (185)
Net income	—	—	—	—	—	—	48,177	—	48,177
Comprehensive income									$ 47,992
Balance, December 31, 2003	72,331,600	$ 72	—	$ —	$ 498,366	$ (7,761)	$132,215	$ 9	

The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

ANDRX CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years Ended December 31,		
	2003	2002	2001
Cash flows from operating activities			
Net income (loss)	**$ 48,177**	$ (91,817)	$ 37,546
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	**29,063**	22,072	22,039
Provision for doubtful accounts receivable	**4,340**	13,178	1,357
Non-cash impairment charges	**12,123**	19,583	14,759
Gain on sale of assets	**(5,605)**	(5,094)	—
Compensation expense on amortization of restricted stock units, net	**1,474**	295	—
Equity in earnings of joint ventures	**(5,135)**	(3,697)	(1,025)
Deferred income tax provision (benefit)	**30,031**	(25,803)	(7,996)
Income tax benefit on exercises of Andrx stock options	**3,135**	5,350	18,363
Changes in operating assets and liabilities:			
Accounts receivable	**(15,616)**	(13,164)	(34,973)
Inventories	**(72,279)**	11,594	(41,045)
Prepaid and other assets	**(6,207)**	(3,954)	6,182
Income tax refund (payment)	**51,695**	(838)	(9,499)
Accounts payable and accrued expenses and other liabilities	**68,002**	28,326	21,927
Net cash provided by (used in) operating activities	**143,198**	(43,969)	27,635
Cash flows from investing activities			
Purchases of property, plant and equipment	**(39,455)**	(112,290)	(75,089)
Maturities (purchases) of investments available-for-sale, net	**(33,187)**	121,033	38,283
Proceeds from the sale of assets	**5,875**	1,550	—
Distributions from joint ventures	**4,646**	949	—
Acquisition of brand product rights	**(10,100)**	(100)	(16,895)
Acquisition of CTEX Pharmaceuticals, Inc., net of cash acquired	—	—	(14,832)
Acquisition of certain assets of Armstrong Pharmaceuticals, Inc.	—	—	(18,218)
Acquisition of and advances to Mediconsult.com, Inc.	—	—	(3,242)
Net cash provided by (used in) investing activities	**(72,221)**	11,142	(89,993)
Cash flows from financing activities			
Proceeds from issuances of Andrx common stock in connection with exercises of stock options	**3,360**	4,332	9,060
Proceeds from issuances of Andrx common stock in connection with the employee stock purchase plan	**1,233**	1,851	—
Principal payments on capital lease obligations	**(843)**	(146)	—
Net cash provided by financing activities	**3,750**	6,037	9,060
Net increase (decrease) in cash and cash equivalents	**74,727**	(26,790)	(53,298)
Cash and cash equivalents, beginning of year	**35,521**	62,311	115,609
Cash and cash equivalents, end of year	**$ 110,248**	$ 35,521	$ 62,311

(Continued)

ANDRX CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(in thousands)

	Years Ended December 31,		
	2003	2002	2001
Supplemental disclosure of cash paid during the year for:			
Interest	**$ 1,709**	$ 200	$ —
Income taxes (refund)	**$ (51,695)**	$ 838	$ 9,499
Supplemental disclosure of non-cash investing and financing activities:			
Conversion of Cybear common stock into Andrx common stock		$ 2,537	
Assets acquired through capital leases	**$ 1,234**	$ 1,549	$ 425
Issuance of restricted stock units, net	**$ 2,710**	$ 6,820	
Acquisition of CTEX Pharmaceuticals, Inc.			
Market value of Andrx common stock issued			$ 18,166
Fair value of net liabilities assumed			$ 537
Acquisition adjustment		$ (1,993)	
Acquisition of Mediconsult.com, Inc.			
Market value of Cybear common stock issued			$ 4,765
Fair value of net liabilities assumed			$ 5,295

The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

(in thousands, except for share and per share amounts)

(1) General

Our Business

Andrx is a pharmaceutical company that:

- develops and commercializes generic versions of controlled-release brand name pharmaceuticals, using the Company's proprietary controlled-release drug delivery technologies, and generic versions of niche and immediate-release pharmaceutical products, including oral contraceptives;

- distributes pharmaceuticals, primarily generics, manufactured by others as well as the Company, primarily to independent pharmacies, pharmacy chains, pharmacy buying groups and physicians' offices; and

- commercializes brand pharmaceuticals, in some instances using the Company's proprietary controlled-release drug delivery technologies.

Controlled-release pharmaceuticals generally provide more consistent drug levels in the bloodstream than immediate-release dosage forms and may improve drug efficacy and reduce side effects by releasing drug dosages at specific times and in specific locations in the body. Controlled-release pharmaceuticals allow for "patient friendly" dosage forms, which reduce the number of times a drug must be taken, thus improving patient compliance.

Equity Reorganization and Conversion

On September 7, 2000, Andrx completed an equity reorganization (the "Reorganization") whereby it acquired the outstanding equity of its Cybear Inc. subsidiary ("Cybear") that it did not own, reincorporated in Delaware, and created two new classes of common stock: (i) Andrx Group common stock ("Andrx Common Stock") to track the performance of Andrx Group, and (ii) Cybear Group common stock ("Cybear Common Stock") to track the performance of Cybear Group.

On May 17, 2002, each share of Cybear Common Stock was converted into 0.00964 of a share of Andrx Common Stock resulting in the issuance of approximately 65,000 shares of common stock (the "Conversion"). The Conversion included a 25% premium on the value of Cybear Common Stock as provided by the terms of Andrx's Certificate of Incorporation. Subsequent to the Conversion, Andrx has only one class of common stock outstanding.

In connection with the Reorganization, Andrx changed its method of accounting for allocating income taxes within the consolidated group from the pro rata method to the separate return method. Andrx and Cybear also entered into a tax sharing agreement that resulted in Andrx Group being allocated the income tax benefit of the tax operating losses incurred but unutilized by Cybear Group from September 7, 2000, through May 17, 2002. Such income tax benefit totaled approximately $2,000 for the period from January 1, 2002, through May 17, 2002, and approximately $7,600 for the year ended December 31, 2001.

(2) **Summary of Significant Accounting Policies**

Basis of Presentation

The accompanying consolidated financial statements include the accounts of Andrx and its majority owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The most significant estimates made by management include, but are not limited to, those related to revenue recognition, sales returns and allowances, allowance for doubtful accounts receivable, inventories and cost of goods sold, useful life or impairment of goodwill and other intangible assets, litigation settlements and related accruals, income taxes, and self insurance programs. In instances whereby Andrx has entered into collaborative agreements for the sale of certain generic products, the net revenues reported by Andrx are subject to numerous estimates by these other parties, such as returns and other sales allowances and certain related expenses (see Note 3). Management periodically evaluates estimates used in the preparation of the consolidated financial statements for reasonableness, including estimates provided by those with whom the Company has entered into collaborative agreements. Appropriate adjustments to the estimates will be prospectively made, as necessary, based on such periodic evaluations. The Company's estimates are based on currently available information. Given the subjective nature and complexities inherent in these areas and in the pharmaceutical industry, actual results may be significantly different than the amounts estimated.

Cash and Cash Equivalents

All highly liquid investments with original maturities of three months or less are considered cash equivalents and are carried at cost.

Investments Available-for-Sale

The Company classifies its investments as available-for-sale and, accordingly, such investments are carried at market value and any unrealized gain or loss, net of income taxes, is reported in accumulated other comprehensive income as a separate component of stockholders' equity. The cost related to investments available-for-sale is determined utilizing the specific identification method.

Accounts Receivable, Net

Trade receivables consist of amounts owed to the Company by its customers on credit sales with terms generally ranging from 30-90 days from date of invoice and are presented net of an allowance for doubtful accounts receivable in the Consolidated Balance Sheets. The Company maintains an allowance for doubtful accounts receivable for estimated losses resulting from the Company's inability to collect from customers. In extending credit, the Company attempts to assess its ability to collect by, among other things, evaluating the customer's financial condition, both initially and on an ongoing basis. Collateral is generally not required. In evaluating the adequacy of its allowance for doubtful accounts receivable, management primarily analyzes accounts receivable balances, the percentage of accounts receivable by aging category, historical bad debts, and also considers, among other things, customer concentrations, customer credit worthiness, and changes in customer payment terms or payment patterns.

Activity in the allowance for doubtful accounts receivable is as follows:

	Years Ended December 31,		
	2003	2002	2001
Beginning of year	**$15,495**	$ 7,663	$ 7,077
Provision for doubtful accounts receivable	**4,340**	13,178	1,357
Writeoffs, net of recoveries	**(12,101)**	(5,346)	(771)
End of year	**$ 7,734**	$15,495	$ 7,663

In August 2002, Andrx management learned that an employee had made numerous improper entries that affected the aging of certain customer accounts receivable and, accordingly, affected the adequacy of the Company's allowance for doubtful accounts receivable. After extensive investigation and analysis, including discussions with certain customers regarding past due amounts, management determined that the Company's provision for doubtful accounts receivable included in selling, general and administrative expenses ("SG&A") in the Consolidated Statements of Income, was

(in thousands, except for share and per share amounts)

understated during 1999, 2000 and 2001 by an aggregate amount of $4,014, of which $2,655 and $1,720 related to years ended December 31, 2001 and 2000, respectively, and a credit of $361 related to the year ended December 31, 1999. After consideration of all of the facts and circumstances, the Company recognized the full amount of the $4,014 prior period misstatement in the second quarter of 2002, as the Company believed it was not material to any period affected. Also included in the 2002 financial statements is an increase to the provision for doubtful accounts receivable of $1,417 related to this matter for the first and second quarters of 2002 (see Notes 18 and 19).

Inventories

Inventories of pharmaceutical products consist primarily of finished goods held for distribution, and raw materials, work-in-process and finished goods of Andrx generic and brand products. Inventories are stated at the lower of cost (first-in, first-out) or market. Cost of inventories held for distribution is based on purchase price, net of vendor discounts, rebates and other allowances, but excludes shipping, warehousing and distribution costs, which are expensed as incurred and reported as SG&A in the Consolidated Statements of Income. In certain instances, the Company may commence the manufacture and inventory of commercial quantities of products that have not received final regulatory approval or satisfactory resolution of related outstanding litigation. In evaluating whether inventories are stated at the lower of cost or market, management considers such factors as the amount of inventories on hand and in the distribution channel, the estimated time required to sell such inventories, remaining shelf life and current and expected market conditions, including levels of competition for its inventories held for distribution and the Company's return or exchange rights with respect to such products. As appropriate, provisions through cost of goods sold are made to reduce inventories to their net realizable value.

Property, Plant and Equipment, Net

Property, plant and equipment are recorded at cost, less accumulated depreciation and amortization. Depreciation and amortization are provided using the straight-line method over the following estimated useful lives:

Buildings	20-40 years
Manufacturing equipment	10 years
Laboratory equipment	5 years
Leasehold improvements	Lesser of asset life or term of lease
Computer hardware and software	3-7 years
Furniture and fixtures	5 years
Automobiles	Lesser of asset life or term of lease

Major renewals and betterments are capitalized, while maintenance, repairs and minor renewals are expensed as incurred.

Goodwill

Under the purchase method of accounting for acquisitions, goodwill represents the excess of the purchase price over the fair value of the net assets acquired. Goodwill is capitalized and through December 31, 2001, was amortized on a straight-line basis over the estimated useful life of the business acquired, ranging from five to 15 years. As of December 31, 2003 and 2002, the Company had $37,599 of goodwill and accumulated amortization of $3,618. Goodwill amortization expense was $4,967 for the year ended December 31, 2001. Effective with the adoption of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets", on January 1, 2002, the Company's goodwill was no longer subject to amortization. Instead, goodwill is subject to an annual assessment for impairment in value by applying a fair-value based test.

Prior to 2002, the Company measured impairment of goodwill using the undiscounted cash flow method whenever events and circumstances warranted revised estimates of useful lives or recognition of an impairment of goodwill. The undiscounted cash flow method compares the net book value being tested to the estimated aggregate undiscounted cash flows. If the net book value exceeded the estimated aggregate undiscounted cash flows, the excess carrying amount of goodwill was written off. Beginning in 2002, in connection with the adoption of SFAS No. 142, goodwill is subject to at least an annual assessment for impairment in value by applying a fair value based test. As required under SFAS No. 142, the Company completed the impairment test of goodwill and determined there was no impairment of goodwill as of December 31, 2003 and 2002.

The following table shows the impact of the adoption of SFAS No. 142, as if the provisions of this pronouncement had been retroactively applied for the year ended December 31, 2001, as follows:

Reported net income	$ 37,546
Goodwill amortization, net of tax	3,714
Adjusted net income	$ 41,260
ANDRX GROUP COMMON STOCK:	
Reported net income allocated to Andrx	$ 72,862
Goodwill amortization, net of tax, allocated to Andrx	2,053
Adjusted net income allocated to Andrx	$ 74,915
Basic earnings per share:	
Reported net income allocated to Andrx	$ 1.04
Goodwill amortization, net of tax, allocated to Andrx	0.03
Adjusted net income allocated to Andrx	$ 1.07
Diluted earnings per share:	
Reported net income allocated to Andrx	$ 1.01
Goodwill amortization, net of tax, allocated to Andrx	0.03
Adjusted net income allocated to Andrx	$ 1.04
CYBEAR GROUP COMMON STOCK:	
Reported net loss allocated to Cybear	$(35,316)
Goodwill amortization allocated to Cybear	1,661
Adjusted net loss allocated to Cybear	$(33,655)
Basic and diluted net loss per share:	
Reported net loss allocated to Cybear	$ (6.09)
Goodwill amortization allocated to Cybear	0.29
Adjusted net loss allocated to Cybear	$ (5.80)

(in thousands, except for share and per share amounts)

Other Intangible Assets, Net

Other intangible assets include brand product rights acquired from other pharmaceutical companies by direct purchase or through the allocation of the purchase price of such entity, which are amortized over periods ranging from three to 10 years. Other intangible assets also include Andrx's electronic prescription process, which is being amortized over a period of 14 years. Amortization is provided using the straight-line method over the estimated useful life of the assets.

Impairment or Disposal of Long-Lived Assets

The Company utilizes the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which requires that long-lived assets be reviewed for impairment whenever events or changes in circumstance indicate that the carrying amount of an asset may not be recoverable. The Company periodically evaluates whether events and circumstances have occurred that may warrant revision of the estimated useful life of its long-lived assets or whether the remaining balance of long-lived assets should be evaluated for possible impairment. The Company uses an estimate of the related undiscounted cash flows over the remaining life of the long-lived assets to determine whether impairment has occurred. Fair value, as determined by appraisal or discounted cash flow analysis, is compared to the carrying value in calculating any impairment.

Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities as of December 31, 2003 and 2002, primarily consist of deferred revenue, estimated sales allowances, employee benefits and related payroll taxes, litigation settlements and other legal claims, income taxes and certain other accrued liabilities.

Revenue Recognition

Revenues of distributed and Andrx generic products and the related cost of goods sold are recognized at the time a product is received by the customer. Based on currently available information, estimated sales allowances for chargebacks, discounts, rebates, returns, pricing adjustments, shelf stock adjustments and other allowances or adjustments related to sales to customers are provided in the same period the related sales are recorded.

Revenues of Andrx brand products are recognized for products received by customers that Andrx reasonably estimates will be pulled through the distribution channel taking into account, among other things, historical and projected prescription data provided by external, independent sources, historical return data, incentives granted to customers, customers' right of return, generic introductions and inventory levels in the distribution channel, which the Company periodically evaluates. As a result, as of December 31, 2003 and 2002, the Company had $5,722 and $18,174, respectively, in deferred revenues related to its brand products in its Consolidated Balance Sheets. Estimated sales allowances for chargebacks, discounts, rebates, returns and other allowances or adjustments related to sales to customers are provided in the same period the related revenues are recorded.

The pharmaceutical industry practice is generally to grant customers the right to return or exchange purchased goods. In the generic pharmaceutical industry, this practice has resulted in generic manufacturers issuing inventory credits (also known as shelf-stock adjustments) to customers based on the customers' existing inventories following decreases in the market price of the related generic pharmaceutical product. Shelf-stock adjustments occur frequently, potentially in significant amounts. Revenues from Andrx's generic products may be affected by the level of provisions for the estimated shelf-stock adjustments. The determination to grant an inventory credit to a customer following a price decrease is generally at the discretion of the Company and not pursuant to contractual arrangements with customers. Accordingly, the Company makes significant accounting estimates, including quantities shipped by customers and product still on customers' shelves, and actual and expected price declines before the products pull through the distribution channel. The Company accrues an estimate for the sales allowances in the same period the sale is recognized and periodically reviews and adjusts such estimates, as required.

The Company has entered into collaborative agreements for certain generic products, whereby Andrx will manufacture and the other party will market those products, and the parties will share the net profits, as defined, from product sales. Andrx recognizes revenues from these arrangements based on information supplied by the other parties related to shipments of the product and acceptance by their customers, less their estimates for sales returns and allowances. The net revenues reported by Andrx are subject to several estimates by the other parties, such as sales returns and allowances and certain related expenses similar to those Andrx experiences with the sale of its products. The Company periodically monitors the factors that influence sales returns and allowances and conducts inquiries of the other parties regarding these estimates. Such estimates are revised as changes become known. The Company generally receives periodic reports provided by the other parties that support the amount of revenue recognized. Recorded revenues are also compared to subsequent cash receipts.

Licensing and royalty fees are recognized when the obligations associated with the earning of the licensing or royalty fee have been satisfied. The Company's accounting policy is to review each contract and, if appropriate, defer up-front and milestone payments, whether or not they are refundable, and recognize them over the obligation period. Revenue recognition is deferred until all significant contingencies have been resolved.

Licensing fees from Kremers Urban Development Company ("KUDCo") and Sandoz Inc. ("Sandoz") (formerly known as Geneva Pharmaceuticals, Inc.) are recognized in accordance with the terms of the underlying agreements. Pursuant to the agreement with KUDCo, the licensing rate earned by Andrx was 15% until June 9, 2003, when the rate decreased to 9% and was further reduced to 6.25% in February 2004, as a result of the entry of the December 2003 appellate court decision affirming the lower court decision that Andrx's generic version of Prilosec infringed patents issued to AstraZeneca plc ("AstraZeneca"). Andrx is entitled to the 6.25% licensing rate for 24 months (see Note 3).

Other revenues primarily included contract manufacturing revenues, including the sale of certain raw materials, generated from the Company's Massachusetts aerosol manufacturing operation, from its acquisition on March 30, 2001, to its sale on October 9, 2003, (see Note 4), and the Company's various Internet related services. The Massachusetts aerosol contract manufacturing revenues were recognized on a completed contract method. Internet subscription services revenue was recognized ratably over the subscription period. The POL web portal was sold on December 23, 2003 (see Note 4).

Advertising

The Company's advertising expense consists primarily of product samples, print media, online advertising and promotional material. Advertising costs are expensed as incurred and were approximately $10,656, $11,130 and $7,213 for the years ended December 31, 2003, 2002 and 2001, respectively. Such costs are included in SG&A in the Consolidated Statements of Income.

Shipping and Handling Costs

Shipping and handling costs consisting of freight-out are included in SG&A. For the years ended December 31, 2003, 2002 and 2001, the Company recorded $18,787, $15,634 and $12,269, respectively, of freight-out costs in SG&A.

Research and Development ("R&D") Expenses

R&D costs for both the Company's generic and brand programs are expensed as incurred and consist of costs related to products being developed internally as well as costs related to products subject to collaborative agreements (see Note 3).

Stock-Based Compensation

At December 31, 2003, the Company maintained stock-based compensation plans, which are described more fully in Note 14. The Company accounts for those plans under the recognition and measurement principles of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees", and related interpretations. Stock options are granted under those plans with an exercise price equal to the market value of the underlying common stock on the date of grant. Accordingly, no stock-based employee compensation expense is reflected in the Consolidated Statements of Income for stock options. For restricted stock unit grants, the fair value on the date of the grant is fixed and is amortized on a straight-line basis over the related period of service and such amortization expense is included in SG&A.

(in thousands, except for share and per share amounts)

The following table summarizes the pro forma consolidated results of operations of Andrx as though the provisions of the fair value-based method of accounting for employee stock-based compensation of SFAS No. 123 had been used:

	Years Ended December 31,		
ANDRX GROUP	**2003**	2002	2001
Net income (loss) allocated to Andrx Group (including Cybear Group commencing May 18, 2002)			
As reported	**$ 48,177**	$ (86,399)	$ 72,862
Add: stock-based employee compensation expense included in reported net income (loss), net of related tax effect	**914**	183	—
Deduct: total stock-based employee compensation expense determined under the fair value-based method for all awards, net of related tax effect	**(22,538)**	(21,142)	(30,176)
Pro forma net income (loss)	**$ 26,553**	$(107,358)	$ 42,686
Basic net income (loss) per Andrx Group common share			
As reported	**$ 0.67**	$ (1.22)	$ 1.04
Pro forma	**$ 0.37**	$ (1.51)	$ 0.61
Diluted net income (loss) per Andrx Group common share			
As reported	**$ 0.66**	$ (1.22)	$ 1.01
Pro forma	**$ 0.37**	$ (1.51)	$ 0.61

The fair value of Andrx options was estimated using the Black-Scholes option pricing model and the following assumptions:

	Years Ended December 31,		
	2003	2002	2001
Risk-free interest rate	**3.0%**	3.0%	4.5%
Average life of options (years)	**5.6**	6.5	6.8
Average volatility	**86%**	91%	59%
Dividend yield	—	—	—

The range of fair values per share of Andrx options, as of the respective dates of grant, was $3.81 to $23.49, $14.56 to $36.68 and $17.10 to $49.51 for stock options granted during the years ended December 31, 2003, 2002 and 2001, respectively.

	January 1, 2002 through May 17, 2002	Year Ended December 31, 2001
CYBEAR GROUP		
Total net loss allocated to Cybear Group		
As reported	$(5,418)	$(35,316)
Deduct: total stock-based employee compensation expense determined under the fair value-based method for all awards	(1,230)	(3,547)
Pro forma	$(6,648)	$(38,863)
Basic and diluted net loss per Cybear Group common share		
As reported	$ (0.80)	$ (6.09)
Pro forma	$ (0.99)	$ (6.70)

The fair market value of a Cybear option was estimated using the Black-Scholes option pricing model for the year ended December 31, 2001, with the following assumptions:

Risk-free interest rate	4.7%
Average life of options (years)	7.5
Average volatility	291%
Dividend yield	—

The fair value of Cybear options, as of the grant date, was $1.62 and $3.00 for stock options granted for the year ended December 31, 2001. As no Cybear options were awarded during 2002, no related Black-Scholes option pricing model assumptions are provided herein.

The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, the Black-Scholes model, like all option valuation models, requires highly subjective assumptions including expected stock price volatility. As the Company's employee stock options have characteristics significantly different than those of traded options, and changes in the assumptions can materially affect the fair value estimate, in management's opinion, the option pricing models do not necessarily provide a reliable measure of the fair value of its employee stock options.

Legal Expenses

Legal expenses are included in SG&A and currently are expensed as incurred.

Litigation Accruals

The Company accounts for the exposure of its various litigation matters under the provisions of SFAS No. 5 "Accounting for Contingencies", which requires, among other things, an exposure to be accrued with a charge to the Company's Consolidated Statements of Income when it becomes probable and estimatable. No accrual or disclosure of legal exposures judged to be remote is required. The exposure to legal matters is evaluated and estimated, if possible,

(in thousands, except for share and per share amounts)

following consultation with legal counsel. Such estimates are based on currently available information and their ultimate outcome may be significantly different than the amounts estimated given the subjective nature and complexities inherent in these areas. The Company's disclosures related to the possible significant exposure for legal matters are included herein in Note 16 to the Consolidated Financial Statements.

Income Taxes

The provisions of SFAS No. 109, "Accounting for Income Taxes", require, among other things, recognition of future tax benefits measured at enacted rates attributable to the deductible temporary differences between the financial statement and income tax bases of assets and liabilities and to benefit net operating loss carryforwards to the extent that the realization of such benefits is "more likely than not" (see Note 10). Under the provisions of SFAS No. 109, deferred income tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company's future effective tax rate is based on estimates of expected income, statutory tax rates and tax planning opportunities. Significant judgment is required in determining the Company's effective tax rate and the ultimate resolution of its tax return positions. Despite management's belief that the Company's tax return positions are supportable, the Company's policy is to establish reserves for taxes that may become payable in future years as a result of examination by tax authorities. Management believes that the Company's tax reserves provide an adequate allowance for such contingencies. The tax reserves are analyzed periodically and adjustments are made to the tax reserves, as events occur to warrant such adjustments.

Earnings (Loss) Per Share

As a result of the Conversion, Andrx only has one class of common stock outstanding, Andrx Common Stock, which includes all of the businesses of Andrx and its majority owned subsidiaries. From the Reorganization on September 7, 2000, through the Conversion on May 17, 2002, Andrx allocated its operating results to each class of common stock. Subsequent to the Conversion, operating results and basic and diluted net income (loss) per share of Andrx Common Stock include the operating results by Cybear.

Andrx

The shares used in computing basic net income (loss) per share of Andrx Common Stock for all periods presented is based on the weighted average shares of Andrx Common Stock outstanding. Diluted per share calculations consider the weighted average shares of common stock outstanding for Andrx Common Stock, including common stock equivalents for years ended December 31, 2003 and 2001. Dilutive common stock equivalents included stock options for the 2003 and 2001 years and also included, for the 2003 year, the unvested portion of restricted stock units as computed using the treasury stock method. For the 2003 and 2001 years, anti-dilutive common stock equivalents included stock options in which the exercise price exceeded the average market price for such shares during the respective years. For the 2003 year, anti-dilutive common stock equivalents also included the unvested portion of restricted stock units in which the issuance price exceeded the average market price for the year ended December 31, 2003. For the year ended December 31, 2002, all common stock equivalents, as well as unamortized restricted stock units were excluded from the diluted share computation as the Company reported a net loss and, accordingly, such potential common stock equivalents were anti-dilutive.

A reconciliation of the denominators of basic and diluted earnings (loss) per share of Andrx common stock for the years ended December 31, 2003, 2002 and 2001, is as follows:

	Years Ended December 31,		
	2003	2002	2001
Basic weighted average shares of common stock outstanding	**71,892,000**	70,876,000	69,998,000
Effect of dilutive items:			
Stock options and unvested restricted stock units, net	**763,000**	—	2,245,000
Diluted weighted average shares of common stock outstanding	**72,655,000**	70,876,000	72,243,000
Anti-dilutive weighted average common stock equivalents	**4,269,000**	7,087,000	290,000

Cybear

Cybear generated a net loss for all periods presented. Accordingly, all Cybear common stock equivalents, which totaled 317,000 for the period from January 1, 2002 through May 17, 2002, and 318,000 for the year ended December 31, 2001, were excluded from the Cybear calculation of diluted shares since the effects were anti-dilutive and, accordingly, the basic and diluted weighted average shares of Cybear Common Stock are the same for all periods presented.

On July 31, 2001, the Company implemented a one-for-four reverse stock split of Cybear Common Stock. All share and per share amounts of Cybear Common Stock included herein give effect to the one-for-four reverse stock split.

Fair Value of Financial Instruments

As of December 31, 2003 and 2002, the carrying amount of cash and cash equivalents, accounts receivable, net, accounts payable and accrued and other liabilities approximate fair value due to the short maturity of these instruments. Investments available-for-sale are carried at market value.

Concentration of Credit Risk

The Company invests in U.S. government agency securities, debt instruments of corporations and taxable, tax-advantaged and tax-free auction rate securities with investment grade credit ratings. The Company has established guidelines relative to diversification and maturities that are designed to help ensure safety and liquidity.

Accounts receivable are principally due from independent pharmacies, pharmacy chains, pharmacy buying groups, physicians' offices and pharmaceutical wholesalers and distributors. Credit is extended based on an evaluation of the customer's financial condition and collateral is generally not required. The Company performs ongoing credit evaluations of its customers, considering, among other things, the aging of the account, the type of customer, payment patterns and other relevant information and maintains allowances for potential uncollectable balances. As of December 31, 2003, the Company has two customers that each accounted for approximately 11% of accounts receivable, net. No one customer accounted for more than 10% of the Company's accounts receivable, net as of December 31, 2002, other than amounts due from KUDCo, which represented 13% of accounts receivable, net as of December 31, 2002.

The Company makes a significant amount of its generic and brand product sales to a limited number of large pharmaceutical wholesalers and warehousing pharmacy chains. The loss of any of these customers would have an adverse effect on Andrx's business and results of operations. No one customer accounted for more than 10% of the Company's total revenues for the years ended December 31, 2003, 2002 and 2001.

Comprehensive Income (Loss)

SFAS No. 130, "Reporting Comprehensive Income" establishes standards for reporting and presentation of comprehensive income or loss and its components in financial statements. The Company has included the disclosure required by

(in thousands, except for share and per share amounts)

this pronouncement in the accompanying Consolidated Statements of Stockholders' Equity for the years ended December 31, 2003, 2002 and 2001, as required.

Business Segments

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", establishes standards for defining the Company's segments and disclosing information about them. The provisions of SFAS No. 131 require that the segments be based on the internal structure and reporting of the Company's operations (see Note 19). As a result of the Conversion, Cybear's Internet business operations were integrated into other operating segments of Andrx Corporation and are no longer classified as a separate segment. The Internet business became a part of the distributed products segment or brand products segment for financial reporting purposes. Accordingly, for segment reporting purposes, the Company has reclassified its former Internet segment operations for the prior year presented herein to conform with the current period presentation.

Recent Accounting Pronouncements

Costs Associated With Exit or Disposal Activities

In June 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS No. 146"). The provisions of this pronouncement require that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred and nullifies the guidance of Emerging Issues Tasks Force ("EITF") 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in Restructuring)", which recognized a liability for an exit cost at the date of an entity's commitment to an exit plan. The provisions of SFAS No. 146 require that the initial measurement of a liability be at fair value. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. Adoption of the provisions of SFAS No. 146 did not have a significant effect on the Company's consolidated financial statements.

Accounting for Stock-Based Compensation — Transition and Disclosure

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure" ("SFAS No. 148"). SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition to the fair value method of accounting for stock-based employee compensation and to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. SFAS No. 148 does not amend SFAS No. 123 to require companies to account for their employee stock-based awards using the fair value method. However, the disclosure provisions are required for all companies with stock-based employee compensation, regardless of whether they utilize the fair value method of accounting described in SFAS No. 123 or the intrinsic value method described in APB No. 25, "Accounting for Stock Issued to Employees." The disclosure requirements of SFAS No. 148 are included herein.

The Company currently intends to continue to account for its stock-based compensation plans under the recognition and measurement principles of APB No. 25 and related interpretations. Options granted under those plans are to employees or members of the Board of Directors with an exercise price equal to the market value of the underlying common stock on the date of grant. Accordingly, no stock-based employee compensation expense is reflected for stock options in the Consolidated Statements of Income. For restricted stock unit grants, the fair value on the date of the grant is fixed and is amortized on a straight-line basis over the related period of service and such amortization expense is included in SG&A.

Variable Interest Entities

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN No. 46"), which is intended to clarify the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. In December 2003, the FASB issued a revision to FIN No. 46, which partially delayed its effective date for public companies until the period ending after March 15, 2004, but permitted earlier adoption for some or all of their investments. FIN No. 46 requires a company to consolidate variable interest entities ("VIEs"), if that company has a variable interest (or combination of variable interest) that will absorb a majority of the entity's expected losses, receive a majority of the entity's expected returns or both. The company that is required to consolidate the VIE is the primary beneficiary. The adoption of FIN No. 46 for provisions effective during 2003 did not have an impact on the Company's consolidated financial statements, since the Company does not have any VIEs. The Company expects that the adoption of the provisions effective for the period ending after March 15, 2004, will also not have an impact on the Company's consolidated financial statements.

Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS No. 149"). The provisions of SFAS No. 149 amend and clarify financial accounting and reporting for derivative instruments embedded in other contracts, collectively referred to as derivatives, and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". The provisions of SFAS No. 149 are effective for contracts entered into or modified after June 30, 2003, except under certain circumstances as contained in SFAS No. 149. Adoption of the provisions of SFAS No. 149 had no effect on the Company's consolidated financial statements, since the Company does not have any derivative financial instruments and does not engage in hedging activities.

Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" ("SFAS No. 150"). The provisions of SFAS No. 150 establish standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability or an asset in some circumstances. The provisions of SFAS No. 150 are effective for financial instruments entered into or modified after May 31, 2003, and otherwise are effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of non-public entities and certain other specific deferrals. Adoption of the provisions of SFAS No. 150 had no effect on the Company's consolidated financial statements, since the Company does not have any financial instruments with characteristics of both liabilities and equity.

Revenue Arrangements with Multiple Deliverables

In May 2003, the EITF finalized EITF 00-21, "Revenue Arrangements with Multiple Deliverables" ("EITF 00-21"). This pronouncement addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. Specifically, this issue addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. This pronouncement is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. Adoption of the provisions of EITF 00-21 did not have a significant effect on the Company's consolidated financial statements.

Revenue Recognition

In December 2003, the SEC published Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition." This SAB updates portions of the SEC staff's interpretive guidance provided in SAB 101 and included in Topic 13 of the Codification of Staff Accounting Bulletins. SAB 104 deletes interpretative material no longer necessary, and conforms the interpretive material retained, because of pronouncements issued by the FASB's EITF on various revenue recognition topics, including EITF 00-21. SAB 104 also incorporates into the SAB Codification certain sections of the SEC staff's "Revenue Recognition in Financial Statements — Frequently Asked Questions and Answers" ("FAQ"). To the extent not incorporated into the SAB codification, the SEC staff's FAQ on SAB 101 (Topic 13) has been rescinded. Adoption of the provisions of SAB No. 104 did not have a significant effect on the Company's consolidated financial statements.

(in thousands, except for share and per share amounts)

Reclassifications

Certain prior years' amounts have been reclassified to conform to the 2003 presentation.

(3) Collaborative Agreements

Generic Prilosec

In October 2002, Andrx entered into an agreement with Genpharm and KUDCo, pursuant to which Andrx and Genpharm relinquished their marketing exclusivity rights to the 10mg and 20mg strengths of omeprazole (generic Prilosec), thereby accelerating the ability of KUDCo to receive final U.S. Food and Drug Administration ("FDA") approval for its version of that product, which KUDCo received on November 1, 2002. On December 9, 2002, KUDCo commenced marketing its generic version of Prilosec.

Pursuant to the agreement with KUDCo, the licensing rate earned by Andrx was 15% until June 9, 2003, when the rate decreased to 9%. The licensing rate was further reduced from 9% to 6.25% in February 2004, as a result of the December 2003 appellate court decision affirming the district court's decision that Andrx's generic version of Prilosec infringed patents issued to AstraZeneca. Andrx is entitled to the 6.25% licensing rate for 24 months. Additional competition has resulted in reduced sales for KUDCo's generic version of Prilosec, thereby reducing licensing revenues for Andrx.

Licensing revenues from KUDCo for the years ended December 31, 2003 and 2002, were $76,658 and $16,637, respectively. The net revenues reported by Andrx are subject to numerous estimates by KUDCo, such as returns and other sales allowances and certain related expenses.

Generic OTC Claritin Products

The Company has entered into an arrangement with Perrigo under which Andrx and Perrigo will share in the risks and rewards associated with Perrigo's sale of Andrx's generic versions of Claritin-D 12, Claritin-D 24 and Claritin RediTabs as over-the-counter ("OTC") products. Andrx will manufacture and Perrigo will package and market all of these OTC products. Under the terms of the arrangement, Andrx and Perrigo share the net profits, as defined, from product sales. In June 2003, Perrigo launched Andrx's OTC generic version of Claritin-D 24. The net revenues reported by Andrx are subject to numerous estimates by Perrigo, such as returns and other sales allowances and certain related expenses.

Generic Glucotrol XL

In September 2003, Andrx entered into agreements with Pfizer Inc. ("Pfizer") and Alza Corporation ("Alza") to resolve patent infringement litigation involving Andrx's ANDAs for the 2.5mg, 5mg and 10mg strengths of Glucotrol XL (extended-release glipizide). Pursuant to this settlement, Pfizer and Alza dismissed their lawsuits against Andrx, the parties exchanged mutual releases, and Andrx received the right to either market the Glucotrol XL product supplied by Pfizer as an authorized generic and/or to manufacture and market its ANDA product(s) in exchange for a royalty, pursuant to a sublicense for relevant Alza patents. Andrx launched all three strengths of Glucotrol XL, supplied by Pfizer, during the fourth quarter of 2003.

Cardura XL

In November 2003, Andrx and Pfizer entered into a five-year supply and distribution agreement in the U.S. regarding Pfizer's NDA for Cardura XL, a sustained-release formulation of doxazosin mesylate used to treat benign prostatic hyperplasia (BPH). Under the terms of the agreement, Andrx paid Pfizer $10,000 upon execution of the exclusive distribution agreement. The $10,000 is included in other assets in the Consolidated Balance Sheet as of December 31, 2003. The $10,000 upfront fee may be refunded at the Company's option if Pfizer does not obtain FDA approval for Cardura XL by December 31, 2004, or if the NDA approval does not meet certain minimum labeling requirements. Andrx will pay an additional $25,000 to Pfizer upon FDA approval of Cardura XL in 2004, with certain minimum labeling requirements. Upon Andrx's launch of the product, Andrx will be committed to purchase certain annual minimum quantities of Cardura XL from Pfizer for the first three years following FDA approval, totaling approximately $150,000 and to provide a minimum number of annual physician details during the term of the agreement (see Note 11).

Generic Wellbutrin SR/Zyban

In July 2003, the Company entered into an Exclusivity Transfer Agreement ("Exclusivity Agreement") with Impax Corporation ("Impax") and a subsidiary of Teva Pharmaceutical Industries Ltd ("Teva") through which Andrx is trying to commercialize the value of its ANDAs for generic versions of Wellbutrin SR/Zyban whether through the sale of its own products or through the sale of Impax's product, which will be sold by Teva. Impax and Teva will share certain profits with Andrx from the sale of certain Impax products for a 180-day period and Andrx agreed to share certain profits with them if Andrx's products were marketed. Though the Exclusivity Agreement originally extended to both 100mg and 150mg strengths of Wellbutrin SR/Zyban, the Company has now learned that it does not enjoy a market exclusivity period for the 100mg strength, as it was not the first to file an ANDA for such strength. Consequently, the Company will not share in any of the profits from the sale of Impax's 100mg product, which was approved for sale in January 2004. Under the terms of the Exclusivity Agreement, Andrx will continue to seek to launch its own generic version of the 150mg product; if it is unable to do so within a defined period of time, and Impax is able to market its 150mg product, Andrx will enable Impax to market its product through Teva.

In connection with the Exclusivity Agreement, the Company has made and will continue to make certain advances in connection with Impax's preparation for the launch of its product. Upon launch of its product by Teva, Impax will reimburse Andrx for these advances within a reasonable period. As of December 31, 2003, amounts due from Impax for the 100mg and 150mg strengths of the product totaled $9,703 and are included in prepaid and other current assets in the Consolidated Balance Sheet. These advances involve certain risks. Andrx will not be reimbursed for the amounts due from Impax in the event that Impax is unable to market its 150mg product as a result of Andrx's decision to manufacture and market its own 150mg product. In addition, Andrx will be required to reimburse Impax and Teva for certain launch preparation and other related costs. This risk notwithstanding, Andrx will continue to make advances for the scale-up and manufacture of commercial quantities of the 150mg strength of the product under the Exclusivity Agreement.

Generic Oral Contraceptive Products

In December 2003, Andrx and Teva entered into a collaboration to develop and market generic oral contraceptive pharmaceutical products. Under the terms of the agreement, Teva will receive certain exclusive marketing rights in the U.S. and Canada to Andrx's line of generic oral contraceptive products pending regulatory approval. Andrx will be responsible for all formulations, U.S. regulatory submissions and manufacturing the products. In January 2004, FDA issued final approval for Andrx's generic version of Ortho-Cyclen 28 and tentative approval on Andrx's generic version of Ortho Tri-Cyclen. Under the terms of the arrangement, the parties will share the net profits, as defined from product sales. Andrx will recognize revenues from such sales after Teva has shipped and the customer has accepted the product, less estimates for product returns and other customary allowances. The net profits reported by Andrx will be subject to numerous estimates by Teva, such as returns and other sales allowances and certain related expenses.

Actos and Extended-Release Metformin Combination Product

In December 2003, Andrx entered into an agreement with Takeda Chemical Industries, Ltd. ("Takeda") to develop and market a combination product consisting of Takeda's Actos (pioglitazone) and Andrx's extended-release metformin, each of which is administered once-a-day for the treatment of Type 2 diabetes. Once approved, this combination product will be manufactured by Andrx, and Takeda will hold exclusive worldwide marketing rights and be responsible for regulatory approvals. Andrx will receive significant milestone payments from Takeda upon the occurrence of certain specified events, as well as a transfer price for product manufactured by Andrx and a royalty and certain additional performance payments related to Takeda's sale of the combination product. At December 31, 2003, Andrx recorded a milestone receivable and deferred the recognition of the related revenue totaling $10,000 because the amount to be

(in thousands, except for share and per share amounts)

retained by the Company is contingent upon the occurrence of certain future events. In January 2004, Andrx received the milestone payment.

(4) Acquisitions and Dispositions

ACQUISITIONS

CTEX

On January 23, 2001, Andrx completed its acquisition of CTEX Pharmaceuticals, Inc. (''CTEX''), a privately owned pharmaceutical company based in Madison, Mississippi. The acquisition was accounted for using the purchase method of accounting. The total purchase price, including transaction costs, was approximately $29,356, consisting of $11,190 in cash and 291,400 shares of Andrx common stock valued at $18,166. The purchase price, after the allocation of $2,638 to product rights, was in excess of the fair value of net liabilities acquired and resulted in goodwill of $28,891. As part of the acquisition of CTEX, Andrx acquired CTEX's sales force and related infrastructure. Such goodwill was being amortized on a straight-line basis over its estimated life of 10 years through December 31, 2001. Goodwill amortization ceased in 2002 with the adoption of SFAS No. 142. The operating results of CTEX are included in the consolidated financial statements subsequent to the January 23, 2001, acquisition.

Mediconsult

On April 2, 2001, the Company acquired Mediconsult.com, Inc. (''Mediconsult'') in a stock-for-stock merger whereby each share of Mediconsult common stock was exchanged for .0358 shares of Cybear Common Stock. Accordingly, 2,942,000 shares of Cybear Common Stock (which converted into 28,400 shares of Andrx Common Stock) were issued to the Mediconsult stockholders. The market value of the total shares issued was $4,765. The acquisition was accounted for using the purchase method of accounting. In connection with this transaction, the Company incurred $3,242 in transaction costs and advances to Mediconsult. The purchase price, including transaction costs, was in excess of the fair value of the net liabilities assumed, resulting in an allocation to other intangible assets for physicians' network and trademarks of $11,571 and goodwill of $381. Such other intangible assets and goodwill was being amortized on a straight-line basis over its estimated life of five years. Goodwill amortization ceased in 2002 with the adoption of SFAS No. 142. In December 2003, Andrx sold its Physicians' Online (''POL'') web portal, which was part of the Mediconsult acquisition, to WebMD Corporation for $2,000 in cash.

Massachusetts Aerosol Manufacturing Operation

On March 30, 2001, Andrx completed its acquisition of substantially all of the assets of Armstrong Pharmaceuticals, (''Armstrong'') a division of Celltech Manufacturing, Inc., formerly known as Medeva Pharmaceuticals, Inc., based in West Roxbury, Massachusetts. The acquisition was accounted for using the purchase method of accounting. This facility manufactures pharmaceutical aerosols, principally metered dose inhalers (''MDIs'') on a contract manufacturing basis for other pharmaceutical companies. The acquisition included an approved ANDA for a bioequivalent version of Ventolin (albuterol MDI). The total purchase price of $18,218, including transaction costs, was allocated among the acquired net assets, resulting in no goodwill. In October 2003 Andrx sold its Massachusetts aerosol manufacturing operation.

Entex

On June 30, 2001, Andrx purchased the Entex line of cough and cold products and related inventories from an affiliate of Elan Corporation, plc (''Elan'') for approximately $14,795 in cash, transaction costs and royalties on net sales. The purchase price for the product rights of $14,698 is being amortized through cost of goods sold over its estimated useful life of 10 years.

Anexsia

On July 1, 2001, Andrx entered into an eight-year agreement with the pharmaceutical division of Mallinckrodt ("Mallinckrodt"), a Tyco healthcare company, for the marketing rights and supply of three hydrocodone pain products. As part of the agreement, Andrx is required to pay Mallinckrodt $1,000 upon receipt of the first three commercial batches of each of the products and royalties on a percentage of the net sales of this product line. Andrx also agreed to pay an annual licensing fee of $100 to Mallinckrodt for use of the trade name Anexsia. Andrx will also receive royalties on a percentage of the net margin, as defined, from the sales of generic versions of the Anexsia products marketed by Mallinckrodt. Two dosage strengths were launched by Andrx in November 2001, and generic versions of those strengths were introduced by Mallinckrodt in February 2003. The third dosage strength was approved by the FDA in October 2002, but Andrx has not received the first three commercial batches of the product. Accordingly, through December 31, 2003, Andrx paid $2,000 to Mallinckrodt for product marketing rights and $300 for the use of the trade name Anexsia. The purchase price for the product marketing rights is being amortized through cost of goods sold over its estimated useful life of eight years.

Pro forma results of operations are not presented for the above acquisitions as the information, either individually or in the aggregate, is not material to the consolidated financial statements of the Company.

DISPOSITIONS

Sale of Massachusetts Aerosol Manufacturing Operation

During the second half of 2002, Andrx began evaluating and, in December 2002, determined that it would not commit additional resources to its Massachusetts aerosol manufacturing operation. As a result, during 2002, the Company recorded a $19,626 charge, which is included in cost of goods sold, related to excess capacities at its Massachusetts aerosol manufacturing operation, including excess facility leases, related leasehold improvements, aerosol product inventories, equipment and severance.

On October 9, 2003, Andrx entered into an agreement with Amphastar Pharmaceuticals, Inc. ("Amphastar"), a California-based generic and specialty pharmaceutical company to sell its Massachusetts aerosol manufacturing operation, recognizing a gain of $3,730 in 2003, which is included in gain on sale of assets in the Consolidated Statement of Income. Andrx also agreed, under certain circumstances, to continue to purchase certain minimum quantities of albuterol MDI for at least one year. The agreement with Amphastar contains customary terms and conditions and includes Andrx's indemnification of Amphastar against certain potential liabilities of the Massachusetts aerosol manufacturing operation, including any liability arising in connection with the claim (now a lawsuit) by Alpharma USPD, Inc. ("Alpharma") for the alleged breach of a manufacturing agreement between Alpharma and the Massachusetts aerosol manufacturing operation (see Note 16).

Sales of Internet Assets

On July 31, 2002, Andrx sold its Dr. Chart and @Rx applications and licensed its patents for Internet transmission of prescriptions to MyDocOnline, a business unit of Aventis S.A. ("Aventis") and entered into a two-year marketing agreement with Aventis related to Andrx's POL web portal. In connection with these agreements, Andrx was entitled to receive approximately $6,000 through April 2004. Though the $6,000 was generally non-refundable and was partially paid in advance, revenue was recognized in the Consolidated Financial Statements of Income as services were rendered or otherwise earned. Due to the related nature of the transactions, $1,348 of gain on sale of assets was deferred and was recognized as other income ratably in the same period as the revenue was earned under the marketing agreement. For the years ended December 31, 2003 and 2002, $2,454 and $96 was recorded as other revenues and $656 and $26, respectively, was recognized as a gain on sale of assets. Through December 31, 2003, the Company has received $3,750 in cash from this arrangement.

In December 2003, Andrx entered into an agreement with WebMD to sell its POL web portal for $2,000. As part of the transaction, Andrx agreed to provide certain transition related services to WebMD for a period not to exceed 90 days from the closing of the transaction. The agreement contained certain customary terms and conditions. In conjunction

(in thousands, except for share and per share amounts)

with the sale, the Company and Aventis terminated the marketing agreement and entered into a mutual release of any further obligations under that agreement. The Company recorded a gain from the sale of POL of $344, which is included in gain on sale of assets in the Consolidated Statement of Income.

Brand Product Lines

In June 2002, the Company sold the Histex cough and cold line of products. In connection with the sale, the buyer assumed liabilities related to the Histex products and the Company received $1,800 in cash and is entitled to receive, among other things, royalty payments on net sales of Histex products for five years. This transaction resulted in a pre-tax gain of $125 for the year ended December 31, 2003, and $5,094 for the year ended December 31, 2002, primarily from the extinguishment of liabilities. These amounts are included in gain on sale of assets in the Consolidated Statements of Income.

In December 2003, the Company sold its marketing rights for a butalbital with acetaminophen and caffeine product for $750, all of which was recognized as a gain and included in gain on sale of assets in the Consolidated Statement of Income. In addition, the Company is entitled to receive 25% of all payments received by the buyer from its sales or sublicense for the use, lease or sales of certain strengths of butalbital with acetaminophen and caffeine to a third party.

(5) Investments Available-For-Sale

Investments available-for-sale consists of the following:

	December 31, 2003			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
U.S. Government agency securities	$81,872	$ 9	$ —	$81,881
Investment grade corporate debt	1,978	16	—	1,994
Taxable, tax-advantaged and tax-free auction rate securities	11,022	—	22	11,000
	$94,872	$ 25	$ 22	$94,875

	December 31, 2002			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
U.S. Government agency securities	$20,651	$ 93	$ —	$20,744
Investment grade corporate debt	17,325	204	—	17,529
Taxable, tax-advantaged and tax-free auction rate securities	23,600	—	—	23,600
	$61,576	$ 297	$ —	$61,873

(6) **Inventories and Cost of Goods Sold**

Inventories consist of the following:

	December 31,	
	2003	2002
Raw materials	**$ 40,387**	$ 26,350
Work in process	**20,913**	7,505
Finished goods	**148,610**	106,770
	$209,910	$140,625

For the year ended December 31, 2003, cost of goods sold includes charges totaling $18,412 for the writeoff of inventory for the Company's products and product candidates, including $5,723 for Wellbutrin SR/Zyban placed into production after December 31, 2002. Cost of goods sold also includes charges of $12,115 relating to the writedown of certain assets, inventory and under-utilization and inefficiencies from the Massachusetts aerosol manufacturing operation that was sold in October 2003. In 2003, the Company also incurred charges of $3,946 for the write-off of certain manufacturing related machinery and equipment and $4,650 from under-utilization and inefficiencies at the Company's Florida and North Carolina manufacturing facilities. For the year ended December 31, 2002, cost of goods sold included charges totaling $104,489, which consisted primarily of: (i) a $41,000 charge for unusable pre-launch inventories of the Company's generic versions of Prilosec (see Note 16); (ii) a $38,025 charge related to production of the Company's other products and product candidates, including the Company's generic versions of Wellbutrin SR/Zyban, including $27,600 in the 2002 fourth quarter; (iii) a $19,626 charge related to excess capacity at its Massachusetts aerosol manufacturing facilities and; (iv) a $5,838 charge related to utilization issues at its Florida manufacturing facilities. As of December 31, 2003, the Company had approximately $12,163 of raw materials, work in process and finished goods inventories pending final FDA approval and/or satisfactory resolution of litigation, of which $5,005 represents inventory for products that have been approved by the FDA subsequent to December 31, 2003.

(in thousands, except for share and per share amounts)

(7) **Property, Plant and Equipment, Net**

Property, plant and equipment, net are summarized as follows:

	December 31, 2003	December 31, 2002
Land	**$ 10,786**	$ 7,245
Buildings	**41,000**	33,459
Manufacturing equipment	**103,278**	58,772
Laboratory equipment	**14,805**	15,676
Leasehold improvements	**29,958**	15,868
Computer hardware and software	**42,903**	31,315
Furniture and fixtures	**10,418**	10,173
Automobiles	**2,616**	1,337
	255,764	173,845
Less: accumulated depreciation and amortization	**(63,732)**	(42,488)
	192,032	131,357
Construction in progress	**47,141**	96,507
	$239,173	$227,864

Depreciation and amortization expense of property, plant and equipment was $26,022, $17,812 and $13,521 for the years ended December 31, 2003, 2002 and 2001, respectively.

(8) **Other Intangible Assets, Net**

Other intangible assets and the related accumulated amortization and amortization periods are set forth below:

	December 31,		Amortization Periods (Years)	
	2003	2002	Range	Weighted Average
Brand product rights	**$17,045**	$16,945	3-10	9.7
Accumulated amortization	**(4,508)**	(2,673)		
Patents	**1,569**	1,569	14	14
Accumulated amortization	**(385)**	(237)		
Total other intangible assets, net	**$13,721**	$15,604		

Estimated amortization expense for intangible assets for each of the five succeeding fiscal years, utilizing the straight-line method, is $1,932 per annum. Amortization expense for other intangible assets was $3,041, $4,261 and $3,543 for the years ended December 31, 2003, 2002 and 2001, respectively.

On October 17, 2003, the FDA issued a draft compliance policy guide with respect to pharmaceutical products that are presently permitted to be on the market and sold by prescription without an approved ANDA or NDA, such as the Entex line of products. This draft guidance states that it is intended to provide notice that once it approves a version of such product, any unapproved drug product will be subject to FDA enforcement action at any time, and that the FDA will evaluate each product on a case-by-case basis. In determining whether to permit a grace period, and how long such grace period will be, the FDA indicated that it will consider factors such as: (1) the effects on the public health of immediate removal, (2) the difficulty of conducting any required studies, and preparing and obtaining approval of an application, (3) the burden on affected parties, (4) FDA's available enforcement resources, and (5) any special circumstances. Andrx is continuing to assess this matter, including whether to seek FDA approval to market some or all of the Entex line of products as prescription or OTC products, as well as, the FDA requirements for such submission. Andrx will also continue to periodically assess the unamortized portion of its Entex product rights and Entex inventories ($11,000 and $396, respectively, as of December 31, 2003).

(9) Unconsolidated Joint Ventures

Andrx and Watson Pharmaceuticals, Inc. ("Watson") are 50/50 joint venture partners in ANCIRC, which was originally established to develop, manufacture and market up to eight generic products. ANCIRC currently markets generic versions of Trental and Oruvail for which profits are shared equally with Watson. In November 2000, the joint venture was restructured and Andrx became solely responsible for all of the additional costs to manufacture and sell the remaining six products, for which ANCIRC had not yet submitted ANDAs. Watson is entitled to a royalty on net sales, based on certain conditions, which Andrx derives from the commercialization of the remaining ANCIRC products Andrx markets, including Andrx's generic versions of Glucotrol XL and Procardia XL (see Note 11). Andrx has the right to discontinue the development and marketing of the remaining six products at any time.

In August 2000, Andrx entered into CARAN, a 50/50 joint venture with Carlsbad Technologies, Inc. ("Carlsbad") whereby Carlsbad develops and manufactures and Andrx markets generic versions of Pepcid, Prozac and Mevacor.

As of December 31, 2003 and 2002, the Company's investment in unconsolidated joint ventures was $5,147 and $4,658, respectively, and is included in Other assets in the Consolidated Balance Sheets.

Condensed financial information of the unconsolidated joint ventures is not presented, as they are not material to the consolidated financial statements of the Company.

(10) Income Taxes

The components of the provision (benefit) for income taxes are summarized as follows:

	Years Ended December 31,		
	2003	2002	2001
Current provision (benefit)			
Federal	$ —	$(27,774)	$ 36,123
State	—	—	3,258
	—	(27,774)	39,381
Deferred provision (benefit)			
Federal	**28,408**	(22,907)	(7,564)
State	**1,623**	(2,896)	(432)
	30,031	(25,803)	(7,996)
Change in valuation allowance	—	(7,249)	—
Total	**$ 30,031**	$(60,826)	$ 31,385

(in thousands, except for share and per share amounts)

The following table indicates the significant elements contributing to the difference between the federal statutory rate and the Company's effective tax rate:

	Years Ended December 31,		
	2003	2002	2001
Federal statutory rate	**35.0%**	(35.0)%	35.0%
State income taxes, net of federal effect	**2.0**	(1.9)	2.0
Change in valuation allowance on net deferred income tax assets	**—**	(4.8)	—
Non-deductible goodwill amortization and write offs and Reorganization costs	**—**	1.0	7.9
Other, net	**1.4**	0.9	0.6
Effective tax rate	**38.4%**	(39.8)%	45.5%

Deferred income taxes represent the tax effect of the difference between financial reporting and income tax bases of assets and liabilities. The major components of deferred tax assets and liabilities are as follows:

	December 31,	
	2003	2002
DEFERRED INCOME TAX ASSETS		
Net operating loss carryforwards, net	**$13,549**	$ 9,531
Allowance for doubtful accounts receivable	**2,837**	6,760
Other operating reserves	**47,253**	50,045
Cybear product development	**1,514**	1,812
Total deferred income tax assets	**$65,153**	$68,148
DEFERRED INCOME TAX LIABILITIES		
Tax over book depreciation	**$28,933**	$12,590

The following table details the activity in the valuation allowance in 2002 and 2001 (none in 2003):

	Years Ended December 31,	
	2002	2001
Beginning of year	$ 7,249	$ 7,249
Utilized	(7,249)	—
End of year	$ —	$ 7,249

Andrx records a valuation allowance to reduce its deferred income tax assets to the amount that is more likely than not to be realized. As of December 31, 2003, Andrx had deferred income tax assets totaling $65,153. The Company has considered its ability to carry back certain net operating losses, future taxable income and ongoing prudent and feasible tax planning strategies and has determined that no valuation allowance is necessary on its deferred income tax assets. In the event that Andrx was to determine that it would not be able to realize all or part of its deferred income tax assets in the future, an adjustment to the valuation allowance would be charged to the Consolidated Statement of Income in the period such determination was made.

At December 31, 2003, the Company had available federal net operating loss carryforwards for financial reporting purposes of approximately $28,064 that begin to expire in 2019. In assessing the realizability of deferred income tax assets, pursuant to SFAS No. 109, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will be realized through future taxable income. The Company adjusts the valuation allowance in the period management determines it is more likely than not that the deferred income tax assets will or will not be realized. Andrx previously recorded a valuation allowance of $7,249 on certain Cybear net operating loss carryforwards. Due to a later change in circumstances during 2002, Andrx determined that it is more likely than not that the net operating loss carryforwards would be utilized, and the Company reversed this $7,249 valuation allowance.

During 2003, the Company incurred, and will report on its 2003 income tax return a significant tax loss as the result of certain ordinary business developments. The Company believes the loss is appropriate and deductible; however, the complexity of the tax rules and the likelihood of a review and subsequent challenge by the taxing authorities resulted in the Company recording an accrual, which is included in accrued and other liabilities, to fully offset the resulting current year income tax benefit of approximately $17,181. Additionally, the remaining loss, approximately $46,478 tax effected, will be carried forward and may be available to reduce certain future taxable income, which at that time will be similarly offset by an accrual for financial reporting purposes. Accordingly, as of December 31, 2003, such loss carryforward is reflected net of a full reserve in the components of deferred tax assets and liabilities, the income tax provision (benefit) and income tax rate reconciliation tables. This reserve will be reassessed upon any changes in status of any contingencies related to this deduction, until such contingencies are fully resolved. The Company's effective tax rate and cash flows could be materially impacted by the ultimate resolution of this matter.

(11) Commitments

Secured Line of Credit

On December 30, 2002, Andrx entered into a four-year secured revolving line of credit facility for up to an aggregate amount of $185,000, none of which was outstanding at December 31, 2003. Borrowings available under the credit facility are limited to defined values of eligible accounts receivable, inventories, property, plant and equipment and reasonable reserves established by the lenders. The credit facility includes an interest charge on the average outstanding principal balance and on the unused portion of the credit facility, which accrues at Andrx's option, at either the lender's prime lending rate (4.0% as of December 31, 2003) or 2.0% above the rate quoted by the lenders as the Eurodollar Rate, as defined in the agreement. The credit facility also includes an unused line fee of 0.75%. The credit facility contains certain financial covenants. Andrx is currently in compliance with all the covenants under the credit facility, however, the borrowing base limits Andrx's borrowing availability to approximately $172,277 as of December 31, 2003.

Royalties on Generic Products

Pursuant to the ANCIRC agreement, as amended, Watson may be entitled to receive a royalty on net sales of the Company's generic versions of Glucotrol XL and Procardia XL for which ANDAs have been filed with FDA. No royalty is due with respect to Andrx's sale of Glucotrol XL purchased from Pfizer (see Note 3).

Pfizer may be entitled to a license fee on the net sales of the Company's generic version of Procardia XL, if the Company's product is ultimately determined to infringe a related patent, based upon an agreed testing protocol.

Royalties are paid on sales of Andrx's generic version of Cardizem CD (see Note 12).

Milestones and Royalties on Brand Products

Pursuant to certain agreements, Andrx pays royalties on its Entex line of cough and cold products to Elan and on its Anexsia line of pain products to Mallinckrodt. These royalties, totaling $1,197, $1,612 and $470 for the years ended December 31, 2003, 2002 and 2001, respectively, are included in cost of sales in the Company's Consolidated Statements of Income.

(in thousands, except for share and per share amounts)

In connection with the Company's metformin extended-release product, milestones of $2,000 and $3,000 may be due to Sandoz upon FDA product approval and product launch, respectively. Additionally, in connection with future sales of the product, the Company will pay royalties to Sandoz for five years with certain guaranteed minimum and maximum royalties.

Employment Agreements

The Company has entered into employment agreements with certain of its corporate and subsidiary executive officers. These agreements generally provide, among other things, that if the employment of the named executive is terminated by the Company without cause or if there is a change in control of the Company, the Company may be required to make a lump sum payment to such executive, ranging from 50% to 300% of the named executive's annual compensation, and the named executive officer may vest in full on certain installments of shares under stock option and restricted stock units agreements. In February 2004, Richard J. Lane resigned as the Company's Chief Executive Officer and is entitled to severance and the continuation of benefits for an 18-month period, which will be accrued in the first quarter of 2004.

Valmed Pharmaceuticals, Inc. ("Valmed") Profit Sharing Arrangement

In 2000, upon acquiring Valmed, the Company entered into a profit sharing agreement, which ends in March 2004, with several former shareholders of Valmed, who are current Andrx employees. Under the terms of the agreement, the individuals earned profit sharing payments of $1,688, $1,611 and $1,239 in 2003, 2002 and 2001, respectively, which is included in SG&A, based upon pretax profits generated by Valmed, as defined.

Capital Leases

The Company leases automobiles and computer equipment under capital leases, which expire at various dates through 2007. The following schedule summarizes future minimum lease payments required under non-cancelable capital leases with terms greater than one year, as of December 31, 2003:

2004	$ 981
2005	863
2006	729
2007	24
Total minimum lease payments	2,597
Imputed interest	(166)
Present value of net minimum lease payments	2,431
Current portion (included in accrued expenses and other liabilities)	(901)
Long-term portion of capital lease obligations (included in obligations under capital leases and other obligations)	$1,530

Assets recorded under capital leases are included in property, plant and equipment, net as follows:

	December 31,	
	2003	2002
Computer equipment	**$ 675**	$ 675
Automobiles	**2,533**	1,299
	3,208	1,974
Accumulated amortization	**(1,026)**	(197)
	$ 2,182	$ 1,777

Operating Leases

The Company leases manufacturing, laboratory, warehouse and office space and various equipment under operating leases which expire at various dates through 2017. The following schedule summarizes future minimum lease payments required under non-cancelable operating leases with terms greater than one year as of December 31, 2003:

	Total Obligation	Sublease	Minimum Lease Payments, Net
2004	$12,003	$ (690)	$11,313
2005	11,370	(719)	10,651
2006	10,156	(721)	9,435
2007	9,560	(728)	8,832
2008	7,781	(791)	6,990
Thereafter	25,258	(2,317)	22,941
	$76,128	$(5,966)	$70,162

Rent expense amounted to approximately $11,800, $11,100 and $5,800 for the years ended December 31, 2003, 2002 and 2001, respectively.

Purchase Commitments

The Company had purchase commitments at December 31, 2003, of approximately $130,000 for raw material inventories, marketing expenses and building and construction costs associated with the renovation of the Company's manufacturing facilities in North Carolina.

Pursuant to the Company's supply and distribution agreement with Pfizer for Cardura XL, Andrx agreed to purchase certain annual minimum quantities of this product at an established price for the first three years following FDA approval of the product, totaling approximately $150,000, and to provide a minimum number of annual physician details during the term of the agreement.

(12) Related Party Transactions

In February 1993, the Company entered into a royalty agreement with Dr. Chen, the Company's former Co-Chairman and Chief Scientific Officer, which provides for royalties to Dr. Chen on the sales of Andrx's generic version of Cardizem CD, for which the Company received final FDA approval in July 1998. In August 1998, the Company amended that royalty agreement to account for the various contingencies presented by the stipulation (see Note 16). Royalties paid to Dr. Chen of $3,811, $3,330 and $4,238 for the years ended December 31, 2003, 2002 and 2001, respectively, were

(in thousands, except for share and per share amounts)

based on 3.33% of the net sales of Cartia XT, as defined. Such royalties are included in SG&A in the accompanying Consolidated Statements of Income.

In December 2001, the Company entered into an asset purchase agreement with Athlon Pharmaceuticals, Inc. ("Athlon"). Athlon's primary shareholder is a former employee of Andrx and the former primary shareholder of CTEX. Under the terms of the agreement, Andrx sold to Athlon trademarks, equipment, licenses and permits, marketing materials and packaging supplies related to certain products originally acquired in the January 2001 CTEX acquisition. In return, Andrx received $2,000 in cash and recorded a net pre-tax gain of approximately $117 for the year ended December 31, 2001. Additionally, the Company recorded $537 for the year ended December 31, 2003 in royalty revenues from the net sales of certain of these products.

Andrx entered into an Executive Suite License Agreement with Arena Operating Company, LTD for the lease of a suite at the Office Depot Center ("ODC"), formerly known as the National Car Rental Center, where the Florida Panthers of the National Hockey League play their home games and numerous other events are held. Andrx's former Co-Chairman of the Board and Chief Executive Officer, Alan P. Cohen, is directly or indirectly the principal beneficial owner of Panthers Hockey LLLP, the entity which directly or indirectly owns the Florida Panthers and manages the ODC. Additional limited partners of the Florida Panthers include Dr. Elliot F. Hahn, current Chairman Emeritus and a Director, and Steven Cohen, current Vice President of an Andrx subsidiary. The lease has a one-year term, but automatically renews for successive one-year periods unless either party provides written notice of its intent to cancel such renewal prior to March 1 of the contract year. The Company paid approximately $130 to the ODC in 2003.

In the normal course of its distribution operations, the Company purchases finished good inventories from various companies, including Ranbaxy Pharmaceuticals and Able Laboratories, Inc. During 2001, Ranbaxy purchased the assets of HMS Sales and Marketing, Inc. ("HMS"), which is wholly-owned by Lawrence J. Dubow, a current Andrx director, and his immediate-family. Following the asset sale, HMS has rendered consulting services to Ranbaxy. For the years ended December 31, 2003, 2002 and 2001, the Company purchased finished goods inventories of $41,287, $16,366 and $7,245, respectively, from Ranbaxy. Dr. Elliot F. Hahn, the Company's Chairman Emeritus and a current Andrx director, became a member of Able's Board of Directors on April 10, 2003. For the year ended December 31, 2003, the Company purchased finished goods inventories of $9,500 from Able.

The Company licenses certain software for regulatory compliance and training materials with respect to current Good Manufacturing Practices (cGMP) from LearnWright, Inc., in which Dr. Mel Sharoky, an Andrx director, is the majority owner and a LearnWright director and Angelo C. Malahias, the Company's President, is a LearnWright director. Licensing fees and out-of-pocket expenses paid to LearnWright, Inc. for 2003 and 2002 were $18 and $7, respectively.

In June 2003, the Company's brand operations entered into an arrangement with Riverworks Healthcare Communications, LLC ("Riverworks") to provide advertising and promotional services. Subsequent to June 2003, the son-in-law of Richard J. Lane, the Company's then-CEO and director, became employed by a company affiliated with Riverworks. After Mr. Lane resigned as the Company's CEO and as a director, the Company entered into a written agreement with Riverworks. Either party may terminate that agreement on 60 days notice, and the Company will only be responsible for payment related to actual fee hours and expenses incurred by Riverworks. The Company recorded an expense of $514, included in SG&A, for the year ended December 31, 2003.

Andrx and certain of its executive officers and directors may have investment accounts at the same financial institutions as the Company.

(13) Stockholders' Equity

On September 7, 2000, Andrx completed a Reorganization, whereby it acquired the outstanding equity of its Cybear subsidiary that it did not own, reincorporated in Delaware and created two new classes of common stock: (i) Andrx Common Stock to track the performance of Andrx Group and (ii) Cybear Common Stock to track the performance of Cybear Group. Upon completion of the Reorganization, Cybear became a wholly-owned subsidiary of Andrx with 100% of its value publicly traded in the form of Cybear Common Stock.

On January 23, 2001, Andrx completed its acquisition of CTEX, issuing 291,400 shares of Andrx common stock.

On April 2, 2001, the Company completed its acquisition of Mediconsult in a stock-for-stock merger, whereby each share of Mediconsult common stock was exchanged for .0358 shares of Cybear Common Stock. Accordingly, a total of 2,942,000 shares of Cybear Common Stock (which was converted into 28,400 shares of Andrx Common Stock) were issued in connection with this transaction, with a total market value of approximately $4,765.

On May 17, 2002, each share of Cybear Common Stock was converted into 0.00964 of a share of Andrx Common Stock, resulting in the issuance of approximately 65,000 shares of Andrx Common Stock. The Conversion included a 25% premium on the value of Cybear Common Stock, as provided by the terms of Andrx's Certificate of Incorporation. Subsequent to the Conversion, Andrx has only one class of common stock outstanding.

In 2003 and 2002, the Company issued a total of 100,200 and 89,100, respectively, in connection with the Company's employee stock purchase plan.

In 2003 and 2002, the Company granted a total of 187,500 and 260,000 restricted stock units with a net value of $2,710 and $6,820, respectively. Each unit represents the right to acquire one share of Andrx common stock. The value of the restricted stock units is being amortized on a straight-line basis over the respective service periods and is included in SG&A. For the years ended December 31, 2003 and 2002, $1,474 and $295, respectively, were included in SG&A pertaining to the amortization of these restricted stock units.

The Company's former CEO, Richard J. Lane, in accordance with the terms of his employment agreement, is entitled to receive, upon the termination of his employment and his agreement to certain non-compete, non-solicitation and other conditions, 16,667 shares of Andrx common stock, representing the vested portion of the 100,000 restricted stock units he was originally granted.

The Company's Board of Directors adopted a stockholder rights plan ("the Rights Plan") in March 2003. The Rights Plan has certain anti-takeover provisions that may cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Board of Directors. Under the Rights Plan, each stockholder is issued one right to acquire one one-thousandth of a share of Series A Junior Participating Preferred Stock at an exercise price of $70.00, subject to adjustment, for each outstanding share of Andrx Common Stock they own. These rights are only exercisable if a single person or company acquires 15% or more of Andrx Common Stock, or if an announced tender or exchange offer would result in 15% or more of the Andrx Common Stock being acquired. If the Company were acquired, each right, except those of the acquirer, would entitle its holder to purchase the number of shares of Andrx Group Common Stock in the Company having a then-current market value of twice the exercise price of the right. In addition, if the Company becomes involved in a merger or other business combination where (1) the Company is not the surviving company, (2) the Company's common stock is changed or exchanged, or (3) 50% or more of the Company's assets or earning power are sold, then each right, except those of the acquirer, would be exercisable for common stock of the acquiring corporation having a market value of twice the exercise price of the right. In addition, the Board of Directors has the option of exchanging all or part of the rights for an equal number of shares of common stock. The Company may redeem the rights for $0.01 per right at any time prior to a triggering acquisition and, unless redeemed earlier, the rights would expire on March 20, 2013.

(14) Stock-Based Compensation

In September 2000, shareholders approved the Company's 2000 Stock Incentive Plan (the "2000 Plan"), which allows for the issuance of up to 12,000,000 shares of Andrx Common Stock. Under the provisions of the 2000 Plan, the Company's Board of Directors or its compensation committee (the "Andrx Committee") is authorized to grant stock options of Andrx Common Stock to employees, consultants or advisors of the Company. The terms for, and exercise price at which any stock option may be awarded, is to be determined by the Andrx Committee. Prior to the approval of the 2000 Plan, the Company operated under the 1993 Stock Incentive Plan, as amended, which allowed for the issuance of up to 8,000,000 shares of Andrx common stock in the form of restricted stock units, stock appreciation rights and other performance-based awards.

(in thousands, except for share and per share amounts)

In July 2001, Andrx stockholders approved the adoption of an employee stock purchase plan. The number of shares available for purchase by participating employees under the plan is 400,000. In June 2003, stockholders approved an amendment to increase the number of shares eligible under the plan to 650,000. As of December 31, 2003, 460,700 shares remain available for future issuances.

In June 2003, Andrx received approval from its stockholders to amend the 2000 Plan, to among other things, (i) allow the granting of restricted stock units, stock appreciation rights, and other performance-based awards (collectively, "Other Awards"), in addition to stock options and (ii) prohibit option re-pricing and the issuance of options at per share exercise prices less than fair market value. Other Awards may not in the aggregate exceed 1,500,000 shares of Andrx Common Stock. The June 2003 amendment did not affect the 12,000,000 shares authorized for issuance under the 2000 Plan, approved by shareholders in September 2000.

A summary of the plan activity is as follows:

ANDRX COMMON STOCK

	Outstanding				Exercisable	
	Number of Shares Under Option	Exercise Price Per Share				Wtd. Avg. Exercise Price
		Low	High	Wtd. Avg.	Shares	
December 31, 2000	5,965,385	$ 1.62	$85.00	$22.49	2,492,535	$ 6.13
Granted	1,961,258	49.00	70.85	64.05		
Exercised	(880,736)	1.80	58.50	10.29		
Forfeited	(133,785)	8.22	85.00	40.74		
December 31, 2001	6,912,122	1.62	85.00	35.49	2,747,798	13.88
Granted	1,550,777	17.94	45.50	34.67		
Exercised	(863,495)	1.62	47.83	5.02		
Forfeited	(1,167,404)	6.82	85.00	56.38		
December 31, 2002	6,432,000	1.62	85.00	35.96	2,932,891	25.37
Granted	**2,349,998**	**8.85**	**35.63**	**18.52**		
Exercised	**(730,150)**	**22.17**	**1.62**	**4.60**		
Forfeited	**(1,573,254)**	**3.49**	**85.00**	**33.71**		
December 31, 2003	**6,478,594**	**$ 2.74**	**$85.00**	**$33.71**	**3,024,878**	**$34.37**

	Options Outstanding At December 31, 2003			Exercisable Options At December 31, 2003	
Range of Exercise Prices	**Number of Shares Under Option**	**Weighted Avg. Remaining Life (Years)**	**Weighted Avg. Exercise Price**	**Shares**	**Weighted Avg. Exercise Price**
$ 2.74 – $15.48	**1,633,294**	**5.65**	**$10.84**	**803,600**	**$ 7.75**
15.91 – 20.40	**1,087,521**	**7.07**	**17.18**	**399,936**	**16.71**
20.57 – 35.63	**1,245,140**	**6.33**	**26.84**	**620,683**	**28.07**
44.86 – 58.50	**1,123,259**	**7.27**	**49.11**	**394,597**	**51.27**
62.19 – 70.85	**1,330,280**	**7.57**	**66.57**	**770,782**	**65.49**
77.73 – 85.00	**59,100**	**6.76**	**82.66**	**35,280**	**82.55**
	6,478,594		**$33.71**	**3,024,878**	**$34.37**

As of December 31, 2003, approximately 6,432,000 shares of Andrx Common Stock remain available for future grants under the 2000 Plan.

In connection with the Conversion, Cybear Common Stock options were converted into Andrx stock options at an exchange rate of .00956. Given the immateriality of the number of converted options and their exercise price, which is significantly in excess of the current market price and the historical range of Andrx's stock trading price, such options to acquire a total of approximately 2,900 shares of Andrx Common Stock with exercise prices ranging from $314 to $18,500 per share are excluded from the above tables.

(15) 401(k) Plans

In February 1995, the Company adopted a 401(k) defined contribution retirement plan covering substantially all of its employees. Monthly contributions to the retirement plan are made by the Company based upon the employees' contributions to the plan. In February 2001, the Cybear 401(k) Plan was merged with the Andrx 401(k) Plan.

For the years ended December 31, 2003, 2002 and 2001, the Company contributed $1,600, $1,223 and $1,156, respectively, to the 401(k) retirement plans.

(16) Litigation and Contingencies

See Note 17 for charges related to certain legal claims asserted against the Company.

Patent Infringement Litigation

Following its submission of Paragraph IV certifications that its ANDA product candidates do not infringe the valid patent rights of the referenced brand product, Andrx anticipates that patent infringement litigation will be commenced against it. Unless Andrx commences selling its ANDA product before such litigation has been concluded, Andrx should not incur any substantial damages in connection with these types of litigation cases, which currently include:

Naproxen Sodium (Naprelan)

In 1998, Andrx filed an ANDA seeking approval from FDA to market naproxen sodium, its generic version of Naprelan. Elan sued Andrx for patent infringement in October 1998. The matter was tried in the U.S. District Court for the Southern District of Florida and on March 14, 2002, the court issued an order of final judgment in favor of Andrx invalidating the patent in controversy. Elan filed a motion, asking the court to reconsider and reverse its invalidity ruling and Andrx filed a motion asking that the court issue a ruling on Andrx's defenses of non-infringement. On March 24, 2003, the court entered an order denying both Elan's motion for reconsideration and Andrx's motion to amend the judgment. Elan has appealed the district court's opinion invalidating its patent, and Andrx has appealed the district court's order dismissing its antitrust counterclaims and for certain other matters. As Andrx believes that its product does not infringe any valid patent, it commenced selling its generic version of Naprelan. If the court were to ultimately determine that the Elan patent is valid and that the Andrx product infringes such patent, Andrx could be subject to damages.

Paroxetine Hydrochloride (Paxil)

The Company filed an ANDA seeking FDA approval to market paroxetine hydrochloride 40mg, the Company's generic version of Paxil 40mg, and in June 2001, SmithKline Beecham Corporation and Beecham Group plc ("SmithKline") sued the Company, and our raw material supplier, in the U.S. District Court for the Eastern District of Pennsylvania for patent infringement. The Company later amended its ANDA to add the 10mg, 20mg and 30mg strengths of paroxetine hydrochloride and in November 2003, SmithKline filed a new infringement complaint against the Company in the United States District Court for the Eastern District Pennsylvania in connection with those lower strengths. These cases and several other cases related to other companies' ANDAs for generic versions of Paxil have been consolidated for pre-trial discovery purposes only.

(in thousands, except for share and per share amounts)

Valproate (Depakote)

In December 1999, Andrx filed an ANDA seeking FDA approval to market valproate sodium, a generic version of Depakote. In April 2000, Abbott Laboratories ("Abbott") sued Andrx for patent infringement in the U.S. District Court for the Southern District of Florida in connection with Andrx's ANDA for its generic version of Depakote. As a result of a dispute with the FDA as to what constituted the active ingredient in Andrx's product, Andrx dropped its ANDA and filed a 505(b)(2) application in March 2003. In May 2003, Abbott filed suit against Andrx in connection with Andrx's new application. Both the ANDA and NDA cases have been consolidated and the lawsuit pertaining to Andrx's ANDA product was dismissed without prejudice. Consequently, the trial will only pertain to Andrx's NDA product.

Bupropion Hydrochloride (Wellbutrin SR/Zyban)

In June 1999, Andrx filed an ANDA seeking FDA approval to market bupropion hydrochloride, its generic versions of Wellbutrin SR/Zyban. In September 1999, Glaxo SmithKline ("Glaxo") filed suit against Andrx in the U.S. District Court for the Southern District of Florida, claiming patent infringement. In February 2002, the U.S. District Court for the Southern District of Florida granted Andrx's motion of summary judgment of non-infringement for Wellbutrin SR/ Zyban and denied Glaxo's cross-motion for summary judgment. Glaxo appealed the district court's decisions and in September 2003, the U.S. Court of Appeals for the Federal Circuit vacated the summary judgment in favor of Andrx and remanded the case back to the U.S. District Court for the Southern District of Florida for further proceedings.

Fosinopril Sodium and Fosinopril HCTZ (Monopril and Monopril HCT)

In February 2003, Andrx filed ANDAs seeking FDA approval to market fosinopril sodium tablets that are generic to Monopril and fosinopril sodium hydrochlorathiazide tablets that are generic to Monopril HCT. On April 10, 2003, Bristol-Myers Squibb Company and E.R. Squibb and Sons, LLC filed identical suits against Andrx in the U.S. District Court for the Southern District of New York and Florida for alleged patent infringement. The New York action has been dismissed and transferred to Florida. Trial is scheduled to commence in April 2004.

Metoprolol Succinate (Toprol XL)

In 2003, Andrx filed an ANDA seeking FDA approval to market metoprolol succinate extended-release tablets in 50mg strength, a generic version of Toprol XL. In February 2004, AstraZeneca AB, Aktiebolaget Hassle and AstraZeneca LP sued Andrx for patent infringement in the U.S. District Court for the District of Delaware.

Cardizem CD Antitrust Litigation

Beginning in August 1998, several putative class action lawsuits were filed against Andrx and Aventis, arising from a 1997 stipulation entered into between Andrx and Aventis in connection with a patent infringement suit brought by Aventis with regard to its product, Cardizem CD. The actions pending in federal court have been consolidated for multi-district litigation purposes in the U.S. District Court for the Eastern District of Michigan. The complaint in each action alleges that Andrx and Aventis, by way of the 1997 stipulation, engaged in alleged state antitrust and other statutory and common law violations that allegedly gave Aventis and Andrx a near monopoly in the U.S. market for Cardizem CD and a generic version of that product. According to the complaints, the monopoly possessed by the defendants enabled Aventis to perpetuate its ability to fix the price of Cardizem CD at an artificially high price, free from generic competition, with the result that direct purchasers such as pharmacies, as well as indirect purchasers such as medical patients who have been issued prescriptions for Cardizem CD, are forced to overpay for the drug. Each complaint seeks compensatory damages on behalf of each class member in an unspecified amount and, in some cases, treble damages, as well as costs and counsel fees, disgorgement, injunctive relief and other remedies. In June 2000, the District Court granted summary judgment to plaintiffs, finding that the 1997 stipulation was a per se violation of antitrust laws. Aventis and Andrx appealed the judgment to the U.S. Court of Appeals for the Sixth Circuit. In June 2003 the U.S. Court of Appeals for the Sixth Circuit affirmed the district court's order that determined that the 1997 Stipulation and Agreement between Andrx and Aventis was a per se violation of the federal antitrust laws. Andrx is seeking legal review by the U.S. Supreme Court.

On May 14, 2001, the State Attorneys General for the states of New York and Michigan, joined by 13 additional states and the District of Columbia, filed suit against Andrx and Aventis in the same federal court in which the above described consolidated Cardizem CD antitrust class action litigation is being conducted. The attorneys general's suit is brought on behalf of their government entities and consumers resident in their jurisdictions who allegedly were damaged as a result of the 1997 Stipulation. Subsequently, an amended complaint was filed, adding 12 additional states and Puerto Rico to the action. The lawsuit essentially reiterates the claims asserted against Andrx in the aforementioned Cardizem CD antitrust class action litigation and seeks the same relief sought in that litigation.

On July 26, 2001, Blue Cross Blue Shield of Michigan, joined by three other Blue Cross Blue Shield plans (one in Minnesota and two in New York), filed suit against Andrx and Aventis in the U.S. District Court for the Eastern District of Michigan on behalf of themselves and as claim adjustors for their self-funded customers to recover damages allegedly caused by the 1997 Stipulation. The complaint essentially repeats the claims asserted against Andrx that are being litigated in the above-described consolidated Cardizem CD antitrust class action litigation and seeks substantially the same relief sought in that litigation.

In addition to the consolidated proceedings in the U.S. District Court for the Eastern District of Michigan, there are two actions pending in state courts in Florida and two actions pending in state courts in Kansas. These actions are currently stayed.

On November 26, 2002, the Court approved a settlement between the direct purchasers and Andrx and Aventis. In January 2003, Andrx announced it had reached a settlement with the indirect purchasers and state attorneys general. On October 21, 2003, the district court granted final approval of the proposed settlement between Andrx and Aventis and the indirect purchasers class and the state attorney general plaintiffs for all 50 states. This order is currently on appeal, purportedly on behalf of a class of Tennessee residents, which Andrx is opposing.

In addition to that appeal, the remaining claims in this litigation are the claims of four Blue Cross Blue Shield entities that chose to opt-out from the indirect purchaser class settlement; and the claims of the various retail chain customers who chose to opt-out from the direct purchaser class settlement. The Company is attempting to resolve the claims of these other two opt-out plaintiffs on reasonable terms and conditions. If not settled, Andrx anticipates that these matters may take several years to be resolved but an adverse judgment could have a material adverse effect on Andrx's business and consolidated financial statements.

Tiazac Related Securities Claims

Several securities fraud class action complaints were filed in March 2002, alleging that Andrx and certain of its officers and directors engaged in securities fraud and/or made material misrepresentations regarding the regulatory status of the Company's ANDA for a generic version of Tiazac. The amended class action complaint sought a class period for those persons or institutions that acquired Andrx common stock from April 30, 2001, through February 21, 2002. In November 2002, the U.S. District Court for the Southern District of Florida granted in part Andrx's motion to dismiss the amended consolidated class action complaint and determined that all but one of the statements allegedly made in violation of the federal securities laws should be dismissed as a matter of law. The Court's decision reduced the class period to six weeks commencing January 9, 2002, and ending February 21, 2002. The Court also later granted Andrx's motion to strike all allegations of insider trading from the complaint. In December 2003, defendant's motion for summary judgment was granted and a final judgment was entered in favor of defendants. Plaintiffs have filed a notice of appeal of the motion to dismiss and the summary judgment orders. The Company believes that the plaintiffs are unlikely to prevail in their appeal or ultimately on such claims.

Wellbutrin SR/Zyban Related Securities Claims

Seven complaints were filed against Andrx and certain of its officers and directors for alleged material misrepresentations regarding the expiration period for Andrx's bioequivalent versions of Wellbutrin SR/Zyban and that Andrx's launch quantities might expire before FDA approval of the product. All of these cases were consolidated and on October 20, 2003, plaintiffs filed a consolidated amended class action complaint in the U.S. District Court for the

(in thousands, except for share and per share amounts)

Southern District of Florida against Andrx and Richard Lane alleging a class period from March 1, 2002 through March 4, 2003.

Other Patent Litigation

Famotidine (Pepcid)

As part of the CARAN joint venture between Andrx and Carlsbad, Carlsbad developed and is manufacturing for distribution by Andrx, famotidine, a generic version of Pepcid. In July 2001, Richter Gedeon Vegyeszeti Gyar RT sued Andrx, Carlsbad and seven other defendants for patent infringement in the U.S. District Court for the Eastern District of New York. Carlsbad has agreed to indemnify Andrx from any liability arising out of this lawsuit. Andrx understands that the parties to that litigation are working on settlement terms.

Lemelson Patent Litigation

On November 23, 2001, the Lemelson Medical, Education & Research Foundation, LP filed an action in the U.S. District Court for the District of Arizona alleging patent infringement against Andrx and others involving "machine vision" or "computer image analysis." On March 20, 2002, the court stayed the proceedings, pending the resolution of another suit that involves the same patents, but does not involve Andrx. On January 23, 2004, the United States District Court for the District of Nevada issued an order determining that certain Lemelson patents, including the patents asserted against the Company, were unenforceable. The Lemelson Foundation has moved to amend or alter the judgment entered in that case. The Company is not in a position to determine the ultimate outcome of this matter but an adverse judgment could have a material adverse effect on Andrx's business and consolidated financial statements.

Altocor Trademark Opposition and Trademark Infringement Litigation

On August 13, 2003 Kos Pharmaceuticals, Inc. ("Kos") filed a complaint in the U.S. District Court for the District of New Jersey alleging trademark infringement and unfair competition and seeking to enjoin Andrx from using the Altocor name. On September 18, 2003, the district court denied Kos' motion for preliminary injunction. Kos has appealed this decision to the U.S. Court of Appeals for the Third Circuit. This matter is set for hearing on March 9, 2004. The foregoing proceeding is separate from the proceeding pending before the US Patent and Trademark Office ("USPTO") with respect to Kos' trademark opposition to Andrx's Altocor trademark. Kos has filed a motion to suspend the USPTO proceeding in light of its lawsuit, but the USPTO has not ruled on Kos' motion. Though the Company is not in a position to determine the ultimate outcome of this matter, customer loyalty associated with the Altocor name could be lost if Andrx were required to change the name of its product.

PPA Litigation

Beginning in October 2001, a number of product liability lawsuits were filed against Andrx and others for personal injuries allegedly arising out of the use of phenylpropanolamine (PPA). The actions have been consolidated and transferred to the U.S. District Court for the Western District of Washington. Andrx was named in the suits because of its Entex product line, which it acquired from Elan in June 2001. While PPA was at one time contained in Elan's Entex products, Andrx reformulated the Entex products containing PPA upon their acquisition from Elan, and eliminated PPA as an active ingredient in the products. Andrx believes that it will be fully indemnified by Elan for the defense of all such cases and for any liability that may arise associated with the products it purchased from Elan. Several of these cases have been voluntarily dismissed by the plaintiffs.

Alpharma Breach of Contract Litigation

On September 26, 2003, Alpharma USPD Inc. filed a complaint against one of Andrx's subsidiaries (Armstrong) in the United States District Court for the Southern District of New York. Alpharma alleges that the contractual breach by Armstrong resulted in the recall of Epinephrine Mist, a product manufactured by Armstrong for Alpharma. In the complaint, Alpharma seeks to recover $18,000 in damages for breach of contract, $17,400 in damages for negligent misrepresentations, (many of which preceded Andrx's involvement), and $50,000 in punitive damages. Andrx believes that at least part of the cause of the recall is attributable to Alpharma. Andrx also believes that it is entitled to indemnification for at least part of these claims from Celltech Manufacturing, Inc. ("Celltech") formerly known as Medeva Pharmaceuticals Manufacturing, Inc., from whom Andrx purchased Armstrong in March 2001. On January 22, 2004, Alpharma filed an amended complaint, which added the Company and Celltech as additional named defendants. The Company disputes both the basis for liability and the amount of damages owed, but is not in a position to determine the ultimate outcome of this matter.

Burnett Employment Dispute

On October 19, 1993, Terrill Hill Burnett, a former employee of POL, filed an action in the U.S. District Court for the Southern District of New York against POL and some of the original shareholders thereof, alleging POL breached her employment contract, securities and common law fraud with respect to the sale of shares of common stock, breach of fiduciary duty, negligent misrepresentation and gender discrimination, and seeking damages in excess of $1,000, plus punitive damages. The District Court has dismissed all of these claims, except those for breach of contract and damages based on quantum meruit. POL's motion for partial summary judgment regarding the issue of damages has been denied and trial is tentatively set for May 2004. The Company does not believe Ms. Hill will prevail in her claims for damages in a material amount, but the Company is not in a position to determine the ultimate outcome of this matter.

Concluded Litigation Matters

Omeprazole (Prilosec)

In 1998, Andrx filed an ANDA seeking approval from the FDA to market omeprazole, its generic version of Prilosec. In May 1998, Astra filed suit under the provisions of the Waxman-Hatch Amendments alleging patent infringement. The matter was tried in the U.S. District Court for the Southern District of New York along with the consolidated claims of three other ANDA applicants. In October 2002, the court entered an order and an opinion finding that Astra's '505 and '230 patents are valid and that the generic versions of Prilosec developed by Andrx, Genpharm Inc. ("Genpharm") and Cheminor Drugs Ltd ("Cheminor") infringe those patents. The court also determined that the generic version of Prilosec developed by KUDCo does not infringe the two patents. The court specifically deferred ruling on the '281 patent that was asserted solely against Andrx's product, and has not issued any opinion on Astra's claims for willful infringement of the '505 and '230 patents or on Astra's request for attorneys' fees. Andrx appealed the district court's opinion to the Federal Circuit Court of Appeals and on December 11, 2003, the Federal Circuit affirmed the district court's opinion that Astra's patents are valid and infringed by the products developed by Andrx, Genpharm and Cheminor. Following the district court decision, but well before the appellate court decision, Astra advised the District Court that it believes it may be entitled to damages as a result of Andrx's decision to build an inventory of its product prior to the court's determination. Since that statement was made, Andrx is unaware of any effort on the part of Astra to enforce such claims.

Loratadine (Claritin-D 24/Reditabs/D 12)

Andrx filed ANDAs with FDA seeking approval for its generic versions of Claritin-D 24, Claritin Reditabs and Claritin-D 12 in September 1999, September 2000 and July 2001, respectively. Schering-Plough Corporation ("Schering") sued Andrx in the U.S. District Court for New Jersey claiming that Andrx's ANDA for Claritin-D 24 infringed two of its patents, a metabolite patent and a formulation patent, and with respect to Claritin Reditabs and D 12, claiming infringement only of the metabolite patent. The district court entered final summary judgment in favor of Andrx with respect to the metabolite patent, finding the patent invalid. Schering appealed that judgment and in August 2003, the federal circuit affirmed the lower court's opinion. This decision is final with respect to the formulation patent at issue for the D 24 product, in October 2003, the parties reached a settlement calling for the dismissal of the litigation, with prejudice and the payment of a non-material amount by Andrx.

Glipizide (Glucotrol XL)

Andrx filed an ANDA for its generic version of Glucotrol XL in April 2001, and in July 2001, was sued in the U.S. District Court for the Southern District of Florida by Pfizer and Alza for alleged infringement of several patents. In

(in thousands, except for share and per share amounts)

September 2003, the parties reached a settlement and entered into a sublicense/supply agreement. As a result of this settlement, all claims by Pfizer and Alza against Andrx were dismissed.

Mirtazapine (Remeron)

In December 2001, Andrx filed an ANDA seeking FDA approval to market mirtazapine, its bioequivalent version of Remeron. In April 2002, Organon, Inc. and Akzo Nobel N.V. filed suit against Andrx for patent infringement in the U.S. District Court for the Southern District of Florida. In 2003, the claims against Andrx were dismissed, with prejudice.

Nicebid Breach of Contract Claims

In October 2001, Nicebid.com, LLC served a demand for arbitration of its claims against Cybear in connection with web design and web hosting services arising out of an agreement between Nicebid and a company acquired by Cybear. Nicebid asserts claims for breach of contract and warranty, negligence, fraudulent inducement, fraud and NJ Consumer Fraud Act violations and claims damages for lost profits exceeding $7,000, punitive damages and attorneys' fees and costs. In August 2003, the Company settled this matter for an immaterial amount.

Tiazac Derivative Claims

In October 2002, two shareholder derivative complaints related to the Tiazac class action referred to above were filed against certain current and former officers and directors of Andrx, as well as Andrx (as a nominal defendant), in the Circuit Court of Broward County, Florida. These complaints alleged that, during the period from May 2001 through November 2001, the individual defendants were in possession of material non-public information relating to the regulatory status of Andrx's ANDA for a generic version of Tiazac and used such information to sell shares of Andrx common stock at prices higher than they could have obtained had the information been made public, thereby reaping insider trader profits. The complaints seek the imposition of a constructive trust in favor of Andrx for the more than $204,000 in profits that the individual defendants received from their allegedly illegal sales of Andrx stock during such period. As a result of the summary judgment in favor of Andrx in the Taztia securities fraud litigation, plaintiffs voluntarily dismissed this action in 2004.

SEC Investigation

In February 2001, the Southeast Regional Office of the SEC commenced a formal private investigation of Cybear, which focused on Cybear's revenue reporting, disclosure and internal controls in 1999 and 2000 with respect to Cybearclub LC, a joint venture between Andrx and Cybear intended to promote the distribution of certain healthcare products through the Internet. The Cybear matter involved whether approximately $1,300 in revenue, representing approximately $27 in gross profit, should properly have been recognized by Cybear. In an administrative Order, to which the Company consented without admitting or denying the SEC's findings, the SEC found that, although senior management of both Andrx and Cybear had consulted with the Company's then auditors concerning this issue prior to Cybear's reporting of that revenue in its Form 10-Q for the quarterly period ended June 30, 2000, that revenue should not have been recognized by Cybear. In a separate matter addressed in the same consent Order, the SEC found that the Company's allowance for doubtful accounts receivable was understated due to the unauthorized actions of a single employee who had altered certain of the Company's accounts receivable records. Without admitting or denying the SEC's findings with respect to these two matters, in May 2003, the Company agreed to cease and desist from future violations of the books and records, internal controls and proxy solicitation provisions of the securities laws and, on behalf of Cybear, to pay a $100 penalty.

Tax Matters

The Company is currently under audit by the Internal Revenue Service for the years 1999 to 2002. Despite the Company's belief that its tax return positions are supportable, it is the Company's policy to establish reserves for taxes that may become payable in future years as a result of an examination by tax authorities. While it is difficult to predict the final outcome of any particular tax matter, Management believes that the company's tax reserves are adequate. The tax reserves are analyzed periodically and adjustments are made to the tax reserves, as events occur to warrant such adjustment. The Company's effective tax rate and cash flows could be materially impacted by the ultimate resolution of its tax positions.

(17) Litigation Settlements and Other Charges

Litigation settlements and other charges consist of the following:

	Years Ended December 31,		
	2003	2002	2001
Litigation settlement charge and legal claims	**$8,750**	$65,000	$ —
POL goodwill and intangible impairment	—	7,833	—
Reorganization goodwill impairment	—	—	9,313
Ft. Washington, PA, Boca Raton, FL and Tarrytown, NY leases charge	—	—	1,722
Computer software license impairment	—	—	1,742
Telegraph goodwill impairment	—	—	1,982
	$8,750	$72,833	$14,759

In 2003 and 2002, Andrx recorded charges of $8,750 and $65,000, respectively, related to various previously disclosed legal claims, as well as a negotiated settlement of an obligation to one of the Company's law firms with respect to Andrx's generic version of Tiazac in 2003.

In 2002, Andrx recorded a charge of $7,833 for impairment of goodwill and intangible assets related to POL assets. Such charge was the result of management's decision in the fourth quarter of 2002, not to commit additional resources to POL and an evaluation of the related goodwill and intangible assets. As a result, management believes that the future benefits previously associated with this transaction no longer exist under Andrx's current operations. Andrx sold POL on December 23, 2003 (see Note 4).

In 2001, Cybear wrote off the remaining $9,313 of goodwill established in the September 2000 Reorganization. Such writeoff was the result of an evaluation of the Reorganization goodwill in consideration of, among other things, Cybear Group's business subsequent to the Reorganization. As a result, the future benefits previously associated with the Reorganization goodwill no longer existed.

In 2001, Cybear recorded an allowance of $1,722 associated with an estimated loss that Cybear expected to incur in subleasing all or portions of its Fort Washington, PA, Tarrytown, NY and Boca Raton, FL facilities.

In 2001, Cybear wrote off $1,742 for certain computer software licenses that Cybear no longer intends to market or to commercialize.

In 2001, Cybear wrote off the remaining $1,982 of goodwill established with the acquisition of Telegraph Consulting Corporation ("Telegraph") in 1999. Such write-off was the result of an evaluation of the Telegraph goodwill in consideration of, among other things, the Company's Internet business strategy and the acquisition of Mediconsult (see Note 4). As a result, the future benefits previously associated with the Telegraph goodwill no longer existed.

(in thousands, except for share and per share amounts)

(18) Selected Quarterly Data (Unaudited)

	2003			
	March 31,	**June 30,**	**September 30,**	**December 31,**
Distributed products revenue	**$154,617**	**$161,506**	**$168,334**	**$172,641**
Andrx products revenue	**48,432**	**76,679**	**74,489**	**102,052**
Licensing and royalties	**31,013**	**33,054**	**9,588**	**6,425**
Cost of goods sold	**159,033**	**171,693**	**170,196**	**199,479**
Litigation settlements and other charges	**—**	**7,500**	**—**	**1,250**
Net income	**6,356**	**14,477**	**11,741**	**15,603**
Total net income allocated to Andrx Group	**6,356**	**14,477**	**11,741**	**15,603**
Basic net income per share of Andrx Group common stock	**0.09**	**0.20**	**0.16**	**0.22**
Diluted net income per share of Andrx Group common stock	**0.09**	**0.20**	**0.16**	**0.21**

	2002			
	March 31,	June 30,	September 30,	December 31,
Distributed products revenue	$127,045	$121,502	$133,020	$153,051
Andrx products revenue	54,536	55,770	53,391	45,710
Licensing and royalties	114	102	193	16,931
Cost of goods sold	126,517	129,888	178,405	185,259
Litigation settlements and other charges	—	60,000	—	12,833
Net income (loss)	4,513	(31,334)	(33,084)	(31,912)
Total net income (loss) allocated to Andrx Group	8,395	(29,798)	(33,084)	(31,912)
Basic net income (loss) per share of Andrx Group common stock	0.12	(0.42)	(0.47)	(0.45)
Diluted net income (loss) per share of Andrx Group common stock	0.12	(0.42)	(0.47)	(0.45)
Total net loss allocated to Cybear Group	(3,882)	(1,536)	—	—
Basic and diluted net loss per share of Cybear Group common stock	(0.58)	(0.23)	—	—

As a result of the Conversion, Cybear business operations have been integrated into Andrx and Andrx currently only has one class of common stock outstanding which includes all of the businesses of Andrx and its subsidiaries. From the Reorganization on September 7, 2000, through the Conversion on May 17, 2002, Andrx allocated its operating results to each class of common stock.

Earnings (loss) per share are computed independently for each quarter presented.

In August 2002, Andrx management learned that an employee had made numerous improper entries that affected the adequacy of the Company's allowance for doubtful accounts receivable. Management determined that the Company's provision for doubtful accounts receivable (included in SG&A) was understated from January 1, 1999, through December 31, 2001, by an aggregate of $4,014, of which $2,655 and $1,720 related to the years ended

December 31, 2001 and 2000, respectively, and a credit of $361 related to the year ended December 31, 1999. The Company recognized the full amount of the $4,014 prior period misstatement in the second quarter of 2002, as the Company believed it was not material to any period affected. The 2002 financial statements include a $1,417 increase in the provision for doubtful accounts receivable related to this matter for the first and second quarters of 2002. For each of the applicable 2002 unaudited quarterly periods, the misstatement was $888 for the quarter ended March 31, 2002 and $529 for the quarter ended June 30, 2002, both of which were recorded in the second quarter of 2002.

(19) Segments

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The operating segments are managed separately because of the fundamental differences in their operations or in the uniqueness of their products. As a result of the Conversion, the Company's Internet business operations were integrated into other operating segments of Andrx and are no longer classified as a separate segment and became a part of the distributed products segment or brand products segment for financial reporting purposes. Accordingly, for segment reporting purposes, the Company has reclassified its former Internet segment operations for all prior periods herein to conform with the current period presentation. It is impracticable to report the current segment information under the old basis of segmentation given the integration of Internet business operations into other reportable segments.

The Company currently operates in the following business segments:

Distributed Products

The Company distributes primarily generic pharmaceuticals manufactured largely by others, as well as the Company, from its Weston, Florida and Columbus, Ohio distribution facilities primarily to independent pharmacies, pharmacy chains, pharmacy buying groups and physicians' offices. Sales are primarily generated through its in-house telemarketing staff and through Andrx's internally developed ordering systems. The distributed products segment's operating results exclude participation in the distribution of Andrx generic products, which are included in the generic product segment. As a result of the Conversion, Cybear's Cybearclub LC joint venture with Andrx, which was formerly included in the Internet segment, is now included in the distributed products business segment.

Generic Products

The Company researches and develops, manufactures and sells generic versions of selected controlled-release brand name pharmaceuticals, utilizing its proprietary drug delivery technologies, as well as generic versions of niche and immediate-release pharmaceutical products, including oral contraceptives. The generic products segment also includes licensing revenues earned under the agreement with KUDCo, and the contract manufacturing activities conducted at Andrx's aerosol manufacturing facility in Massachusetts through October 9, 2003, the date the Massachusetts operation was sold. The generic products segment also includes the equity in earnings (losses) of unconsolidated joint ventures (see Note 9).

Brand Products

The Company commercializes brand name pharmaceuticals in many cases using its controlled-release drug delivery technologies. The brand products segment also includes: (i) fees generated under an agreement with Sandoz for specified brand products, which was terminated in October 2001; (ii) milestones to Sandoz in connection with the termination of such agreement; (iii) sales of products from CTEX, which Andrx acquired on January 23, 2001, which include Histex through June 28, 2002; (iv) gain on sale of Histex product line in June 2002 and the sale of butalbital in 2003; (v) commencing in July 2001, sales of the Entex brand product line; (vi) commencing in November 2001, sales of the Anexsia pain product line; and (vii) commencing July 2002, net sales of Altocor, Andrx's first internally developed brand product.

(in thousands, except for share and per share amounts)

Corporate and Other

Corporate and other consists of corporate headquarters, including general and administrative expenses, which include legal costs associated with antitrust matters, litigation settlements charges, interest income, interest expense and income taxes. The Company evaluates the performance of the segments after all intercompany transactions are eliminated. The allocation of income taxes is not evaluated at the segment level.

The following table presents financial information by business segment:

	As of or for the Year Ended December 31, 2003				
	Distributed Products	**Generic Products**	**Brand Products**	**Corporate & Other**	**Consolidated**
Revenues	**$657,098**	**$336,197**	**$ 53,043**	**$ —**	**$1,046,338**
Income (loss) from operations	**46,183**	**130,386**	**(57,929)**	**(50,773)**	**67,867**
Equity in earnings of joint ventures	**—**	**5,135**	**—**	**—**	**5,135**
Interest income	**—**	**—**	**—**	**2,242**	**2,242**
Interest expense	**—**	**—**	**127**	**2,514**	**2,641**
Gain on sale of assets	**—**	**3,730**	**1,875**	**—**	**5,605**
Depreciation and amortization	**4,299**	**17,848**	**4,940**	**1,976**	**29,063**
Purchase of property, plant and equipment	**4,102**	**28,375**	**994**	**5,984**	**39,455**
Total assets	**232,366**	**365,113**	**87,956**	**273,011**	**958,446**

	As of or for the Year Ended December 31, 2002				
	Distributed Products	Generic Products	Brand Products	Corporate & Other	Consolidated
Revenues	$534,618	$208,127	$ 28,235	$ —	$ 770,980
Income (loss) from operations	31,887	(19,732)	(78,450)	(100,359)	(166,654)
Equity in earnings of joint ventures	—	3,697	—	—	3,697
Interest income	—	—	—	5,420	5,420
Interest expense	—	—	—	200	200
Gain on sale of assets	—	—	5,094	—	5,094
Depreciation and amortization	3,289	12,526	5,488	769	22,072
Purchase of property, plant and equipment	13,916	96,321	808	1,245	112,290
Total assets	234,008	289,468	68,136	197,867	789,479

	As of or for the Year Ended December 31, 2001				
	Distributed Products	Generic Products	Brand Products	Corporate & Other	Consolidated
Revenues	$495,241	$204,969	$ 48,831	$ —	$ 749,041
Income (loss) from operations	34,581	102,504	(55,726)	(24,839)	56,520
Equity in earnings of joint ventures	—	1,025	—	—	1,025
Interest income	—	—	—	11,386	11,386
Depreciation and amortization	2,924	6,954	12,083	78	22,039
Purchase of property, plant and equipment	8,336	64,908	1,149	696	75,089
Total assets	194,784	222,045	73,593	298,792	789,214

For each of the applicable, unaudited quarterly periods, the misstatement to the allowance for doubtful accounts receivable resulting from an employee making improper entries (see Note 18) for the Distributed Products Segment was $803 for the quarter ended March 31, 2002 and $524 for the quarter ended June 30, 2002. The amount of the misstatement attributable to each of the applicable unaudited quarterly periods for the Generic Products Segment was $85 for the quarter ended March 31, 2002 and $5 for the quarter ended June 30, 2002.

Stockholder Information
Stockholder information and a copy of the Company's Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission, as well as other filings with the SEC, may be obtained without charge by contacting Investor Relations at Andrx Corporation's corporate headquarters, 954-584-0300, email: investor.relations@andrx.com or visiting the Company's website at www.andrx.com.

Transfer Agent
American Stock Transfer & Trust Company
Shareholder Services
59 Maiden Lane
New York, NY 10038
800-937-5449

Common Stock
Andrx common stock is quoted on the Nasdaq National Market
Ticker symbol: ADRX

Annual Meeting of Stockholders
Friday, June 4, 2004 at 9:00AM ET
Renaissance Fort Lauderdale-Plantation Hotel
1230 South Pine Island Road
Plantation, FL 33324
954-472-2252

Independent Accountants
Ernst & Young LLP
Fort Lauderdale, Florida

Securities Counsel
Proskauer Rose LLP
New York, NY

Market Information
For the calendar quarters indicated, the table below sets forth the high and low sales prices per share of Andrx common stock, as reported on the Nasdaq National Market, based on published financial resources.

	***Andrx Common Stock* Market Price**	
2003	**High**	**Low**
First Quarter	$16.83	$7.68
Second Quarter	24.20	11.10
Third Quarter	25.90	16.32
Fourth Quarter	24.05	17.00
2002	**High**	**Low**
First Quarter	$71.27	$31.13
Second Quarter	48.20	25.80
Third Quarter	27.89	16.61
Fourth Quarter	23.19	10.75

In addition to Andrx common stock, from September 7, 2000 through May 17, 2002, Andrx Corporation also had outstanding a class of common stock known as Cybear common stock, which tracked the performance of Cybear Group. Effective May 17, 2002, Andrx Corporation, in accordance with the terms of its Certificate of Incorporation, converted all of the outstanding shares of Cybear common stock into shares of Andrx common stock.

Holders
As of March 1, 2004, there were approximately 273 holders of record of Andrx common stock. Andrx believes the number of beneficial holders of Andrx common stock is in excess of 54,000.

Dividends
Andrx Corporation has never paid any cash dividends on its common stock and does not intend to pay cash dividends for the foreseeable future. Andrx Corporation intends to retain earnings, if any, to finance the development and expansion of its businesses. Andrx Corporation is prohibited from paying dividends under its senior credit facility without the consent of the agent and the lenders parties thereto. Payment of cash dividends in the future will depend, among other things, upon Andrx Corporation's ability to generate earnings, its need for capital and its overall financial condition.

Forward Looking Statements
Andrx Corporation cautions readers that certain important factors may affect its actual results and could cause such results to differ materially from any forward-looking statements which may be deemed to have been made in this report or which are otherwise made by or on behalf of Andrx. For this purpose, any statements contained in this report that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may," "will," "to," "expect," "believe," "anticipate," "intend," "plan," "could," "would," "estimate," or "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. Investors are cautioned that all forward-looking statements involve risks and uncertainties. Andrx Corporation is also subject to other risks detailed herein or detailed from time to time in Andrx Corporation's Securities and Exchange Commission filings. Andrx disclaims any responsibility to update the statements contained herein.

Trademarks
The names of third parties, products and services profiled herein may be registered trademarks and/or service marks of their respective owners.

officers and directors

OFFICERS

ANDRX CORPORATION



Thomas P. Rice
Chief Executive Officer and Director



Angelo C. Malahias
President



Scott Lodin
Executive Vice President, General Counsel and Secretary



Dr. Elliot F. Hahn
Chairman Emeritus and Director



John M. Hanson
Senior Vice President and Chief Financial Officer



Thomas R. Giordano
Senior Vice President and Chief Information Officer



Ian J. Watkins
Senior Vice President, Human Resources

BUSINESS UNITS



Lawrence J. Rosenthal
President, Andrx Pharmaceuticals, Inc.



Daniel H. Movens
President, Anda, Inc.



Sylvia S. McBrinn
Excecutive Vice President, Andrx Laboratories, Inc.

BOARD OF DIRECTORS



Thomas P. Rice
Chief Executive Officer, Andrx Corporation

Tamara A. Baum
Lead Director, Andrx Corporation
Former Global Managing Director of Health Care Finance, Warburg Dillon Read

Dr. Melvin Sharoky
President and Chief Executive Officer of Somerset Pharmaceuticals, Inc.

Lawrence J. DuBow
Chairman of HMS Sales & Marketing, Inc.

Carter H. Eckert
Chairman of Board and Chief Executive Officer, IMPATH, Inc.

Irwin C. Gerson
Retired Chairman and Chief Executive Officer of the Lowe McAdams Healthcare Division of the Interpublic Group

Dr. Elliot F. Hahn
Chairman Emeritus, Andrx Corporation

Joseph E. Breslin
Former Senior Managing Director of Whitehall Asset Management, Inc.
Former President and Director of Whitehall Funds

Andrx
CORPORATION

4955 Orange Drive, Davie, FL 33314
1-954-584-0300 • www.andrx.com

Nasdaq: ADRX